AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1996

                                                REGISTRATION NO. 333-15861
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1

                                    TO

                                 FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                          FIRST USA PAYMENTECH, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                      7389                75-2634185
                         (PRIMARY STANDARD INDUSTRIAL (I.R.S. EMPLOYER
    (STATE OR OTHER       CLASSIFICATION CODE NUMBER)
    JURISDICTION OF                                IDENTIFICATION NUMBER)
   INCORPORATION OR
     ORGANIZATION)

                                1601 ELM STREET
                                   SUITE 800
                              DALLAS, TEXAS 75201
                                (214) 849-2000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DAVID W. TRUETZEL
                            CHIEF FINANCIAL OFFICER
                          FIRST USA PAYMENTECH, INC.
                          1601 ELM STREET, SUITE 800
                              DALLAS, TEXAS 75201
                                (214) 849-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
         RANDALL H. DOUD, ESQ.                 NORMAN D. SLONAKER, ESQ.
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM              BROWN & WOOD LLP
                  LLP                           ONE WORLD TRADE CENTER
           919 THIRD AVENUE                    NEW YORK, NEW YORK 10048
       NEW YORK, NEW YORK 10022                     (212) 839-5300
            (212) 735-3000

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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-------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  The Registration Statement contains two forms of prospectus, one to be used in connection with a United States underwritten offering (the "U.S. Prospectus"), and one to be used in connection with a concurrent international underwritten offering (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The Prospectuses will be identical in all respects except for the front cover page, the section entitled "Underwriting" and the outside back cover page.

  The form of the U.S. Prospectus is included herein and the form of the front cover page, "Underwriting" section and outside back cover page of the International Prospectus are included following the back cover page of the U.S. Prospectus as pages X-1 through X-5.

                             SUBJECT TO COMPLETION

              PRELIMINARY PROSPECTUS DATED NOVEMBER 18, 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS
                                6,800,000 SHARES

                                      LOGO
                                 [of First USA]

                                  COMMON STOCK

                                  ----------

  Of the 6,800,000 shares of Common Stock (the "Common Stock") offered hereby, 2,800,000 shares are being issued and sold by First USA Paymentech, Inc. (the "Company") and 4,000,000 shares are being sold by a subsidiary of First USA, Inc., ("First USA") (the "Selling Stockholder"). See "Principal Stockholders and Selling Stockholder". Of the shares of Common Stock offered hereby, 5,440,000 shares initially are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,360,000 shares initially are being offered in a concurrent offering outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for both of the Offerings. See "Underwriting".

  The Common Stock is traded on the New York Stock Exchange under the symbol "PTI". On November 15, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $36.25 per share. See "Price Range of Common Stock ".

  First USA owns approximately 77% of the outstanding Common Stock. Upon completion of the Offerings, First USA will own 20,411,081 shares of Common Stock, which will represent approximately 59% of the outstanding Common Stock, assuming no exercise of the Underwriters' over-allotment options, or 19,811,081 shares of Common Stock, which will represent approximately 57% of the outstanding Common Stock, if the Underwriters' over-allotment options are exercised in full. The Company will use its net proceeds from the Offerings for general corporate purposes, including repayment of indebtedness. The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Use of Proceeds". The Company, First USA and the directors and executive officers of the Company have agreed, following completion of the Offerings, not to issue, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 120 days after the date of this Prospectus, except that the Company may, without such consent, grant options or issue shares of Common Stock pursuant to its employee benefit plans and may in certain circumstances issue shares of Common Stock in connection with acquisitions.

  FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" SET FORTH ON PAGES 8 THROUGH 10 HEREIN.

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PRICE TO UNDERWRITING PROCEEDS TO     PROCEEDS TO
                            PUBLIC  DISCOUNT(1)  COMPANY(2)  SELLING STOCKHOLDER
--------------------------------------------------------------------------------
Per Share.................   $          $            $               $
--------------------------------------------------------------------------------
Total(3)..................  $          $            $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting expenses payable by the Company estimated at $750,000.

(3) The Company has granted the U.S. Underwriters and the International Managers 30-day options to purchase up to 336,000 and 84,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. The Selling Stockholder has granted the U.S. Underwriters and the International Managers 30-day options to purchase up to 480,000 and 120,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholder will be $     , $     , $     , and $     ,
    respectively. See "Underwriting".

                                  ----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares will be made in New York,
New York on or about        , 1996.

                                  ----------
MERRILL LYNCH & CO.

                   MONTGOMERY SECURITIES
                                                          SMITH BARNEY INC.

                                  ----------

                  The date of this Prospectus is      , 1996.

  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall encompass any amendment thereto) on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted from the Prospectus as permitted by the rules and regulations promulgated by the Commission. For further information with respect to the Company and the Common Stock offered in the Offerings, reference is hereby made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the provisions of any contract, agreement or other document referred to are not necessarily complete. With respect to each such statement as to a contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement and the exhibits thereto, as well as any such reports and other information to be filed by the Company with the Commission, may be inspected and copied at the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references in this Prospectus to the Company include the Company and its subsidiaries, all references to First USA include First USA and its subsidiaries, and all references to the number of shares of Common Stock and per share amounts (i) assume that the over-allotment options granted to the Underwriters are not exercised and (ii) assume that outstanding employee and director stock options are not exercised. See "Management--Executive Compensation" and "--Compensation of Outside Directors". Without giving effect to the Offerings, the Company is approximately 77% owned by First USA Financial, Inc. ("First USA Financial"), itself a wholly owned subsidiary of First USA. Upon completion of the Offerings, First USA will own 20,411,081 shares of Common Stock, which will represent approximately 59% of the outstanding Common Stock, assuming no exercise of the Underwriters' over-allotment options, or 19,811,081 shares of Common Stock, which will represent approximately 57% of the outstanding Common Stock, if the Underwriters' over-allotment options are exercised in full. Unless the context otherwise requires, references in this Prospectus will refer to First USA instead of First USA Financial as the parent and majority stockholder of the Company.

                                  THE COMPANY

  First USA Paymentech, Inc. (the "Company") is a Delaware corporation, which engages in the credit card industry primarily as a payment processor of credit and debit card transactions on behalf of merchants, financial institutions and sales agents. According to published industry sources, the Company is the third largest payment processor of bankcard transactions in the United States. During fiscal 1996, the Company processed approximately $30.9 billion in sales volume in approximately 574 million bankcard transactions. In addition, the Company markets and issues commercial cards to businesses and other entities. Commercial cards facilitate business-to-business payment procedures and reporting, replacing traditional direct payment methods. Through its recently acquired subsidiary GENSAR Holdings Inc ("GENSAR"), the Company also provides third party credit and debit authorization services to financial institutions, sales agents and the Company's direct merchants. See "--Recent Acquisition". During the three months ended September 30, 1996, the Company processed approximately $9.0 billion in sales volume in approximately 264 million total transactions, which included GENSAR volume following the acquisition.

  The Company processes credit and debit card transactions for merchants that accept credit and debit cards as payment for goods or services. The Company primarily derives its payment processing net revenue from fee income. The Company views the ten largest payment processors in the United States as its primary competitors. According to published industry sources, the ten largest payment processors processed approximately 70% of the total bankcard sales volume processed for the calendar year 1995. The Company is the third largest payment processor of bankcard transactions in the United States, according to published industry sources, and estimates that it currently processes approximately 7% of total bankcard sales volume.

  The Company primarily markets its payment processing services directly to merchants using its direct sales force of sales representatives located in offices throughout the country. The sales and customer support departments are segmented by geography and line of business. The Company believes that the alignment of services by these factors facilitates the sales cycle and leads to increased customer satisfaction. Direct merchants represent a substantial majority of the Company's processing volume, accounting for 84% of sales volume processed during the three months ended September 30, 1996. Direct merchants are the most profitable segment of the Company's merchant portfolio.

  In addition, the Company markets its payment processing services indirectly through financial institutions and sales agents which in turn market to merchants. The Company believes that this strategy results in greater penetration and wider distribution than would result solely from selling directly to merchants.

  The Company serves a diverse portfolio of merchants that are concentrated in a number of industries. The largest industry categories as of June 30, 1996 were retail (34%), direct response marketing (33%), travel and entertainment (14%) and petroleum and convenience stores (12%). The Company provides transaction processing for large national accounts, as well as for many smaller, regional merchants. No one merchant represents in excess of 5% of the Company's annual sales volume processed.

  The Company employs an operating strategy of investing in technology and product development and enhancement in order to improve its position in the industry, while providing comprehensive service and support to its existing customer base. The Company believes that this strategy lowers costs, generates new sales and reduces customer attrition.

  The Company, through its wholly owned subsidiary, First USA Financial Services, Inc. ("Financial Services"), began in September 1995 to actively market and issue commercial cards that facilitate business-to-business payment procedures and reporting. Its product offerings include corporate cards designed for use by medium to large companies for travel and entertainment expenditures, purchasing cards designed for use by medium to large companies in purchasing equipment, supplies and services and business cards designed for use by small to medium companies for routine business purchases, including travel and entertainment expenditures and equipment and supply purchases. Commercial card revenue derives primarily from Visa and MasterCard interchange income, fee income and interest income. The Company's current operating and growth strategies are to aggressively market its cards and develop customer relationships which will provide strategic business opportunities for growth.

                               RECENT ACQUISITION

  On August 19, 1996, the Company purchased for approximately $170 million all of the outstanding common stock of GENSAR and its wholly owned subsidiaries, GENSAR Technologies Inc and GENSAR Merchant Processing Inc. GENSAR is one of the nation's largest providers of third party credit and debit authorization services to financial institutions, sales agents and direct merchants, processing approximately 300 million transactions during the twelve months ended June 30, 1996. Prior to its acquisition, GENSAR engaged in the payment processing business and maintained a payment processing portfolio with approximately $1 billion in annual sales volume.

  The acquisition of GENSAR enables the Company to offer third party credit and debit authorization services to financial institutions and sales agents. GENSAR also enables the Company to directly provide its existing customers with a full array of point-of-sale products and services that were previously primarily outsourced. As a result of the GENSAR acquisition, the Company expects to (1) realize cost savings through vertical integration of formerly outsourced services, (2) enhance existing products and services and (3) generate new revenue by establishing itself as a third-party processor.

  During the first quarter of fiscal 1997, the Company recorded a one-time merger, integration and impairment charge related to the GENSAR acquisition of $15.5 million, or $9.7 million and $0.30 per share on an after-tax basis. The charge includes costs related to the conversion from third-party authorization networks to GENSAR's authorization network, the closure of certain offices and employee severance.

                                 THE OFFERINGS

Common Stock Offered by the
 Company:
  U.S. Offering....................  2,240,000 shares
  International Offering...........  560,000 shares
    Total..........................  2,800,000 shares
Common Stock Offered by the Selling
 Stockholder:
  U.S. Offering....................  3,200,000 shares
  International Offering...........  800,000 shares
    Total..........................  4,000,000 shares
Total Common Stock Offered.........  6,800,000 shares
Common Stock to be Outstanding
 after the Offerings(1)............  34,509,281 shares
Common Stock to be Owned by First
 USA after the Offerings...........  20,411,081 shares
Estimated Net Proceeds to the
 Company from the Offerings(2).....  $96,186,000
Estimated Net Proceeds to the
 Selling Stockholder from the
 Offerings(3)......................  $138,480,000
Use of Proceeds....................  The net proceeds to the Company from the
                                     Offerings will be used for general
                                     corporate purposes, including repayment of
                                     indebtedness. See "Use of Proceeds".
NYSE Symbol........................  PTI

--------
(1) Excludes 1,327,260 shares issuable upon exercise of outstanding employee and director stock options, 280,740 of which are presently exercisable. See "Management--Executive Compensation" and "--Compensation of Outside Directors".

(2) Reflects the sale of shares of Common Stock by the Company in the Offerings at an assumed offering price of $36.25 per share (less the underwriting discount and associated expenses). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

(3) Reflects the sale of shares of Common Stock by the Selling Stockholder in the Offerings at an assumed offering price of $36.25 per share (less the underwriting discount).

                                  RISK FACTORS

  Prior to making an investment decision, prospective purchasers should consider all of the information set forth in this Prospectus and, in particular, should evaluate the factors set forth in "Risk Factors".

                          RELATIONSHIP WITH FIRST USA

  First USA currently owns approximately 77% of the outstanding Common Stock. Upon completion of the Offerings, First USA will own 20,411,081 shares of Common Stock, which will represent approximately 59% of the outstanding Common Stock, assuming no exercise of the Underwriters' over-allotment options, or 19,811,081 shares of Common Stock, which will represent approximately 57% of the outstanding Common Stock, if the Underwriters' over-allotment options are exercised in full. Following completion of the Offerings, First USA will continue to own a substantial number of the outstanding shares of Common Stock and will have substantial influence over the election of the Company's Board of Directors and over the business and affairs of the Company. See "Risk Factors-- Significant Equity Position of First USA" and "Description of Capital Stock-- Preferred Stock". The Company maintains operations, employees and contracts substantially independent of First USA's other operating subsidiaries. However, the Company and First USA are parties to an agreement pursuant to which First USA has agreed to provide the Company with certain administrative services, access to insurance coverage and certain benefit plans, and the use of trademarks and certain facilities. The Company also is a party to a tax sharing agreement and a registration rights agreement with First USA. First USA is selling its shares in the Offerings pursuant to "piggy-back" rights under the registration rights agreement. See "Relationship with First USA".

                         SUMMARY FINANCIAL INFORMATION

  The following table sets forth consolidated summary financial data and other operating data of the Company as of and for the three fiscal years ended June 30, 1996 and as of and for the three months ended September 30, 1996 and 1995 which have been derived from financial information appearing elsewhere in this Prospectus. The following table also sets forth summary pro forma financial information for the three months ended September 30, 1996 and the fiscal year ended June 30, 1996. See "Selected Financial Information".

                                    FISCAL YEAR ENDED JUNE 30,             THREE MONTHS ENDED SEPTEMBER 30,
                          ------------------------------------------------ ----------------------------------
                                   1996               1995        1994             1996               1995
                          -----------------------  ----------- ----------- ----------------------  ----------
                                          PRO                                             PRO
                            ACTUAL     FORMA(1)                              ACTUAL     FORMA(1)
                          ----------- -----------                          ----------  ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net revenue.............     $121,232    $145,714      $86,628     $63,749    $39,634     $42,046     $23,825
Other operating
 expenses...............       92,548     113,742       72,518      53,438     27,773      29,980      21,334
Depreciation and
 amortization...........        7,669      16,042        4,210       1,794      3,624       4,326       1,512
Merger, integration and
 impairment.............          --          --           --          --      15,544      15,544         --
                          ----------- -----------  ----------- ----------- ----------  ----------  ----------
Income (loss) from
 operations.............       21,015      15,930        9,900       8,517     (7,307)     (7,804)        979
Net interest income
 (expense)..............        2,737      (4,512)       1,310         323      1,249         601         278
                          ----------- -----------  ----------- ----------- ----------  ----------  ----------
Income (loss) before
 income taxes...........       23,752      11,418       11,210       8,840     (6,058)     (7,203)      1,257
Income tax provision
 (benefit)..............        9,500       5,228        3,290       2,489     (2,774)     (3,213)        568
                          ----------- -----------  ----------- ----------- ----------  ----------  ----------
 Net income (loss)......      $14,252      $6,190       $7,920      $6,351    $(3,284)    $(3,990)       $689
                          =========== ===========  =========== =========== ==========  ==========  ==========
 Net income (loss) per
  share.................        $0.54       $0.23        $0.32       $0.26     $(0.10)     $(0.12)      $0.03
                          =========== ===========  =========== =========== ==========  ==========  ==========
 Pro forma net loss per
  share(2)..............                                                       $(0.09)     $(0.10)
                                                                           ==========  ==========
BALANCE SHEET DATA:
Purchased merchant
 portfolios and
 goodwill, net..........      $88,894         --       $40,024      $3,930   $298,743         --      $73,592
Total assets............      290,221         --        84,038      37,805    488,547         --      143,699
Loan payable to First
 USA....................          --          --         4,000         --      25,000         --       38,064
Stockholders' equity....      231,064         --        47,232      14,728    227,832         --       63,672
OTHER DATA:
Sales volume processed..  $30,875,857 $31,624,813  $20,059,066 $18,425,550 $9,019,655  $9,111,608  $6,041,554
Bankcard items
 processed(3)...........      574,157     585,958      358,705     321,791    177,523     179,113     110,352
Total items
 processed(3)...........           NA          NA           NA          NA    263,615     297,196          NA

--------
(1) On August 19, 1996, the Company purchased for approximately $170 million in cash all of the outstanding stock of GENSAR. The unaudited pro forma statement of income data for the three months ended September 30, 1996 and for fiscal 1996 give effect to the GENSAR transaction as if it had occurred on July 1, 1995. Pro forma adjustments reflecting anticipated merger benefits are not included.
(2) Pro forma to give effect, as of July 1, 1996, to the repayment of the loan payable to First USA in the principal amount of $25 million from the Company's net proceeds from the Offerings. In computing pro forma net income per share, the Company has taken into account the decreased interest expense as a result of the repayment of the loan to First USA.
(3) Bankcard items processed include bankcard transactions derived from the Company's merchant portfolio. Total items processed include bankcard and other credit and debit card transactions and credit and debit authorization transactions. Comparable information for periods prior to the fiscal quarter ended September 30, 1996 is not available.

                                 RISK FACTORS

  Prior to making an investment decision, prospective investors should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the following risk factors.

COMPETITION AND INDUSTRY CONSOLIDATION

  The payment processing industry is highly competitive, especially among the ten largest payment processors in the United States, which the Company views as its primary competitors. According to published industry sources, the ten largest payment processors processed approximately 70% of the total bankcard sales volume processed for the calendar year 1995. The Company is the third largest payment processor of bankcard transactions in the United States, according to published industry sources, and estimates that it currently processes approximately 7% of total bankcard sales volume. The Company also competes with other providers of credit and debit authorization services. The Company faces intense competition from numerous providers of payment processing services who may employ various competitive strategies. Such competition requires that the Company continue to invest resources in technological developments and restricts the prices it can charge.

  Due to the market's requirement that payment processors provide advanced and efficient technology, certain financial institutions and other payment processors have recently left the business or merged with other providers, resulting in significant consolidation in the payment processing industry. The Company believes the trend toward consolidation will continue as the technological demand on processors continues to increase. Industry consolidation has enabled a few of the Company's competitors to have access to significant capital, management, marketing and technological resources that are equal to or greater than those of the Company, and there can be no assurance that the Company will continue to be able to compete successfully with such payment processors.

  In addition, competition in the industry has made it difficult for payment processors to pass through increases in the interchange and assessments charged by Visa and MasterCard, and as a result some payment processors have absorbed increased fees to maintain their merchant bases. Although the Company's agreements with its merchants contemplate that the Company will charge all Visa and MasterCard interchange and assessments to merchants, there can be no assurance that competitive pressures will not require that the Company absorb all or a portion of such fee increases in the future, or that the Company will be able to continue to pass along fee increases to merchants when it negotiates the renewal of such agreements. Further tightening of margins due to fee increases or other factors may result in financial institutions and other payment processors abandoning the payment processing business and thus accelerating industry consolidation.

  The Company also competes against issuers of commercial cards that offer highly competitive and attractive rates, including rates which are at or below rates charged by the Company, in order to preserve market share.

CONTINGENT LIABILITIES THROUGH MERCHANTS

  Under the rules of Visa, MasterCard and other credit and debit card organizations, the payment processor has certain contingent liabilities for the transactions it processes on behalf of merchants. If a cardholder purchases a product or service and is dissatisfied after the purchase, the cardholder may be able to return the product and demand a refund. If the merchant, after having received payment from the payment processor, refuses to pay the refund or properly provide the product or service, a chargeback results. The obligation to fund the chargeback is the liability of the payment processor if the merchant does not have sufficient funds to repay the chargeback. In most cases, this contingent liability is unlikely because the product or service is delivered when purchased and credit is issued on returned items. For certain industries, such as the direct response marketing industry, where the cardholder is not present to provide a signature, the Company's contingent liability is greater. The Company minimizes its exposure to such contingent liabilities by conducting a thorough credit review of its merchants initially and on a regular basis to monitor risks. The Company also has the ability to hold a merchant's daily settlement if fraudulent activity is suspected. In addition, at September 30, 1996, the Company had cash deposits from certain customers aggregating approximately $18.3 million as an offset to potential contingent liabilities that are the responsibility of such customers. These cash deposits are primarily related to merchants in the direct response marketing industry. See "Business--Payment Processing-- Credit". Credit losses incurred by the Company relating to such contingent liabilities were approximately $240,000 and $215,000 and $640,000, $310,000 and $390,000 for the three months ended September 30, 1996 and 1995 and during fiscal 1996, 1995 and 1994, respectively. The Company's payment processing operation is not exposed to cardholder credit losses.

SIGNIFICANT EQUITY POSITION OF FIRST USA

  First USA is the owner of approximately 77% of the outstanding Common Stock. Upon completion of the Offerings, First USA will own 20,411,081 shares of Common Stock, which will represent approximately 59% of the outstanding Common Stock, assuming no exercise of the Underwriters' over-allotment options, or 19,811,081 shares of Common Stock, which will represent approximately 57% of the outstanding Common Stock, if the Underwriters' over-allotment options are exercised in full. Following completion of the Offerings, First USA will continue to own a substantial number of the outstanding shares of Common Stock and will have substantial influence over the election of members of the Company's Board of Directors and over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of any additional Common Stock or other equity securities and the payment of any dividends with respect to the Common Stock. In addition, First USA will have substantial influence in approving matters submitted to a vote of the Company's stockholders and in causing or preventing a change in control of the Company. Moreover, all of the members of the Company's Board of Directors are directors or key employees of First USA. See "Description of Capital Stock-- Certificate of Incorporation and By-law Provisions".

  The Company and First USA are considering various arrangements that would be intended to provide the Company with greater operating independence from First USA. If the Company and First USA enter into such arrangements, this would give the Company the status of a non-controlled subsidiary of First USA, and under current Financial Accounting Standards Board rules would also permit the Company to use the pooling-of-interest accounting method in certain transactions two years after the non-control status had been achieved. However, the Company and First USA intend to maintain a strategic alliance and continue jointly to pursue mutually beneficial business opportunities.

CONFLICTS OF INTEREST WITH FIRST USA

  There is currently substantial overlap in the Boards of Directors of First USA and the Company. Certain conflicts of interest and disagreements between First USA and the Company could arise in connection with the interpretation of the various intercompany agreements entered into between First USA and the Company in connection with the Company's March 1996 initial public offering of Common Stock. See "Relationship with First USA". In addition, First USA, through its wholly owned subsidiary First USA Bank, and the Company both own or have interests in entities in the business of issuing credit cards. Although First USA has advised the Company that it does not intend to offer payment processing products or commercial cards in competition with the Company, First USA is not contractually prohibited from offering such products. As a result, conflicts of interest may arise between First USA and the Company in connection with future payment processing and commercial card opportunities. It is anticipated that these conflicts of interest, to the extent that they arise, will be resolved by consultation with independent financial and legal advisors and determinations made by disinterested directors. Such conflicts of interest will, however, be more difficult to resolve than would be the case if First USA and the Company did not have overlapping directors and may be resolved in a manner which may appear to be more favorable to one of the parties.

HOLDING COMPANY STRUCTURE

  As a holding company, the Company is dependent on the cash flow from its subsidiaries, received through dividends or other intercompany transfers of funds, to service its debt and meet its operating expenses and other obligations. However, Financial Services may pay dividends and make certain other intercompany transfers of funds only up to amounts permitted by banking regulations. See "Business--Regulation of Financial Services". Dividends from subsidiaries, together with any net proceeds from the Offerings retained by the Company for general corporate purposes, are expected, for the foreseeable future, to be a significant source of the Company's liquidity. See "Use of Proceeds". Limitations on the availability to the Company of dividends from its subsidiaries could adversely impact the Company's liquidity.

ANTITAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and By-laws contain certain provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination involving the Company that is deemed undesirable by the Company's Board of Directors, or of delaying or preventing changes in control or management of the Company. Although such provisions may not have substantial practical significance to investors while First USA maintains a significant equity interest in the Company, such provisions could become significant should First USA reduce its ownership interest in the Company such that First USA no longer has a substantial influence over the management of the Company. See "Description of Capital Stock--Certificate of Incorporation and By-law Provisions".

REGULATION OF FINANCIAL SERVICES

  As a Utah-chartered industrial loan corporation, the deposits of which are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC"), Financial Services is subject to regulation under both state and federal law. The restrictions imposed by such laws and regulations limit Financial Services' discretion in operating its businesses. No assurance can be given that such laws and regulations will not be amended or construed differently, or that new laws and regulations will not be adopted, the effect of which could be to adversely affect the operations of the Company. See "Business--Regulation of Financial Services".

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market following the Offerings, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. The Company is unable to make any prediction as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale". The Company, First USA and the directors and executive officers of the Company have each agreed to certain restrictions on the disposition of shares of Common Stock after the date of this Prospectus. See "Underwriting".

INITIAL OPERATIONS AND LOSSES OF FINANCIAL SERVICES

  The Company, through its wholly owned subsidiary, Financial Services, began in September 1995 to actively market and issue commercial cards to businesses and other entities. Financial Services competes against other much larger and more established commercial card issuers. There is no assurance that Financial Services will be successful in this segment of the market. The Company expects Financial Services to become profitable in late fiscal 1997. The losses associated with this operation did not have a material impact on the consolidated results of the Company in fiscal 1996 and the Company believes that its losses associated with this operation will not have a material impact on the consolidated results of the Company in fiscal 1997.

                                  THE COMPANY

GENERAL

  First USA Paymentech, Inc. (the "Company") is a Delaware corporation, which engages in the credit card industry primarily as a payment processor of credit and debit card transactions on behalf of merchants, financial institutions and sales agents. According to published industry sources, the Company is the third largest payment processor of bankcard transactions in the United States. During fiscal 1996, the Company processed approximately $30.9 billion in sales volume in approximately 574 million bankcard transactions. In addition, the Company markets and issues commercial cards to businesses and other entities. Commercial cards facilitate business-to-business payment procedures and reporting, replacing traditional direct payment methods. Through its recently acquired subsidiary GENSAR Holdings Inc ("GENSAR"), the Company also provides third party credit and debit authorization services to financial institutions, sales agents and the Company's direct merchants. During the three months ended September 30, 1996, the Company processed approximately $9.0 billion in sales volume in approximately 264 million total transactions, which included GENSAR volume following the acquisition.

  First USA, Inc. ("First USA") is the owner of approximately 77% of the outstanding Common Stock. Upon completion of the Offerings, First USA will own 20,411,081 shares of Common Stock, which will represent approximately 59% of the outstanding Common Stock, assuming no exercise of the Underwriters' over-allotment options, or 19,811,081 shares of Common Stock, which will represent approximately 57% of the outstanding Common Stock, if the Underwriters' over-allotment options are exercised in full. First USA is also the owner of all of the outstanding common stock of First USA Bank, one of the largest issuers of Visa and MasterCard credit cards in the United States, and First USA Federal Savings Bank ("First USA FSB"), a thrift institution which offers financial products other than credit cards, focusing on relationships with existing cardmembers of First USA Bank.

  The address of the principal executive office of the Company is 1601 Elm Street, Dallas, Texas 75201, and its telephone number is (214) 849-2000. The principal corporate locations of the Company outside of Dallas, Texas are located in Salem, New Hampshire; Tampa, Florida; Salt Lake City, Utah; New York, New York; and Cleveland, Ohio, with a number of additional offices located throughout the United States.

PAYMENT PROCESSING

  According to published industry sources, the Company is the third largest payment processor of bankcard transactions in the United States. The Company processes credit and debit card transactions for merchants that accept credit and debit cards as payment for goods or services. During fiscal 1996, the Company processed approximately $30.9 billion in sales volume in approximately 574 million bankcard transactions. The Company views the ten largest payment processors in the United States as its primary competitors. According to published industry sources, the ten largest payment processors processed approximately 70% of the total bankcard sales volume processed for the calendar year 1995. The Company estimates that it currently processes approximately 7% of total bankcard sales volume.

  The Company primarily markets its payment processing services directly to merchants using its direct sales force of sales representatives located in offices throughout the country. The sales and customer support departments are segmented by geography and line of business. The Company believes that the alignment of services by these factors facilitates the sales cycle and leads to increased customer satisfaction. Direct merchants represent a substantial majority of the Company's processing volume, accounting for 84% and 79% of sales volume processed during the three months ended September 30, 1996 and September 30, 1995, respectively, and 82%, 78% and 52% during fiscal 1996, 1995 and 1994, respectively. Direct merchants are the most profitable segment of the Company's merchant portfolio.

  In addition, the Company markets its payment processing services indirectly through financial institutions and sales agents which in turn market to merchants. The Company believes that this strategy results in greater penetration and wider distribution than would result solely from selling directly to merchants.

  The Company's recent growth has occurred in part through acquisitions of other processing services operations and merchant portfolios, including those discussed below. The Company continues to consider acquisition opportunities as a component of its growth.

  On August 19, 1996, the Company purchased for approximately $170 million all of the outstanding common stock of GENSAR. GENSAR is one of the nation's largest providers of third party credit and debit authorization services to financial institutions, sales agents and direct merchants, processing approximately 300 million transactions during the twelve months ended June 30, 1996. Prior to its acquisition, GENSAR engaged in the payment processing business and maintained a payment processing portfolio with approximately $1 billion in annual sales volume. The acquisition of GENSAR enables the Company to offer third party credit and debit authorization services to financial institutions and sales agents. GENSAR also enables the Company to directly provide its existing customers with a full array of point-of-sale products and services that were previously primarily outsourced. As a result of the GENSAR acquisition, the Company expects to (1) realize cost savings through vertical integration of formerly outsourced services, (2) enhance existing products and services and (3) generate new revenue by establishing itself as a third-party processor.

  The Company also completed the acquisition in September 1995 of Litle & Company, Inc. ("Litle") and the purchase in August 1995 of certain assets of DMGT Corporation ("DMGT"). Prior to such acquisitions, Litle and DMGT were the two largest independent direct response marketing payment processors in the United States. Together they processed sales volume of $10.2 billion for the year ended June 30, 1995, representing approximately 32% of the payment processing for the direct response marketing industry. Approximately 58% of that amount was processed through the Company in connection with Litle's existing relationship as a sales agent for the Company and the remaining 42%, or $4.3 billion, represented incremental sales volume for the Company. The Company is realizing significant cost savings through the consolidation of the Litle and DMGT systems and the combination of their operations into a single state-of-the-art direct response marketing payment processing system. In addition, as a result of the Litle acquisition, pricing of merchants associated with Litle converted from a wholesale basis to a direct basis and thus improved profitability for the Company.

  Additionally, the Company benefits from the expansion of the market segments that now accept credit and debit cards but have traditionally been cash payment markets. Merchant acceptance of credit and debit cards has grown significantly, both in terms of the types of merchants which accept credit and debit cards as a form of payment as well as the volume of credit and debit card transactions processed.

  The Company serves a diverse portfolio of merchants that are concentrated in a number of industries. The largest industry categories as of June 30, 1996 were retail (34%), direct response marketing (33%), travel and entertainment (14%) and petroleum and convenience stores (12%). The Company provides transaction processing for large national accounts, as well as for many smaller, regional merchants. No one merchant represents in excess of 5% of the Company's annual sales volume processed.

  The Company primarily derives its payment processing net revenue from fee income, which is offset by Visa and MasterCard interchange and assessments. The two largest components of fee income are discount rate and transaction fees. Direct merchants are generally billed on a discount rate basis, while certain of the larger direct merchants and the financial institutions and sales agents are billed on a per item or transaction fee basis. The primary expenses for the Company are salaries and employee benefits and data processing and communications.

  The Company employs an operating strategy of investing in technology and product development and enhancement in order to improve its position in the industry, while providing comprehensive service and support to its existing customer base. The Company believes that this strategy lowers costs, generates new sales and reduces customer attrition.

COMMERCIAL CARDS

  The Company markets and issues to businesses and other entities commercial cards that facilitate business-to-business payment procedures and reporting, replacing traditional direct payment methods. Its product offerings include corporate cards designed for use by medium to large companies for travel and entertainment expenditures, purchasing cards designed for use by medium to large companies in purchasing equipment, supplies and services and business cards designed for use by small to medium companies for routine business purchases, including travel and entertainment expenditures and equipment and supply purchases. The Company's revenue derives primarily from interchange income, fee income and interest income on its commercial card loans. Its primary expenses include the cost of funding loans, salaries and employee benefits, marketing expenses, data processing and communications and credit losses.

  The Company's current operating and growth strategies are to aggressively market its cards and develop customer relationships that provide strategic business opportunities for growth. The Company believes that it is in a unique position to benefit in its account origination and growth and marketing efforts from the existing partnerships and structures that the Company's payment processing operations, First USA Bank and the Company's other affiliates have established. In addition to developing its own partnerships with financial institutions, corporations and other entities, the Company realizes significant synergies from existing customer relationships established by its affiliates, and can rely upon the telemarketing and other sales and marketing structures already established by the Company. However, there is no assurance that the Company will be successful in this segment of the market. The Company expects its commercial card operation to become profitable in late fiscal 1997. The losses associated with this operation did not have a material impact on the consolidated results of the Company in fiscal 1996 and the Company believes that the losses associated with this operation will not have a material impact on the consolidated results of the Company in fiscal 1997.

  In November 1996, the Company and PHH Vehicle Management Services, Inc., a subsidiary of PHH Corporation ("PHH"), announced their intention to form a joint venture that will provide a single commercial card payment mechanism that will service fleet, purchasing, travel and entertainment needs. The Company expects that the joint venture will begin to offer the new fleet product in early calendar 1997.

AFFILIATION WITH FIRST USA AND FIRST USA BANK

  First USA owns approximately 77% of the outstanding Common Stock. Upon completion of the Offerings, First USA will own 20,411,081 shares of Common Stock, which will represent approximately 59% of the outstanding Common Stock, assuming no exercise of the Underwriters' over-allotment options, or 19,811,081 shares of Common Stock, which will represent approximately 57% of the outstanding Common Stock, if the Underwriters' over-allotment options are exercised in full. Through First USA Bank, First USA is one of the largest issuers of consumer credit cards in the United States, with approximately 15.1 million credit cards issued and $19.8 billion in managed credit card loans outstanding as of September 30, 1996. First USA's common stock is publicly traded on the New York Stock Exchange.

  First USA Bank and First USA FSB provide financial products and services to consumers. The Company is a payment processor and an issuer of commercial cards designed to facilitate business-to-business payment procedures. Accordingly, the Company believes that the businesses of the Company and First USA Bank, as well as their respective business opportunities, are distinct.

                                USE OF PROCEEDS

  At an assumed offering price of $36.25 per share in the Offerings, the net proceeds to be received by the Company from the sale of 2,800,000 shares of Common Stock in the Offerings, after deducting estimated applicable underwriting discounts and estimated expenses, are estimated to be approximately $96.2 million (approximately $110.7 million if the Underwriters' over-allotment options are fully exercised). The Company intends to use these net proceeds for general corporate purposes, including the repayment of all or a portion of $100 million in principal amount of borrowings outstanding under the Company's revolving credit facility (the "Revolving Credit Facility"), and a loan payable to First USA in the principal amount of $25 million. The $100 million outstanding under the Revolving Credit Facility and the loan payable to First USA bear interest at the rates of LIBOR plus 0.50% per annum and LIBOR plus 0.25% per annum, respectively. The amount outstanding under the Revolving Credit Facility and the loan payable to First USA were incurred in connection with the GENSAR acquisition. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the New York Stock Exchange under the symbol "PTI." The following table sets forth on a per share basis, for the periods indicated, the high and low sales prices of the Common Stock as reported by the New York Stock Exchange.

                                                                   PRICE RANGE
                                                                 ---------------
                                                                  HIGH     LOW
                                                                 ------- -------
FISCAL 1996:
 Third Quarter (from March 22, 1996)............................ $37 1/4 $30 1/8
 Fourth Quarter.................................................  47 3/8  34 1/2
FISCAL 1997:
 First Quarter..................................................  43 3/4    34
 Second Quarter (through November 15, 1996).....................  42 1/4  35 3/8

  A recent closing sale price as reported on the New York Stock Exchange is set forth on the cover page of this Prospectus.

                                DIVIDEND POLICY

  No dividends have been paid on the Common Stock since the completion of the Company's initial public offering of 5.9 million shares of Common Stock, issuance of 635,000 shares in a direct placement and issuance of 790,000 shares pursuant to a stock loan program funded by First USA (collectively, the "Initial Offerings"), in March 1996. The Company has no current plans to pay dividends on the Common Stock. The Company presently intends to retain earnings to support the growth of the Company's business. The payment of any future dividends will be determined by the Company's Board of Directors, in light of conditions then existing, including the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at that time by the Board of Directors. In addition, the payment of dividends may be subject to certain restrictions under the Company's Revolving Credit Facility. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Liquidity and Capital Resources".

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at September 30, 1996 and as adjusted to give effect to (i) the sale by the Company in the Offerings of 2,800,000 shares of Common Stock (assuming that the Underwriters' over-allotment options are not exercised) at an assumed offering price of $36.25 per share, and (ii) the application of a portion of the net proceeds from such sales to repay outstanding indebtedness. See "Use of Proceeds".

                                                            SEPTEMBER 30, 1996
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                               (DOLLARS IN
                                                                THOUSANDS)
Loan payable to First USA................................. $ 25,000  $ 25,000
                                                           --------  --------
    Total long-term debt..................................   25,000    25,000
                                                           --------  --------
Stockholders' equity
  Common stock, 200,000,000 shares authorized, 31,703,181
   shares issued and outstanding (34,503,181 shares
   issued, as adjusted)...................................      317       345
  Non-voting preferred stock, 10,000,000 shares
   authorized, no shares issued and outstanding...........      --        --
  Additional paid-in capital..............................  210,485   306,643
  Retained earnings.......................................   17,030    17,030
                                                           --------  --------
    Total stockholders' equity............................  227,832   324,018
                                                           --------  --------
      Total capitalization................................ $252,832  $349,018
                                                           ========  ========

                        SELECTED FINANCIAL INFORMATION

  The following table sets forth selected consolidated financial information of the Company as of and for the preceding five fiscal years ended June 30, 1996, and as of and for the three months ended September 30, 1996 and 1995. The following table also sets forth selected pro forma financial information for the three months ended September 30, 1996 and the fiscal year ended June 30, 1996. The statement of income data for the preceding four fiscal years ended June 30, 1996 and the balance sheet data as of June 30, 1996, 1995 and 1994 have been derived from the Company's audited Consolidated Financial Statements and Notes thereto. The statement of income data for fiscal 1992 and the balance sheet data as of June 30, 1993 and 1992 have been derived from the Company's unaudited consolidated financial statements restated for the acquisitions of Litle and MAGroup, Inc. ("MAGroup") (which have been accounted for as poolings of interests), which, in the opinion of management, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. The statement of income and balance sheet data for the three months ended September 30, 1996 and 1995 are unaudited but include, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of such data. The results of operations for the three months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition", the Company's Consolidated Financial Statements and Notes thereto, the Company's unaudited Pro Forma Condensed Consolidated Statements of Income and the Notes thereto and other financial information included in this Prospectus.

                                                                                                 THREE MONTHS ENDED
                                        FISCAL YEAR ENDED JUNE 30,                                 SEPTEMBER 30,
                  ----------------------------------------------------------------------- ----------------------------------
                           1996               1995        1994        1993        1992            1996                 1995
                  -----------------------  ----------- ----------- ----------- ---------- ----------------------  --------------
                                  PRO                                                                    PRO
                    ACTUAL     FORMA (1)                                                    ACTUAL     FORMA(1)
                  ----------- -----------                                                 ----------  ----------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF
 INCOME DATA:
Net revenue......    $121,232    $145,714      $86,628     $63,749     $51,287    $44,611    $39,634     $42,046     $23,825
Salaries and
 employee
 benefits........      38,753      47,901       31,051      19,028      15,618     14,482     11,690      12,620       8,290
Data processing
 and
 communications..      26,951      32,586       20,825      17,244      13,627     10,604      8,803       9,511       5,916
Occupancy and
 equipment.......       6,314       7,579        4,379       2,831       2,753      2,419      2,062       2,225       1,404
Depreciation and
 amortization....       7,669      16,042        4,210       1,794       1,275      1,094      3,624       4,326       1,512
Other............      20,530      25,676       16,263      14,335      12,210     10,439      5,218       5,624       5,724
Merger,
 integration and
 impairment......         --          --           --          --          --         --      15,544      15,544         --
                  ----------- -----------  ----------- ----------- ----------- ---------- ----------  ----------  ----------
 Total operating
  expense........     100,217     129,784       76,728      55,232      45,483     39,038     46,941      49,850      22,846
                  ----------- -----------  ----------- ----------- ----------- ---------- ----------  ----------  ----------
Income (loss)
 from
 operations......      21,015      15,930        9,900       8,517       5,804      5,573     (7,307)     (7,804)        979
Net interest
 income
 (expense).......       2,737      (4,512)       1,310         323          29        143      1,249         601         278
                  ----------- -----------  ----------- ----------- ----------- ---------- ----------  ----------  ----------
Income (loss)
 before income
 taxes...........      23,752      11,418       11,210       8,840       5,833      5,716     (6,058)     (7,203)      1,257
Provision for
 income taxes....       9,500       5,228        3,290       2,489       1,714      1,459     (2,774)     (3,213)        568
                  ----------- -----------  ----------- ----------- ----------- ---------- ----------  ----------  ----------
 Net income
  (loss).........     $14,252      $6,190       $7,920      $6,351      $4,119     $4,257    $(3,284)    $(3,990)       $689
                  =========== ===========  =========== =========== =========== ========== ==========  ==========  ==========
 Net income
  (loss) per
  share..........       $0.54       $0.23        $0.32       $0.26       $0.17      $0.17     $(0.10)     $(0.12)      $0.03
                  =========== ===========  =========== =========== =========== ========== ==========  ==========  ==========
 Pro forma net
  loss per
  share(2).......                                                                             $(0.09)     $(0.10)
                                                                                          ==========  ==========
BALANCE SHEET
 DATA:
Purchased
 merchant
 portfolios and
 goodwill, net...     $88,894         --       $40,024      $3,930      $2,290     $2,910   $298,743       $ --     $ 73,592
Total assets.....     290,221         --        84,038      37,805      24,500     20,511    488,547         --      143,699
Loan payable to
 First USA.......         --          --         4,000         --          --         --      25,000         --       38,064
Stockholders'
 equity..........     231,064         --        47,232      14,728      11,683     10,990    227,832         --       63,672
OTHER DATA:
Sales volume
 processed....... $30,875,857 $31,624,813  $20,059,066 $18,425,550 $13,467,563 $8,291,377 $9,019,655  $9,111,608  $6,041,554
Bankcard items
 processed(3)....     574,157     585,958      358,705     321,791     237,740    163,296    177,523     179,113     110,352
Total items
 processed(3)....          NA          NA           NA          NA          NA         NA    263,615     297,196          NA

-------
(1) On August 19, 1996, the Company purchased for approximately $170 million in cash all of the outstanding stock of GENSAR. The unaudited pro forma statement of income data for the three months ended September 30, 1996 and for fiscal 1996 give effect to the GENSAR transaction as if it had occurred on July 1, 1995. Pro forma adjustments reflecting anticipated merger benefits are not included.
(2) Pro forma to give effect, as of July 1, 1996, to the repayment of the loan payable to First USA in the principal amount of $25 million from the Company's net proceeds from the Offerings. In computing pro forma net income per share, the Company has taken into account the decreased interest expense as a result of the repayment of the loan to First USA.
(3) Bankcard items processed includes bankcard transactions derived from the Company's merchant portfolio. Total items processed includes bankcard and other credit and debit card transactions, and credit and debit authorization transactions. Comparable information for periods prior to the fiscal quarter ended September 30, 1996 is not available.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

  The Company is a Delaware corporation, which engages in the credit card industry primarily as a payment processor of credit and debit card transactions on behalf of merchants, financial institutions and sales agents. According to published industry sources, the Company is the third largest payment processor of bankcard transactions in the United States. During fiscal 1996, the Company processed approximately $30.9 billion in sales volume in approximately 574 million bankcard transactions. In addition, the Company markets and issues commercial cards to businesses and other entities. Commercial cards facilitate business-to-business payment procedures and reporting, replacing traditional direct payment methods. The results of operations and financial condition of the Company include the results of the Company's commercial card operations since its start-up in the first quarter of fiscal 1996. Through its recently acquired subsidiary GENSAR, the Company also provides third party credit and debit authorization services to financial institutions, sales agents and the Company's direct merchants. During the three months ended September 30, 1996, the Company processed approximately $9.0 billion in sales volume in approximately 264 million total transactions, which included GENSAR volume following the acquisition.

  The Company is an approximately 77%-owned indirect subsidiary of First USA. Upon completion of the Offerings, First USA will own 20,411,081 shares of Common Stock, which will represent approximately 59% of the outstanding Common Stock, assuming no exercise of the Underwriters' over-allotment options, or 19,811,081 shares of Common Stock, which will represent approximately 57% of the outstanding Common Stock, if the Underwriters' over-allotment options are exercised in full.

BUSINESS COMBINATIONS AND MERCHANT PORTFOLIO PURCHASES

  The Company's recent growth has occurred in part through acquisitions of other processing services operations and merchant portfolios, including those discussed below. The Company continues to consider acquisition opportunities as a component of its growth.

  On August 19, 1996, the Company purchased for approximately $170 million all of the outstanding common stock of GENSAR. GENSAR is one of the nation's largest providers of third party credit and debit authorization services to financial institutions, sales agents and direct merchants, processing approximately 300 million transactions during the twelve months ended June 30, 1996. Prior to its acquisition, GENSAR engaged in the payment processing business and maintained a payment processing portfolio with approximately $1 billion in annual sales volume. The acquisition of GENSAR enables the Company to offer third party credit and debit authorization services to financial institutions and sales agents. GENSAR also enables the Company to directly provide its existing customers with a full array of point-of-sale products and services that were previously primarily outsourced. As a result of the GENSAR acquisition, the Company expects to (1) realize cost savings through vertical integration of formerly outsourced services, (2) enhance existing products and services and (3) generate new revenue by establishing itself as a third-party processor. This acquisition was accounted for as a purchase, and accordingly, GENSAR's results are included in the Company's results of operation from the date of acquisition.

  In a transaction accounted for as a pooling of interests, First USA issued common stock in September 1995 valued at $85.0 million in exchange for all the common stock of Litle. Litle, a participant in the direct response marketing payment processing industry, was subsequently merged with a subsidiary of the Company. Therefore, the Company's consolidated financial statements include Litle's operations for all prior fiscal years presented.

  In August 1995, the Company paid $34.0 million in cash for certain assets of DMGT, a participant in the direct response marketing payment processing industry. This acquisition was accounted for as a purchase.

  During the third quarter of fiscal 1996, the Company began to combine the operations of Litle and DMGT into a single facility. The Company is realizing significant cost savings through the consolidation of the Litle and DMGT systems and the combination of their operations into a single state-of-the-art direct response marketing payment processing system. In addition, as a result of the Litle acquisition, pricing of merchants associated with Litle converted from a wholesale basis to a direct basis and thus improved profitability for the Company.

RESULTS OF OPERATIONS

  The following table presents, for the periods indicated, the percentage of revenues represented by certain revenue and expense items in the Company's consolidated statements of income:

                                                                THREE MONTHS
                                                                    ENDED
                                  FISCAL YEAR ENDED JUNE 30,    SEPTEMBER 30,
                                  ----------------------------  -------------
                                    1996      1995      1994    1996(1) 1995
                                  --------  --------  --------  ------- -----
NET REVENUE......................    100.0%    100.0%    100.0%  100.0% 100.0%
OPERATING EXPENSES
Salaries and employee benefits...     32.0      35.8      29.8    29.5   34.8
Data processing and
 communications..................     22.2      24.0      27.0    22.2   24.8
Occupancy and equipment..........      5.2       5.1       4.4     5.2    5.9
Depreciation and amortization....      6.3       4.9       2.8     9.1    6.3
Other............................     17.0      18.8      22.6    13.2   24.1
                                  --------  --------  --------   -----  -----
  Total operating expenses.......     82.7      88.6      86.6    79.2   95.9
                                  --------  --------  --------   -----  -----
  INCOME FROM OPERATIONS.........     17.3      11.4      13.4    20.8    4.1
Net interest income (expense)
Interest income..................      3.8       2.2       1.0     4.4    2.7
Interest expense.................      1.5       0.7       0.5     1.3    1.5
                                  --------  --------  --------   -----  -----
  INCOME BEFORE INCOME TAXES.....     19.6      12.9      13.9    23.9    5.3
PROVISION FOR INCOME TAXES.......      7.8       3.8       3.9     7.8    2.4
                                  --------  --------  --------   -----  -----
NET INCOME.......................     11.8%      9.1%     10.0%   16.1%   2.9%
                                  ========  ========  ========   =====  =====

--------
(1) Does not include the one-time merger, integration and impairment charge of $15.5 million.

 Three Months Ended September 30, 1996 Compared with Three Months Ended September 30, 1995

  The Company recorded a net loss for the three months ended September 30, 1996 of $3.3 million, or $0.10 per share, compared with net income of $689,000, or $0.03 per share, for the three months ended September 30, 1995. The results for the quarter were reduced by a one-time merger, integration and impairment charge related to the GENSAR acquisition of $15.5 million, or $9.7 million and $0.30 per share on an after tax basis. The charge includes costs related to the conversion from third-party authorization networks to GENSAR's authorization network, the closure of certain offices and employee severance. Income excluding the one-time merger, integration and impairment charge was $6.4 million, or $0.20 per share.

  Net revenue increased 66.4% to $39.6 million for the three months ended September 30, 1996, compared with $23.8 million for the three months ended September 30, 1995. Bankcard sales volume processed increased 49.3% to $9.0 billion for the three months ended September 30, 1996, compared with $6.0 billion for the three months ended September 30, 1995. Bankcard items processed increased 60.9% to 178 million for the three months ended September 30, 1996, compared with 110 million for the three months ended September 30, 1995. Total items processed for the three months ended September 30, 1996 were 264 million. The increase in net revenue is the result of the increase in sales volume processed as a result of the Company's direct sales efforts and the acquisitions of GENSAR and several merchant portfolios.

  Operating expenses, excluding the one-time merger, integration and impairment charge and amortization of goodwill and other identifiable intangibles, increased 31.9% to $29.6 million for the three months ended

September 30, 1996, compared with $22.4 million for the three months ended September 30, 1995. The increase was primarily the result of the GENSAR acquisition and the increase in sales volume processed. Salaries and employee benefits increased 41.0% to $11.7 million for the three months ended September 30, 1996, compared with $8.3 million for the three months ended September 30, 1995, primarily due to the increase in the number of employees to approximately 1,000 at September 30, 1996 from approximately 800 at September 30, 1995. Such increase included employees hired as a result of the Company's acquisitions as well as those hired to support the growth in sales volume processed. Data processing and communications, which included the cost of obtaining authorizations and processing transactions, increased 48.8% to $8.8 million for the three months ended September 30, 1996, compared with $5.9 million for the three months ended September 30, 1995, due to the increase in sales volume processed partially offset by favorable price renegotiations with communications and authorization vendors. The Company has also emphasized converting existing merchants to, and installing new merchants on, the Company's internal data processing systems which have operating costs that are lower than the costs of obtaining data processing services from third party vendors.

  Depreciation and amortization was $3.6 million for the three months ended September 30, 1996, compared with $1.5 million for the three months ended September 30, 1995, reflecting an increase in amortization of intangibles and depreciation of property and equipment related to acquisitions.

  During the first quarter of fiscal 1997, the Company recorded a one-time merger, integration and impairment charge of $15.5 million, or $9.7 million and $0.30 per share on an after tax basis related to the acquisition of GENSAR. The charge includes costs related to the conversion from third party authorization networks to GENSAR's authorization network ($6.4 million), the closure of certain offices ($7.6 million) and employee severance ($1.5 million). The conversion costs consist primarily of the incremental labor costs to convert existing merchant customers to the GENSAR authorization network. The charge of $7.6 million related to office closings includes lease termination costs as well as the write-off of $3.7 million pertaining to certain intangible assets related to systems that will no longer be used. The employee related costs are primarily severance for individuals displaced as a result of the office closings.

  The Company's operating margin before the one-time merger, integration and impairment charge was 20.8% for the three months ended September 30, 1996, compared with 4.1% for the three months ended September 30, 1995, primarily due to increased net revenue and the achievement of operating efficiencies.

 Fiscal Year Ended June 30, 1996 Compared with Fiscal Year Ended June 30, 1995

  Net income for the fiscal year ended June 30, 1996 increased 79.9% to $14.3 million, or $0.54 per share, compared with $7.9 million, or $0.32 per share, for the fiscal year ended June 30, 1995. Net income for the fiscal year ended June 30, 1996 included a net charge of $1.0 million related to the Litle acquisition offset by the reversal of certain accounting estimates related to Litle expenses, and a net loss of $1.4 million related to the initial operations of the Company's commercial card business. Net income includes the operating results of DMGT and Mokarow & Associates, Inc. ("Mokarow") since their acquisition dates of August 1995 and December 1995, respectively.

  Net revenue increased 39.9% to $121.2 million for the fiscal year ended June 30, 1996, compared with $86.6 million for fiscal 1995. The Company attributes the increase in net revenue to the increase in sales volume processed as a result of its direct sales efforts and its acquisitions of merchant portfolios and other processing-related companies. Sales volume processed increased 53.9% to $30.9 billion for the fiscal year ended June 30, 1996, compared with $20.1 billion for the fiscal year ended June 30, 1995. Bankcard items processed increased 60.1% to 574 million for the fiscal year ended June 30, 1996, compared with 359 million for the fiscal year ended June 30, 1995.

  Operating expenses, excluding the amortization of purchased merchant portfolios and goodwill, increased 29.5% to $97.8 million for the fiscal year ended June 30, 1996, compared with $75.5 million for the fiscal year ended June 30, 1995. The increase was primarily the result of the increase in sales volume processed. Salaries and employee benefits increased 24.8% to $38.8 million for the fiscal year ended June 30, 1996, compared with $31.1 million for the fiscal year ended June 30, 1995. This resulted from an increase in the number of employees to approximately 830 from 690, primarily as a result of the DMGT acquisition and the start-up of the Company's commercial card operations. Data processing and communications, which included the cost of obtaining authorizations and processing transactions, increased 29.4% to $27.0 million for the fiscal year ended June 30, 1996, compared with $20.8 million for the fiscal year ended June 30, 1995. This was due to the increase in sales volume processed partially offset by favorable price renegotiations with communications and authorization vendors. The Company has also emphasized converting existing merchants to, and installing new merchants on, the Company's internal data processing systems, which have operating costs that are lower than the costs of obtaining data processing services from third party vendors.

  Depreciation and amortization was $7.7 million for the fiscal year ended June 30, 1996, compared with $4.2 million for the same period of 1995. This increase reflected the amortization of intangibles and goodwill, and depreciation of property and equipment related to acquisitions as well as investments in technology made during the year.

  The Company's operating margin for the fiscal year ended June 30, 1996 was 17.3%, compared with 11.4% for the fiscal year ended June 30, 1995. This improvement was primarily the result of increased net revenue and the achievement of operating efficiencies.

 Fiscal Year Ended June 30, 1995 Compared to Fiscal Year Ended June 30, 1994

  Net income for fiscal 1995 was $7.9 million, or $0.32 per share, an increase of 24.7% over fiscal 1994 net income of $6.4 million, or $0.26 per share. The acquisitions of National Card Processing Systems ("NCPS") and Electronic Processing Source, Inc. ("EPS") in July 1994 contributed $2.7 million to the fiscal 1995 results, which reflected the change from wholesale pricing through sales agents to direct pricing for merchants. The increase in net income for fiscal 1995 was partially offset by the conversion in July 1994 of one of the Company's largest sales agents to another processor. Sales volume processed for this sales agent was $0.3 billion for fiscal 1995, compared with $3.6 billion for fiscal 1994.

  Net revenue increased 35.9% to $86.6 million for fiscal 1995, compared with $63.7 million for fiscal 1994. The growth in net revenue was attributable to merchant portfolio and other acquisitions and the Company's continued direct sales efforts, partially offset by the conversion of one of the Company's largest sales agents to another processor, as described previously. Sales volume processed increased 8.9% to $20.1 billion for fiscal 1995, compared with $18.4 billion for fiscal 1994. Sales volume processed, excluding the volume for the conversion as noted previously, increased 32.9% to $19.7 billion for fiscal 1995, compared with $14.9 billion for fiscal 1994.

  Operating expenses, excluding the amortization of purchased merchant portfolios and goodwill, were $75.5 million for fiscal 1995, compared with $55.1 million for fiscal 1994, an increase of 37.0%. This increase was primarily related to the increase in sales volume processed. Salaries and employee benefits increased 63.2% to $31.1 million for fiscal 1995, compared with $19.0 million for fiscal 1994, due to the 62.6% increase in employees to approximately 690 for fiscal 1995, compared with approximately 420 for fiscal 1994. Fiscal 1995 employee growth included approximately 130 new employees hired as a result of the Company's acquisitions, the addition of approximately 40 employees to the Company's direct sales force and additional increases to support the growth in sales volume processed. Data processing and communications increased 20.8% to $20.8 million for fiscal 1995, compared with $17.2 million for fiscal 1994 due to the increase in sales volume processed.

  Depreciation and amortization was $4.2 million for the fiscal year ended 1995, compared with $1.8 million for the fiscal year ended 1994, reflecting an increase in amortization of intangibles and depreciation of property and equipment related to recent acquisitions.

  The Company's operating margin for the fiscal year ended June 30, 1995 was 11.4%, compared with 13.4% for the fiscal year ended June 30, 1994.

SEASONALITY

  The Company's revenue generally reflects the seasonal fluctuations that are typically associated with traditional peaks in consumer retail sales. As a result, the Company generally experiences higher revenue during the December quarter.

COMMERCIAL CARDS

  The Company, through Financial Services, began to actively market and issue commercial cards to businesses and other entities during fiscal 1996. The Company expects its commercial card operation to become profitable in late fiscal 1997. The losses associated with this operation did not have a material impact on the consolidated results of the Company in fiscal 1996 and the Company believes that the losses associated with this operation will not have a material impact on the consolidated results of the Company in fiscal 1997.

  Financial Services received an initial capital contribution of $16.1 million from First USA upon receiving FDIC approval in September 1995. Financial Services' liquidity is invested in investments and overnight reverse repurchase agreements. At September 30, 1996, Financial Services' investments totaled $12.1 million and consisted of variable rate United States Government agency mortgage-backed securities. Financial Services' policy is to hold securities until maturity. The average maturity is approximately 6.74 years with a yield of 6.8%. As loan volume increases, Financial Services' primary methods of funding will include issuing certificates of deposit and other borrowings.

  Financial Services is subject to the capital adequacy guidelines adopted by the FDIC. As of September 30, 1996, Financial Services' risk-based capital ratio exceeded the level required by the FDIC to be classified as a well capitalized bank.

LIQUIDITY AND CAPITAL RESOURCES

  The Company operates independently from First USA, generating cash flow from its operating activities. On March 27, 1996, the Company completed the Initial Offerings. The net proceeds from the Initial Offerings were $141.4 million. The Company used $40.6 million of the proceeds to repay a loan payable to First USA and has used the remainder for general corporate purposes, which included product and technology development and funding of acquisitions, of which $75 million was used for the GENSAR acquisition in August 1996.

  The Company has 10.0 million shares of authorized preferred stock, of which no shares have been issued and outstanding. The Board of Directors of the Company has the authority to determine the principal rights, preferences and privileges of the authorized preferred stock.

  Net cash provided by operating activities was $55.9 million for the three months ended September 30, 1996, compared with $5.4 million for the same period of 1995. During the three months ended September 30, 1996, the Company paid $188.1 million to acquire GENSAR and other merchant portfolios and processing services. The GENSAR acquisition was primarily funded by a $100 million non-interest bearing note payable to the previous stockholders of GENSAR and a $25 million loan from First USA. During the three months ended September 30, 1995, the Company used $36.3 million to purchase merchant portfolios, processing services and other acquisitions.

  The Company generated $20.7 million and $17.3 million of cash flow from operating activities for the fiscal years ended June 30, 1996 and 1995, respectively. During the fiscal years ended June 30, 1996 and 1995, the Company used $41.4 million and $14.7 million, respectively, to purchase merchant portfolios, processing services and other acquisitions. The Company received noncash capital contributions from First USA of $12.0 million and $22.6 million in the fiscal years ended June 30, 1996 and 1995, respectively, related to the acquisitions of Mokarow and EPS. In addition, the Company received a $16.1 million capital contribution in the form of cash from First USA to capitalize Financial Services upon receiving FDIC approval in September 1995. In fiscal 1996, the Company purchased for $4.0 million, shares of convertible preferred stock that represent a minority interest in First Virtual Holdings, Inc. ("First Virtual"), a company formed to facilitate Internet commerce. The Company accounts for its investment in First Virtual using the cost method.

  In February, 1996, the Company entered into the Revolving Credit Facility with a bank syndicate. The Revolving Credit Facility provides a source of additional liquidity to manage cash flow, provide capital to subsidiaries for expansion and for other corporate uses. At September 30, 1996, the Company had no borrowings under the Revolving Credit Facility. In October 1996, the Company borrowed $100 million under the Revolving Credit Facility at a rate of LIBOR plus .50% (currently approximately 5.9%), and increased the line of credit to $200 million in October 1996.

  In August 1996, the Company funded the acquisition of GENSAR ($170 million) and the subsequent payoff of GENSAR's debt ($30 million) with proceeds from the Initial Offerings ($75 million), a loan from First USA ($25 million) and non-interest-bearing notes payable to the previous shareholders of GENSAR ($100 million) due on October 18, 1996. The Company refinanced the notes payable to GENSAR's former stockholders through the Revolving Credit Facility.

  The Company's stockholders' equity was $231.1 million at June 30, 1996, compared with $47.2 million at June 30, 1995. The increase in stockholders' equity primarily reflects the result of the Initial Offerings, capital contributed to the Company in the form of purchased merchant portfolios and processing services and cash and the results of operations.

INCOME TAXES

  The Company's consolidated provision for income taxes includes state and federal income tax components. The Company's effective tax rate was 45.8%, 45.2%, 40.0%, 29.4% and 28.2% for the three months ended September 30, 1996 and 1995 and the fiscal years ended June 30, 1996, 1995 and 1994, respectively. As a result of the Initial Offerings, the Company began filing a separate consolidated federal income tax return and is no longer included in First USA's consolidated return. In connection with the Initial Offerings the Company entered into a tax sharing agreement with First USA. See "Relationship with First USA--Other Transactions".

  The tax rates for the periods prior to the second quarter of fiscal 1996 reflect Litle as a Subchapter S corporation, which included no federal income taxes in its financial statements since its income was taxed at the shareholder level.

CAPITAL EXPENDITURES

  The Company spent $6.1 million, $1.1 million, $21.3 million and $9.2 million for capital expenditures for the three months ended September 30, 1996 and 1995, and in fiscal 1996 and 1995, respectively. Capital expenditures are made generally to accommodate growth in payment processing volume, provide for increased operating efficiencies and support future growth in the commercial card market. Included in the 1996 capital expenditures is $11.0 million related to facility expansions and additions.

CONTINGENT LIABILITIES THROUGH MERCHANTS

  Under the rules of Visa and MasterCard and other bankcard organizations, the Company has certain contingent liabilities for the transactions it processes on behalf of merchants. If a cardholder purchases a product or service and is dissatisfied after the purchase, the cardholder is able to return the product and demand a refund. If the merchant, after having received payment from the Company, refuses to pay the refund or properly provide the product or service, a chargeback results. Merchants must follow certain processing procedures in order to limit their exposure to chargebacks. The payment processor must fund the chargeback if the merchant does not have sufficient funds to repay the chargeback.

  The Company conducts reviews of potential merchants based upon the merchant's industry. The contingent liability risk is greater for direct response marketing merchants since the purchase is made before the product or service is delivered and the applicable card is not typically present. The Company takes these and other risks into account in making its credit determinations with respect to new merchants. At September 30, 1996, the Company had cash deposits from certain customers aggregating approximately $18.3 million as an offset to potential contingent liabilities that are the responsibility of such customers. These cash deposits are primarily related to merchants in the direct response marketing industry. Credit losses for merchant processing incurred by the Company relating to such contingent liabilities were approximately $240,000, $215,000, $640,000, $310,000 and
$390,000 for the three months ended September 30, 1996 and 1995 and for fiscal 1996, 1995 and 1994, respectively, compared with total sales volume processed in such periods of $9.0 billion, $6.0 billion, $30.9 billion, $20.1 billion and $18.4 billion, respectively. The Company's payment processing operations are not exposed to cardholder credit losses.

                                   BUSINESS

  The Company engages in the credit card industry primarily as a payment processor of credit and debit card transactions on behalf of merchants, financial institutions and sales agents. According to published industry sources, the Company is the third largest payment processor of bankcard transactions in the United States. During fiscal 1996, the Company processed approximately $30.9 billion in sales volume in approximately 574 million bankcard transactions. In addition, the Company markets and issues commercial cards to businesses and other entities. Commercial cards facilitate business-to-business payment procedures and reporting, replacing traditional direct payment methods. Through its recently acquired subsidiary GENSAR, the Company also provides third party credit and debit authorization services to financial institutions, sales agents and the Company's direct merchants. During the three months ended September 30, 1996, the Company processed approximately $9.0 billion in sales volume in approximately 264 million total transactions, which included GENSAR volume following the acquisition. The Company believes it is well-positioned in terms of strategy, capacity and experienced management to continue the growth of its payment processing business and to initiate growth in its commercial card business.

  The principal executive office of the Company is located in Dallas, Texas, with a number of additional sales and sales support offices throughout the United States. The principal corporate operations of the Company outside of Dallas, Texas are located in Salem, New Hampshire; Tampa, Florida; Salt Lake City, Utah; New York, New York; and Cleveland, Ohio.

INDUSTRY OVERVIEW

  Since their introduction over 40 years ago, credit and debit cards have grown increasingly popular as a preferred method of payment, especially for medium to large dollar purchases. According to published industry sources, as of the end of calendar 1995 there were more than 400 million Visa and MasterCard credit and debit cards in circulation. According to Visa and MasterCard statistics, gross credit and debit card sales volume during calendar 1995 totalled $575 billion.

  Merchant acceptance of credit and debit cards has also grown significantly, both in terms of the types of merchants which accept credit and debit cards as a form of payment as well as the volume of credit and debit cards transactions processed. As of December 1995, over three million merchant outlets in the United States accepted Visa and MasterCard credit and debit cards as a form of payment. Credit and debit card acceptance has been common in a number of market segments, such as travel, retail, dining and lodging. In addition, new merchant categories have recently emerged, including doctors' offices, hospitals, governmental agencies, supermarkets and colleges and universities.

  Most credit and debit card payment transactions were formerly processed using cumbersome paper-based systems, a time-intensive and expensive process that resulted in data losses and an increased risk of chargeback disputes between consumers and merchants. During the past ten years, improvements in point-of-sale equipment and telecommunications technology have led to a shift away from paper-based processing. Today, electronic processing is the preferred processing method, providing more convenience for consumers and merchants, reduced processing costs, quicker settlement and reduced losses from fraudulent use of credit and debit cards. Visa and MasterCard provide an additional incentive for merchants which process their transactions electronically by granting favorable interchange rates for such transactions. According to published industry sources, as of December 31, 1995, approximately 97% of credit and debit card transactions were processed electronically.

  The increasing technological requirements of the payment processing industry have led to consolidation and specialization in the industry. While commercial banks traditionally have provided processing services to their merchant customers, the increased processing requirements and rapid technological development have resulted in more specialized processors like the Company replacing many commercial banks in the provision of payment processing services. The Company expects this trend to continue in the future as processing requirements become even more complicated and merchant requests for information become more sophisticated.

PAYMENT PROCESSING

 General

  According to published industry sources, the Company is the third largest payment processor of bankcard transactions in the United States. During fiscal 1996, the Company processed approximately $30.9 billion in sales volume in approximately 574 million bankcard transactions. The Company markets its services directly to merchants and indirectly through financial institutions and sales agents, which in turn market the processing services to merchants.

 Payment Cycle

  The following diagram illustrates the processing of credit and debit card transactions for merchants and the settlement of funds for such transactions:



                                     [ART]


  The payment cycle includes authorizing credit and debit card transactions at the point of sale, capturing data related to transactions, settling transactions with the card association on behalf of the merchant and providing transaction reporting to the merchant. In the course of processing an electronic transaction, various parties operate together and the authorization and capture process is usually completed within 8-15 seconds. The authorization process includes obtaining approval from the card issuing bank for the cardholder's purchase at the merchant location. Authorization procedures confirm that the cardholder has the available credit to cover the purchase, and verify that the card has not been reported lost or stolen. In the event that the merchant is not able to connect with the electronic authorization network, the Company provides access to a voice authorization and automated voice response unit that is available 24 hours a day, seven days a week.

  While the transaction is being authorized, the transaction data, including dollar amount and card number, is captured in the electronic authorization network and transmitted to the Company for use in settling the transaction and preparing reports to the merchant. Depending upon the merchant's electronic authorization network, the merchant can capture transactions at the terminal level or the network computer level. The Company's internal proprietary data capture system is capable of managing multiple batches of transactions and data per day from each merchant, which is an important feature during peak sales periods. In addition, the Company's high-speed batch deposit system allows direct response marketing merchants to deliver transactions to the Company and receive immediate authorization responses.

  In furtherance of the Company's strategy of converting volume to internal systems, in August 1996, the Company acquired GENSAR, the largest independent third party processor and one of the premier providers of electronic authorization and third party credit and debit authorization services for financial institutions, sales agents and direct merchants, processing approximately 300 million transactions in the twelve months ended June 30, 1996. This acquisition provided the Company with new and advanced capabilities and product offerings which it previously primarily outsourced. By converting more volume to its internal systems, the Company believes it can develop and deliver unique products to the merchant community.

  Settlement involves managing a record of each merchant's transactions and transferring funds from the issuer of the card to the merchant for payment. The Company transmits transaction information to the card issuing bank through Visa and MasterCard and arranges for funds to be transferred to the merchant's bank account via Automated Clearing House or Fedwire transfer, which is ultimately credited to the merchant's account. The cardholder is billed by the card issuing bank. Settlement payments made to merchant accounts may reflect a discount from the full transaction price, which generally includes the Company's processing fee and Visa and MasterCard interchange and assessments. Each step in the settlement process involves a number of procedures that must be completed in accordance with Visa and MasterCard requirements. From the time of closing a batch of transactions, the merchant's account will generally be credited within 24 to 72 hours.

  The Company uses a number of proprietary and third party national networks for its authorization, capture and merchant accounting services, including its internal proprietary network and settlement system. The Company has entered into agreements with several third party vendors who provide merchant accounting, network and other processing services to the Company. Other services are provided by the Company's internal data processing systems. The Company has emphasized converting existing merchants to, and installing new merchants on, the Company's internal data processing systems, which have operating costs that are lower than the costs of obtaining data processing services from third party vendors. The Company's internal network provides authorization, capture, settlement and reporting capabilities to its merchants.

 Products

  The Company offers a wide range of quality products and services related to payment processing, which are known as Paymentech Solutions. Its proprietary and third party licensed software applications permit authorization and capture of Visa, MasterCard, Diners Club, Carte Blanche, JCB, American Express, Discover, private label, fleet and debit transactions, as well as offering settlement for Visa, MasterCard, Diners Club, Carte Blanche and JCB transactions. The Company offers third party credit and debit authorization services to financial institutions, sales agents and the Company's direct merchants, and also offers point-of-sale solutions for most industry segments. These solutions include terminal, PC, and integration into point-of-sale systems. The Company also processes debit transactions for most of the national and regional debit networks.

  The Company has unique terminal software targeted to medium-sized companies and designed specifically for the hotel and dining industries. Lodging Solutions enables hotels of all sizes to streamline front desk and back office procedures by offering automatic re-authorization at checkout. Through PC-support software and networking, it also enables hotels to consolidate information from the gift shop, restaurant and front desk to a single PC for night auditor or management review. Dining Solutions is the line of specialized software applications for the dining industry, designed to provide easy tip-editing and tab-opening functions and integrated reporting packages that comply with the Internal Revenue Service tip reporting requirements.

  Direct Response Marketing Solutions is the Company's comprehensive batch authorization and accounting system developed exclusively for non-face-to-face transactions that provides fast transaction authorization and capture capabilities and installment and deferred billing programs, combined with the industry's most advanced fraud prevention and chargeback resolution capabilities. The Company also offers these processing capabilities in Canada, the United Kingdom, Germany and France, utilizing the local currency. The system also provides for automatic address verification, which reduces fraud. In addition to credit and debit card processing, the Company also offers electronic check processing to merchants in the direct response marketing and catalog industries.

  The Company has several PC software products that provide deposit and exception data to merchants. The Company has also developed the capability to track frequent shopper information from proprietary card data and transmit the data to the merchant's PC. Targeted marketing and demographic reporting is being tested in cooperation with First USA Bank. The Company believes that its processing systems and services are among the most comprehensive in the payment processing industry.

 Net Revenue

  The Company's net revenue is generated primarily from fee income earned under processing agreements with merchants, financial institutions and sales agents, which is partially offset by Visa and MasterCard interchange and assessments. The Company also receives income from several value-added services it provides, such as enhanced reporting options and terminal products it sells and leases to merchants.

  The processing fees charged to a particular merchant vary with the total dollar amount processed, average purchase amount and number of transactions processed for the merchant. There are two primary billing methods, each using a per-transaction basis for calculating fees. The first billing method, the discount rate method, is the traditional billing method and is most common for smaller merchants. Under this billing method, a discount rate is charged for each transaction. The other billing method is the per item or transaction fee pricing method. Under this billing method, the merchant is billed a flat fee per transaction, plus Visa and MasterCard interchange and assessments and certain per item fees. Larger merchants often prefer this pass-through billing method to the discount rate method. Financial institutions and sales agents are also generally charged using the per item or transaction fee billing method.

  The Company's principal transaction expenses are Visa and MasterCard interchange and assessments. Interchange fees are stated fees charged by Visa and MasterCard to reimburse card issuing banks for the risk of transaction fraud, processing expenses and funding during the period from purchase to payment. The fee schedules are set by Visa and MasterCard, and are based upon the type of merchant, transaction type (electronic or paper-based) and settlement time. Interchange fees generally range from 1.25% to 2.1% of the transaction amount. Although interchange rates vary by merchant industry, they are uniform among payment processors. Assessments are stated fees charged by Visa and MasterCard to fund their internal operations. Assessments are also uniform among payment processors.

  The following table provides an example of a transaction in the amount of $100 in the Visa network in which the discount rate charged to the merchant is 2.0%, the interchange fee is 1.25% and the Visa assessment fee is 0.08%. These fees can vary substantially among different merchant types.

                                                     THE     CARD ISSUING
       PAYMENTS AND FEES                 MERCHANT  COMPANY       BANK     VISA
       -----------------                 --------  --------  ------------ -----
       Transaction amount............... $100.00   $(100.00)   $    --    $ --
       Discount.........................   (2.00)      2.00         --      --
       Interchange fee..................     --       (1.25)       1.25     --
       Assessment fee...................     --       (0.08)        --     0.08
       Payment by card issuing bank.....     --      100.00     (100.00)    --
       Payment by cardholder............     --         --       100.00     --
                                         -------   --------    --------   -----
           Net revenue.................. $ 98.00   $   0.67    $   1.25   $0.08
                                         =======   ========    ========   =====

 Operating Strategy

  In order to remain competitive in the payment processing industry, the Company continues to dedicate significant resources to acquiring and developing unique products and services that will lower costs, generate new sales and reduce customer attrition. The resulting proprietary products, along with continuing systems enhancements and operating efficiencies, provide improved services for its merchants, and the Company believes its dedication to developing these products will allow it to remain highly competitive in the industry.

  The Company is committed to providing superior service and retaining its current customer base. The Company provides an extensive package of high quality service features to its merchants, including toll-free customer service and terminal support 24 hours a day, seven days a week, 48-hour terminal replacement, terminal set-up assistance and training for new merchants and flexible reporting capabilities, both in frequency and format. Long-term relationships are established through the continued support and interaction of professional account managers.

  The Company believes that its investment in open systems versus mainframe technology has allowed it to implement business solutions in less time and at a lower cost than its competitors. This approach provides a broad range of electronic authorization products and merchant accounting systems. Through a combination of strategic acquisitions and internally developed custom solutions, management believes that the Company continues to deliver more innovative choices than the competition.

  The Company has obtained a license for a new artificial intelligence system that will significantly improve chargeback and retrieval processing. A chargeback is an action initiated by a cardholder, or an issuing bank on behalf of a cardholder, disputing a particular transaction. A chargeback requires a prompt response and appropriate actions to avoid the merchant being debited for the transaction amount. The new system is called ACE (Automated Chargeback Exchange), and its features will allow the Company to reduce the number of chargebacks ultimately charged to its merchants as well as the back office time and expense associated with chargeback resolutions. The new chargeback system allows approximately 40% of all chargebacks to be resolved automatically, without human intervention, and reduces resolution cycle times.

  The Company has developed an innovative on-line risk management program to address the credit and debit card fraud concerns of merchants. The program is designed to effectively detect and monitor potential fraudulent activity in merchant accounts.

  The Company's disaster recovery planning system is a reliable recovery program designed to maintain Company operations in the event of emergencies, such as physical destruction to office buildings, natural disasters, bomb threats or loss of network capabilities. The plan entails a hierarchy of activities and procedures for each department to implement in the event of such disasters that minimize service interruption as well as improve financial security.

 Growth Strategy

  The Company focuses its sales and marketing efforts on four distinct areas for obtaining new merchant customers: direct merchant sales, financial institutions, sales agents and acquisitions. Additionally, the Company benefits from the continuing expansion of the markets that now accept credit and debit cards but have traditionally been cash payment markets.

 Direct Merchant Sales

  One aspect of the Company's growth strategy relies on sales volume growth. Direct merchants are the most profitable segment of the Company's merchant portfolio. The Company intends to continue to aggressively seek new direct merchant customers of all sizes, especially within those industries in which the Company's products and services exhibit a significant advantage, including the dining, lodging, hospitality and direct response marketing industries. The Company believes its fleet and debit card processing capabilities provide competitive products for the petroleum and convenience store industries.

  The Company is dedicated to increasing the effectiveness and efficiency of its sales team. The Company has made a significant investment in a sales force automation system which enables it to improve the productivity of its sales team by providing sales tools, instant data access and remote on-line communication. This allows the representatives to pursue prequalified prospects, and to reach potential customers using various means of communication. The system utilizes technology to streamline operations and contains modules which provide various services and materials needed by the sales team. This system enables the Company to address the many challenges inherent in a decentralized sales force.

  Financial Institutions. The Company markets to local, regional and national financial institutions. The Company offers these financial institutions dedicated account representatives who work directly with each financial institution's staff to develop merchant business for the financial institution. In this program, the Company generally assumes the marketing and support functions.

  Sales Agents. Sales agents solicit new customers on behalf of the Company. The sales agents provide varying degrees of customer service to the merchants which the Company approves for processing. The fees charged to sales agents by the Company vary based upon level of service provided, allocation of risk of loss and transaction volume. As part of the process of approving a new sales agent, an analysis of the credit of the sales agent as well as its principals is performed. This analysis encompasses a business and personal credit review and contacting Visa and MasterCard regarding the sales agent's relationship with prior processors. The Company is required to register all of its sales agents with Visa and MasterCard and file quarterly sales and activity reports.

  Acquisitions. The Company has completed a number of acquisitions, including those discussed below, and continues to consider acquisition opportunities as a component of its growth.

  On August 19, 1996, the Company purchased for approximately $170 million all of the outstanding common stock of GENSAR. GENSAR is one of the nation's largest providers of third party credit and debit authorization services to financial institutions, sales agents and direct merchants, processing approximately 300 million transactions during the twelve months ended June 30, 1996. Prior to its acquisition, GENSAR engaged in the payment processing business and maintained a payment processing portfolio with approximately $1 billion in annual sales volume. The acquisition of GENSAR enables the Company to offer third-party credit and debit authorization services to financial institutions and sales agents. GENSAR also enables the Company to directly provide its existing customers with a full array of point-of-sale products and services that were previously primarily outsourced. As a result of the GENSAR acquisition, the Company expects to (1) realize cost savings through vertical integration of formerly outsourced services, (2) enhance existing products and services and (3) generate new revenue by establishing itself as a third-party processor.

  In addition, the Company acquired Litle and certain assets of DMGT during the first quarter of fiscal 1996, both of which were significant providers of processing services for the direct response marketing industry. Direct response marketing processing is a highly specialized area with unique processing requirements, particularly in the areas of risk management and chargeback resolution. In connection with these acquisitions, the Company acquired approximately $10.2 billion in annual sales volume processed, of which $4.3 billion represented additional sales volume processed for the Company. The remaining sales volume was formerly processed by the Company for Litle as a sales agent of the Company. As a result of the Litle acquisition, pricing of merchants associated with Litle converted from a wholesale basis to a direct basis and thus improved profitability for the Company.

 Merchant Portfolio

  The Company serves a diverse portfolio of merchant clients that are concentrated in a number of industries. The largest industry categories as of June 30, 1996 were retail (34%), direct response marketing (33%), travel and entertainment (14%) and petroleum and convenience stores (12%). The Company provides transaction processing for large national accounts, as well as for many smaller, regional merchants. No one merchant represents in excess of 5% of the Company's annual sales volume processed.

  Merchant attrition is a normal part of the payment processing business. The Company believes that providing cost-effective, reliable and responsive service is the most effective long-term strategy to attract and retain merchants in a competitive industry. In addition to the occasional loss of merchants experienced by the Company due to attrition, in certain cases the Company has elected not to continue processing for merchants that were experiencing financial difficulties. The Company has also lost merchant accounts to competitors in situations in which the Company was unwilling to match a competitor's rates in light of the credit risks associated with the particular merchant or its industry. The Company believes that its attrition rates related to customer dissatisfaction and pricing have not been material.

 New Product Initiatives

  Given the large market potential for Internet transactions, the Company is exploring processing methods that are secure and effective on the Internet. The Company is testing two alternative approaches to the conduct of on-line commerce using credit and debit card accounts. There are several solutions designed to secure information for transacting business and transmitting credit and debit card information over the Internet. Other solutions use off-line means to establish a user account and verify and approve transactions using electronic mail. Each method provides a potential solution to the immediate need for Internet transaction processing. As a result of the Company's involvement in these tests, the Company believes it is positioned to benefit from the expected continuing increase of commerce transacted over the Internet.

  In fiscal 1996, the Company purchased for $4.0 million, shares of convertible preferred stock which represent a minority interest in First Virtual, a company formed to facilitate Internet commerce. The Company also received warrants to acquire additional shares of First Virtual convertible preferred stock. First Virtual offers an off-line Internet payment system that became fully operational in October 1994. The Company has been the payment processor of all of First Virtual's credit and debit card transactions since its inception. The Company's President and Chief Executive Officer serves as a director on the Board of Directors of First Virtual.

 Credit

  Visa and MasterCard require that an in-depth examination of the merchant be performed prior to processing for the merchant. The Company has established a credit review policy that exceeds the minimum Visa and MasterCard standards and examines other significant areas identified through its experience in the payment processing business. For each merchant, the Company conducts a premises inspection of the merchant location that includes verifying that the location, the merchandise, the estimated sales volume and the average ticket appear reasonable for the type of business. A review of the relationship with the previous processor is conducted to determine the reason the merchant is changing processors. An acceptable Combined Terminated Merchant File Report, which is a report derived from a Visa and MasterCard database of merchants who have violated Visa and MasterCard rules in the past, an acceptable credit bureau report on principals of the business and acceptable financial statements for the business are also required.

  After merchants begin processing, the Company reviews unusual activity on a daily basis. Visa and MasterCard have established minimum standards for weekly review. The Company believes that its daily procedures generally exceed these standards. Volume and average ticket variations are analyzed along with excessive even dollar transactions, duplicate amounts, duplicate cardholder transactions, keyed transactions and chargebacks. The Company has the ability to hold a merchant's daily settlement if fraudulent activity is suspected. Security analysts talk to cardholder banks, cardholders, Visa and MasterCard, as well as the merchants to determine if the unusual activity is legitimate or fraudulent. If fraudulent activity is discovered, the merchant is terminated and placed in the Combined Terminated Merchant File so that future processors will be aware of previous problems. The Company has had minimal losses due to merchant fraud because of the initial credit review and the extensive monitoring procedures that are in place.

  The Company also reviews potential merchants based upon the merchant's industry. According to the rules of Visa, MasterCard and other bankcard organizations, the Company has contingent liability for chargeback transactions. For most industry types, a chargeback and potential Company liability is unlikely and limited because the product or service charged by the cardholder is delivered upon payment. However, for industries where the card is not present at the time of the transaction, such as in the direct response marketing industry, which includes the mail order and telephone order businesses, the Company's potential liability is greater. The Company takes these and other risks into account in making its credit determinations with respect to potential new merchants. At September 30, 1996, the Company had cash reserves from certain customers aggregating approximately $18.3 million as an offset to potential contingent liabilities that are the responsibility of such customers. These cash reserves are primarily related to merchants in the direct response marketing industry. Credit losses for merchant processing incurred by the Company relating to such contingent liabilities were approximately $240,000, $215,000, $640,000, $310,000 and $390,000 in the three months ended September 30, 1996 and 1995 and in fiscal 1996, 1995 and 1994, respectively, compared to total sales volume processed in such periods of $9.0 billion, $6.0 billion, $30.9 billion, $20.1 billion and $18.4 billion, respectively. The Company believes that this loss history is significantly better than that of the industry. The Company's payment processing operations are not exposed to cardholder credit losses.

 Competition

  The payment processing market is highly competitive. Uniform interchange requirements and Visa and MasterCard compliance rules limit significant pricing variances among processors. Therefore, the Company competes on the basis of customer service, product features, processing speed and systems reliability, and the Company believes that these are the critical factors analyzed by merchants when choosing a payment processor.

  The Company views the ten largest payment processors in the United States as its primary competitors. According to published industry sources, the ten largest payment processors processed approximately 70% of the total sales volume processed for the calendar year 1995. The Company is the third largest payment processor of bankcard transactions in the United States, according to published industry sources, and estimates that it currently processes approximately 7% of total bankcard sales volume. The Company also competes with other providers of credit and debit authorization services.

  The Company believes that it has reached a sufficient size whereby economies of scale allow it to offer competitive pricing. However, it is possible that the two larger competitors have lower costs which could potentially give them a competitive advantage in pricing products to customers.

  As a result of its single purpose focus and many years of experience in payment processing, the Company has been able to develop operating efficiencies which the Company believes allow it to competitively bid for new business. In addition, the Company has continually made technological improvements, and is thus able to respond to the unique needs of merchants in various industries. Furthermore, such single purpose focus allows the Company's workforce to provide more responsive customer service to merchants.

  Investment in open systems has allowed the Company to implement business solutions in less time and at a lower cost than competitors utilizing mainframe technology. This approach provides a broad range of point-of-sale products and merchant accounting systems. Through a combination of strategic acquisitions and construction of custom solutions, the Company believes that it continues to deliver more innovative choices than the competition. Responding to the changing point-of-sale environment and rapidly evolving payment systems is an ongoing requirement for payment processors.

  The payment processing industry has consolidated significantly in the past few years, due to the large investments required for the development of technologically advanced systems and expanded business services. The Company believes this trend will continue as the technological demand on processors continues to increase, and believes it is well positioned to continue to grow in terms of volume and industry type.

COMMERCIAL CARDS

  The Company's commercial card operations are located in Salt Lake City, Utah. The Company markets and issues commercial cards to businesses and other entities that facilitate business-to-business payment procedures and reporting, replacing traditional direct payment methods. The Company began to actively market and issue its commercial cards in September 1995, following receipt of an initial capital contribution of $16.1 million from First USA.

  The Company's current operating and growth strategies are to aggressively market its commercial card products and develop customer relationships which provide strategic business opportunities for growth. The Company believes that it is in a unique position to benefit in its account origination and growth and marketing efforts from the existing partnerships and relationships that the Company's payment processing operations, First USA Bank and the Company's other affiliates have established. In addition to developing its own partnerships with financial institutions, corporations and other entities, the Company expects to continue to realize significant synergies from existing customer relationships established by its affiliates, and can rely upon its existing telemarketing and other sales and marketing structures. The Company expects its commercial card operations to become profitable in late fiscal 1997. The losses associated with this operation did not have a material impact on the consolidated results of the Company in fiscal 1996 and the Company believes that the losses associated with this operation will not have a material impact on the consolidated results of the Company in fiscal 1997.

  The Company offers various types of Visa and MasterCard cards to its customers. The origination and servicing of Visa and MasterCard accounts are subject to the terms and conditions of membership in Visa and MasterCard, and the Company has agreed to comply with the By-laws and regulations of Visa and MasterCard, which are subject to change.

  The Company offers its products to its customers for use by officers, directors, employees and other individuals designated by a customer in connection with business expenditures by such individuals (each a "Cardmember"). Each account is subject to an agreement between the customer and the Company governing the terms and conditions of the related Visa or MasterCard account, as well as agreements between the Company and each individual Cardmember.

  The Company's product offerings include corporate cards, which are non-revolving charge cards designed for use by medium to large companies for travel and entertainment expenditures. Annual fees are negotiable based upon certain pricing assumptions made by the Company, including the number of cards that will be issued for the account of the customer, the expected aggregate charge volume for the cards issued, the length of the billing cycle, the anticipated credit losses associated with the cards, the liability structure of the card account agreements and other considerations. The Company also charges other fees associated with corporate cards, including late, cash advance and returned check fees. Customers generally pay daily, weekly or pursuant to other billing options of 30 days or less from the billing date. A standard reporting package is provided to each customer, with enhanced on-line packages available at the customer's request. As an incentive to the customer to encourage use of its corporate cards, the Company may in some instances pay rebates to the customer if certain charge volume or other requirements are met.

  In addition to corporate cards, the Company offers purchasing cards, which are non-revolving charge cards designed for use by medium to large companies, and are used by employees who are responsible for making regular purchases of equipment, supplies and services on behalf of the customer. The purchasing card permits the Cardmember to charge such items in a streamlined fashion without the need for cumbersome and paper-intensive purchase orders and invoices. The reporting package provided by the Company in connection with the purchasing card provides detailed information regarding the products purchased and other relevant information required for the customer's records, thereby helping to eliminate the need for purchase orders and invoices. As with corporate cards, annual fees charged for purchasing cards are negotiable based upon certain pricing assumptions made by the Company, and in certain instances the Company may grant rebates if a customer meets certain charge volume or other requirements. The Company may also charge other fees associated with the purchasing cards, including late, cash advance and returned check fees. The Company also offers access to a cardless account through which purchases can be made by authorized users for specific types of charges or charges made with specific vendors. The fees and charges associated with these accounts are similar to those charged for corporate card and purchasing card accounts.

  The Company's product offerings also include business cards designed for use by small to medium companies for routine business purchases, including travel and entertainment expenditures and equipment and supply purchases. Business cards offer a revolving line of credit to Cardmembers at a floating interest rate which adjusts monthly based upon the prime rate determined on a specified date. Annual fees are charged to the customer based upon the number of cards issued on the customer's account. The Company also charges other fees associated with the business card, including late, cash advance, overlimit, returned check and administrative fees. A standard reporting package is provided to each customer, with enhanced reporting packages available at the customer's request. In addition, Cardmembers have access to packages of discounts and other services.

  The Company competes with national, regional and other issuers of commercial cards. In seeking funding from the public, the Company faces competition from banks, savings institutions, money market funds, credit unions and a wide variety of other entities that take deposits and/or sell debt securities. The primary methods of funding the Financial Services commercial card operation include issuing certificates of deposit and other borrowings. Financial Services' liquidity is invested in overnight reverse repurchase agreements and other short-term investments. Financial Services' Asset and Liability Committee, consisting of executive management, reviews and manages all funding and liquidity decisions.

  In November 1996, the Company and PHH Vehicle Management Services, Inc., a subsidiary of PHH, announced their intention to form a joint venture that will provide a single commercial card payment mechanism that will service fleet, purchasing, travel and entertainment needs. The Company expects that the joint venture will begin to offer the new fleet product in early calendar 1997.

  The Company has an agreement with a third party vendor for data processing services in connection with the Company's commercial card business.

EMPLOYEES

  At September 30, 1996, the Company and its subsidiaries had approximately 1,000 employees. The Company views current employee relations to be satisfactory. None of the Company's employees are covered under collective bargaining agreements.

PROPERTIES

  First USA provides the Company with its principal office in Dallas, Texas consisting of approximately 110,000 square feet, pursuant to an intercompany agreement. The Company's right to use such space expires upon the expiration of First USA's underlying leases therefor in June 2005, unless First USA exercises its right to extend the leases for two successive five-year periods. See "Relationship with First USA--Intercompany Agreement". The Company leases additional facilities from which certain other operations of the Company are conducted.

LEGAL PROCEEDINGS

  Two subsidiaries of the Company ("Company Subsidiaries") and First USA filed an action in the Dallas District Court of Texas against LitleNet L.L.C. ("LitleNet"), and LitleNet subsequently filed a companion case against the Company Subsidiaries in the Superior Court of the State of New Hampshire. In the Texas lawsuit, the Company Subsidiaries and First USA seek declaratory relief that they committed no breach under an agreement entered into in September 1995 (the "Agreement") with LitleNet and relief relating to certain breaches of the Agreement by LitleNet. In the New Hampshire lawsuit, LitleNet is seeking declaratory relief, injunctive relief and damages based upon its claim that the Company Subsidiaries breached the Agreement. Pursuant to the Agreement, the Company Subsidiaries provided certain software programs to LitleNet to assist it in the development of a communication platform. LitleNet claims that the Company Subsidiaries failed to deliver to LitleNet all of the software and related documents required by the Agreement. In the Texas action, the court has denied LitleNet's motion to stay pending a determination in the New Hampshire proceeding, and set a trial date for early 1997. Discovery on the merits has begun in both cases. In the New Hampshire action, temporary restraining orders have been issued against termination of the relationship between the parties.

  The Company believes it and its subsidiaries fully complied with the terms of the Agreement. Accordingly, the Company intends to vigorously pursue the action in Texas and defend against the action in New Hampshire. While it is impossible to predict the outcome of the lawsuits, the Company believes that they will not have a material adverse effect on the consolidated financial position of the Company.

  In addition, the Company has been named as a defendant in various additional legal actions arising from the conduct of its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in the opinion of the Company, the outcome of any such lawsuits will not have a material impact on the Company.

REGULATION OF FINANCIAL SERVICES

  Financial Services is an industrial loan corporation chartered under the laws of the State of Utah, the deposits of which are insured by the BIF of the FDIC, up to applicable limits. Financial Services is subject to comprehensive regulation and periodic examination by the Utah Department of Financial Institutions and the FDIC, as administrator of the BIF.

  The federal and state banking laws contain numerous provisions affecting various aspects of the business and operations of Financial Services. The following description of statutory and regulatory provisions, which is not intended to be a complete description of these provisions or their effects on Financial Services, is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

 Holding Company Status

  Generally a company which controls a "bank," as defined in the Bank Holding Company Act of 1956 (the "BHCA"), is required to register as a bank holding company under the BHCA and becomes subject to regulation and examination as a bank holding company by the Federal Reserve Board. The Company is not a bank holding company under the BHCA, as a result of ownership of Financial Services, and the Company's parent companies are not bank holding companies under the BHCA, as a result of ownership of Financial Services, First USA Bank or First USA FSB, because each of these three depository institutions meets criteria to cause it to be exempt from the definition of "bank" under the BHCA. Accordingly, if Financial Services, First USA Bank or First USA FSB failed to meet the criteria for the exemption, the Company (in the case of Financial Services failing to meet the criteria) and/or its holding companies (in the case of any one of the institutions failing to meet the criteria) would become subject to the provisions of the BHCA. The Company believes that becoming a bank holding company would not materially restrict, curtail or eliminate the Company's operations or activities at current levels.

 Liability for Commonly-Controlled Institutions

  A depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably anticipated to be incurred, by the FDIC in connection with the default of any commonly-controlled FDIC-insured institution, or any assistance provided by the FDIC to such commonly-controlled institution which is in danger of default. First USA Bank and First USA FSB are insured depository institutions under common control with Financial Services for purposes of this statutory provision.

 Dividends and Transactions with Affiliates

  There are various limitations under federal and Utah law on the extent to which Financial Services can finance or otherwise supply funds, through dividends, loans or otherwise, to the Company's and Financial Services' affiliates. These limitations include minimum regulatory capital requirements, Utah requirements concerning the payment of dividends out of net profits or surplus, and Sections 23A and 23B of the Federal Reserve Act, governing transactions between an insured depository institution and its affiliates.

 Capital Maintenance and FDICIA

  Financial Services is currently subject to capital adequacy guidelines adopted by the FDIC, which provide generally for a minimum ratio of Tier 1 capital to risk-weighted assets (which are the credit risk equivalents of both balance sheet items and certain off balance sheet items, such as stand-by letters of credit) of 4%, and a minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets of 8%. In addition, the guidelines provide for a minimum leverage ratio (Tier 1 capital to total assets) of 3% for the most highly-rated institutions, and not less than 4% for all other institutions. The FDIC's risk-based and leverage ratios are minimum supervisory ratios generally applicable to banks that meet certain specified criteria, including having the highest regulatory rating. Banks not meeting these criteria are expected to operate with capital positions well above the minimum ratios. Failure to meet applicable capital guidelines could subject Financial Services to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC or placing the institution into conservatorship or receivership. At September 30, 1996, Financial Services' total risk-based capital ratio was 81%, its Tier 1 risk-based capital ratio was 80% and its leverage ratio was 50%, which reflect the start-up nature of its operations.

  In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal bank regulatory agencies are empowered, and in certain cases required, to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements, including, in the most severe cases, placing an institution into conservatorship or receivership. The extent of the agencies' powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Among other things, an institution in one of the three undercapitalized categories is required to submit a capital restoration plan to its appropriate federal regulator, and the capital restoration plan will not be accepted without the limited guaranty of the institution's parent company. At September 30, 1996, Financial Services met the capital requirements of a "well capitalized" institution.

  Financial Services may accept brokered deposits as part of its funding. Under FDICIA, only "well capitalized" and "adequately capitalized" banks may accept brokered deposits. "Adequately capitalized" banks, however, must first obtain a waiver from the FDIC before accepting brokered deposits, and there are limitations on the rates that may be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

 Deposit Insurance Assessments

  The deposits of Financial Services are insured by the BIF, up to applicable limits. Under the FDIC's risk-based insurance system, BIF-insured institutions are currently assessed premiums of between 0 and 27 cents per $100 of eligible deposits, depending upon the institution's capital position and other supervisory factors.

  Congress recently enacted legislation that, among other things, provides for assessments against BIF-insured institutions that will be used to pay certain Financing Corporation (FICO) obligations. From 1997 through 1999, BIF-insured banks are expected to pay an estimated 1.3 cents per $100 of eligible deposits toward FICO obligations, and an estimated 2.4 cents per $100 of eligible deposits thereafter, in addition to any BIF insurance assessments.

 Enforcement Powers of Federal and State Regulators

  The FDIC has broad enforcement powers over the institutions it regulates, including the power to terminate deposit insurance, impose substantial fines and other civil penalties and, in the most severe cases, to appoint a conservator or receiver. In addition, the Utah Commissioner of Financial Institutions also has broad enforcement powers under state law, including the power to take possession of an institution in certain circumstances.

 Lending Activities

  Although Financial Services' activities are commercial and not consumer-oriented, its activities as a credit card lender may be subject to regulation under various federal laws including the Truth-in-Lending Act, the Equal Credit Opportunity Act and the Soldiers' and Sailors' Civil Relief Act, as well as state lending laws. Where applicable, regulators are authorized to impose penalties for violations of these statutes and, in certain cases, to order Financial Services to pay restitution to injured Cardmembers. Cardmembers may also bring actions for up to treble damages for certain violations. Federal and state bankruptcy and debtor relief laws may also affect Financial Services' ability to collect outstanding balances owed by Cardmembers who seek relief under these statutes.

 Change in Control

  Subject to certain limited exceptions, no business entity or individual, singly or acting in concert, may acquire control, directly or indirectly, of Financial Services without prior notice to the FDIC. Under regulation and interpretations of the FDIC, a business entity or individual, singly or acting in concert, that acquires ownership, control or the power to vote 10% or more of any class of voting securities of the Company may be presumed to have acquired indirect control of Financial Services.

  In addition, under Utah law, business entities and individuals may not directly or indirectly acquire control of Financial Services or its holding companies without the prior approval of the Utah Commissioner of Financial Institutions. A business entity may be presumed to have acquired control of Financial Services or its holding companies under state law upon the acquisition, directly or indirectly, of the power to vote more than 5% of any class of voting securities, among other things; and an individual may be presumed to have acquired control upon acquiring, directly or indirectly, the power to vote 20% or more of any class of voting securities.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the executive officers and directors of the Company and its subsidiaries as of November 18, 1996.

      NAME              AGE                     POSITION
      ----              ---                     --------
 John C. Tolleson......  48 Chairman of the Board
 Pamela H. Patsley.....  39 President, Chief Executive Officer and Director
 Richard W. Vague......  40 Director
 Gene H. Bishop........  66 Director
 Rupinder S. Sidhu.....  40 Director
 David W. Truetzel.....  39 Chief Financial Officer and Secretary
 Elena R. Anderson.....  36 Group Executive of Portfolio Management
 James W. Baumgartner..  36 President and Director of Financial Services
 Susan H. Cerpanya.....  46 Group Executive of Marketing
 Jeffrey C. Connelly...  56 Group Executive of Network Sales
 Michael P. Duffy......  37 Group Executive of Direct Marketing Operations
 Raymond J. McArdle....  58 Group Executive of Technology
 Thomas J. McHugh......  49 Group Executive of Network Operations
 Gary T. Staub.........  38 Group Executive of Business Development

  The Board of Directors is divided into three classes serving staggered three-year terms. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and will serve for three years. The terms of Richard W. Vague and Gene
H. Bishop expire at the 1997 annual meeting; the term of John C. Tolleson expires at the 1998 annual meeting; and the terms of Pamela H. Patsley and Rupinder S. Sidhu expire at the 1999 annual meeting. The Board of Directors currently meets at least quarterly. Directors who are employees of the Company or First USA do not receive any compensation for serving on the Board of Directors of the Company.

  The Company's Board of Directors also has an Audit Committee and a Compensation Committee, each comprised of the Directors who are not employees of the Company. The Audit Committee reviews and evaluates the Company's internal accounting and auditing procedures, recommends to the Board of Directors the firm to be appointed as independent accountants to audit the Company's financial statements, and reviews with management and the independent accountants the Company's year-end and quarterly operating results. The Compensation Committee reviews compensation arrangements for executive officers, reviews the Company's stock option plans and, except with respect to applicable grants of options to outside directors, has full authority to determine the persons to whom and the times at which options shall be granted, the number of option shares to be granted and the price and other terms of options. Messrs. Bishop and Sidhu serve on the Audit Committee and the Compensation Committee.

  John C. Tolleson. Mr. Tolleson has been Chairman of the Board of the Company since December 1995, and Chairman of the Board of First USA Merchant Services, Inc. ("Merchant Services") since May 1985. Mr. Tolleson has also served as Chairman of the Board and Chief Executive Officer of First USA since August 1989, and of First USA's predecessor since its formation in May 1985. Mr. Tolleson has been a Director of First USA Bank since May 1985 and a Director of First USA FSB since March 1996. Mr. Tolleson currently serves on the Boards of Visa USA, Inc., Visa International, Inc., Capstead Mortgage Corporation and Jayhawk Acceptance Corporation and on the Executive Board of the Cox School of Business at Southern Methodist University.

  Pamela H. Patsley. Ms. Patsley has been President, Chief Executive Officer and a Director of the Company since December 1995. She has also served as President and Chief Executive Officer of Merchant Services, since December 1991 and Executive Vice President and Manager since July 1990, and as Chairman of the Board of Financial Services since August 1994. Ms. Patsley has also served as Executive Vice President and Secretary of First USA since July 1989. She has been a Director of First USA Bank since November 1993 and a Director of First USA FSB since March 1996. Ms. Patsley was Chief Financial Officer of First USA and its predecessor from January 1987 to April 1994 and a Senior Vice President prior to such time. Ms. Patsley originally joined First USA's predecessor as its Vice President and Controller in February 1985. Ms. Patsley currently serves on the VisaNet Services Advisors' Committees of Visa USA, Inc. and Visa International, Inc. Ms. Patsley is also a Director of First Virtual, Adolph Coors Company and Coors Brewing Company.

  Richard W. Vague. Mr. Vague has been a Director of the Company since December 1995. Mr. Vague has also served as President of First USA since June 1990 and as a Director of First USA since August 1989. Mr. Vague has also been Chairman of the Board and Chief Executive Officer of First USA Bank since October 1995 and was a Director from May 1985 through October 1995. Mr. Vague also served as President and Chief Executive Officer of First USA Bank from 1987 through October 1995. Mr. Vague has been Chairman of the Board of First USA FSB since March 1996. Mr. Vague also serves on the Visa Marketing Committee, the Visa International Card Products Committee and the MasterCard Marketing Committee, and was co-founder of First USA's predecessor with Mr. Tolleson. Mr. Vague is also a Director of Physician Support Systems, Inc.

  Gene H. Bishop. Mr. Bishop has been a Director of the Company since December 1995. He has also been a Director of First USA since September 1992. Mr. Bishop also served as Chairman and Chief Executive Officer of Life Partners Group, Inc. from November 1991 until October 1994. From October 1990 to November 1991, he was Vice Chairman and Chief Financial Officer of Lomas Financial Corporation and President and Chief Operating Officer of Lomas Mortgage USA, a wholly owned subsidiary of Lomas Financial Corporation. From March 1975 to July 1990, he was Chairman and Chief Executive Officer of MCorp, a bank holding company. Mr. Bishop is also a Director of Southwest Airlines Co., Liberte Investors, Southwestern Public Service Co. and Drew Industries, Inc.

  Rupinder S. Sidhu. Mr. Sidhu has been a Director of the Company since December 1995. He has also been a Director of First USA since August 1989. Mr. Sidhu has been President of Merion Capital Management LLC, a private investment company, since 1994. From 1993 to 1994, Mr. Sidhu was a Partner of Stonington Partners, Inc. (formerly known as First Capital Partners, Inc.), a private investment firm. Mr. Sidhu has been a member of the Board of Directors of Merrill Lynch Capital Partners, Inc., a private investment firm affiliated with Merrill Lynch & Co., since 1987. He is also a Director of Eckerd Corporation, Wherehouse Entertainment, Inc. and CMI Industries, Inc.

  David W. Truetzel. Mr. Truetzel has been Chief Financial Officer and Secretary of the Company since December 1995. From June 1985 to December 1995, Mr. Truetzel was affiliated with A.G. Edwards & Sons, Inc., where he most recently served as a Vice President in the firm's Corporate Finance Department. Mr. Truetzel was formerly employed by KPMG Peat Marwick, L.L.P. and Deloitte & Touche LLP. He is also a Director of National Home Centers, Inc.

  Elena R. Anderson. Ms. Anderson has been Group Executive of Portfolio Management since December 1995. Ms. Anderson also served as Senior Vice President of Accounting/Finance and Risk Management from July 1992 to December 1995, and has been employed by the Company and Merchant Services since May 1985. Ms. Anderson is responsible for credit, risk monitoring, chargeback processing, merchant settlement and portfolio acquisitions. Ms. Anderson also serves on the Acquiror's Council of Visa USA, Inc. and the Client Advisory Board of the Northern Trust Company.

  James W. Baumgartner. Mr. Baumgartner has been President and a Director of Financial Services since June 1996. From 1992 to June 1996, Mr. Baumgartner was Senior Vice President and General Manager of the commercial card business and merchant credit card business at First Bank System, Inc. From 1989 to 1992, Mr. Baumgartner was Vice President and Controller of the Electronic Banking Division at First Bank System, Inc. Mr. Baumgartner was formerly a Senior Manager at Ernst & Young LLP, where he was employed from 1982 to 1989.

  Susan H. Cerpanya. Ms. Cerpanya has been Group Executive of Marketing since December 1995. Ms. Cerpanya also served as Senior Vice President--Marketing and Product Development of Merchant Services from June 1994 to December 1995. Her responsibilities include marketing, product development, training, network sales and operations. Ms. Cerpanya has been employed by the Company and Merchant Services since January 1989. Ms. Cerpanya also serves on the Acquirer's Committee of MasterCard International Inc.

  Jeffrey C. Connelly. Mr. Connelly has been Group Executive of Network Sales since August 1996. From July 1994 to August 1996, Mr. Connelly served as Executive Vice President of Sales and Marketing for GENSAR Technologies Inc. He was Senior Vice President at Visa USA from April 1989 to July 1994, where he was general manager of the business unit responsible for all point of sale processing in the United States.

  Michael P. Duffy. Mr. Duffy has served as Group Executive of Direct Marketing Operations since December 1995. From August 1992 through December 1995, Mr. Duffy served as Vice President--Finance of Litle. Mr. Duffy also served as Vice President and Assistant Group Controller at Equifax Credit Information Services from November 1991 through August 1992, and Assistant Vice President--Finance and Administration at Equifax Credit Bureau Marketing from June 1990 to October 1991.

  Raymond J. McArdle. Mr. McArdle has served as Group Executive of Technology since December 1995. Mr. McArdle also served as Senior Vice President-- Operations for Merchant Services from May 1991 to December 1995. In these positions, he has been responsible for back office and field operations and the application of open systems architecture to increase the operational efficiency and product implementation of the Company. Mr. McArdle also serves on the Customer Advisory Board of Verifone, Inc. and has served on various ad hoc committees of Visa USA, Inc. and MasterCard International Inc.

  Thomas J. McHugh. Mr. McHugh has been Group Executive of Network Operations since August 1996. From March 1993 to August 1996, Mr. McHugh was Executive Vice President and Chief Operating Officer of GENSAR Technologies Inc. From June 1982 to March 1993, Mr. McHugh was Senior Vice President at CoreStates Financial Corp., responsible for technology and operations for electronic payment services.

  Gary T. Staub. Mr. Staub has been Group Executive of Business Development since August 1996. From August 1992 to August 1996, Mr. Staub was Executive Vice President of GENSAR, serving as business manager for merchant processing services and manager of strategic initiatives and acquisitions. From 1990 to 1992, Mr. Staub was First Vice President at Mellon Bank (Network Services Division) responsible for merchant and ATM business management, and served in various other positions at Mellon Bank from 1981 to 1990.

EXECUTIVE COMPENSATION

  The following tables set forth certain information concerning compensation of, and stock options held by and restricted stock granted to, the Company's Chief Executive Officer and the other four most highly paid officers in respect of fiscal 1996 and 1995.

                          SUMMARY COMPENSATION TABLE

                                                                     LONG TERM
                               ANNUAL COMPENSATION              COMPENSATION AWARDS
                             ------------------------ ----------------------------------------
                                                                       NUMBER OF
                                                                       SECURITIES
                             FISCAL                   RESTRICTED STOCK UNDERLYING  ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY  BONUS(1)    AWARDS(2)     OPTIONS(3) COMPENSATION
---------------------------  ------ -------- -------- ---------------- ---------- ------------
Pamela H. Patsley.......      1996  $280,000 $300,000     $    --       275,000     $3,388(4)
 President and Chief Ex-
 ecutive Officer              1995   225,000  168,750      443,750       25,000      3,617(4)
Michael P. Duffy(5).....      1996   130,000  100,000          --        80,000      1,013(6)
 Group Executive
Susan H. Cerpanya.......      1996   135,000   75,000          --        80,000      2,025(6)
 Group Executive              1995   125,000   62,500      221,875       10,000      1,875(6)
Raymond J. McArdle......      1996   135,000   75,000          --        80,000      1,965(6)
 Group Executive              1995   115,500   57,750      221,875       10,000      1,733(6)
Elena R. Anderson.......      1996   120,000   75,000          --        80,000      1,800(6)
 Group Executive              1995    95,500   50,000      221,875       10,000      1,433(6)

--------
(1) Bonuses for fiscal 1996 were approved by the Board of Directors of the Company on July 16, 1996 and paid on July 31, 1996. Bonuses for fiscal 1995 were approved by the Board of Directors of First USA on July 19, 1995 and paid on July 31, 1995. The amount for Mr. Duffy represents bonus payments made during fiscal 1996 to Mr. Duffy with respect to the period from January 1, 1995 through June 30, 1996.
(2) No awards of restricted Common Stock were issued to the named executive officers with respect to fiscal 1996. Awards of First USA restricted stock for fiscal 1995 were approved by the Board of Directors of First USA on July 19, 1995. The awards were made in recognition of the Company's and First USA's performance and as incentive for future performance, and entitle the recipient to all dividends paid on such shares. The values shown for restricted stock awards granted in fiscal 1995 are shown by multiplying the number of shares granted by $44.375, the closing price of First USA's common stock on the last trading day of fiscal 1995. Except as set forth below, the number and value of shares of restricted stock of First USA held by the named executive officers on the last day of fiscal 1996 (based upon the closing price of $55 for First USA's common stock on the last trading day of fiscal 1996) were: Ms. Patsley, 20,000 shares, $1,100,000; Mr. Duffy, no shares; Ms. Cerpanya, 10,000 shares, $550,000;
    Mr. McArdle, 10,000 shares, $550,000; and Ms. Anderson, 10,000 shares, $550,000. The amounts in this column and footnote do not reflect any shares of restricted stock of First USA granted to the named executive officers following the Initial Offerings. Such shares of First USA restricted stock were granted as compensation in recognition for services rendered to First USA.
(3) Annual stock option grants for fiscal 1996 were approved by the Board of Directors of the Company on July 16, 1996. Fiscal 1995 amounts represent the number of options to purchase First USA common stock. Stock option grants for fiscal 1995 were approved by the Board of Directors of First USA on July 19, 1995. The awards were made in recognition of the Company's and First USA's performance and as incentive for future performance. Fiscal 1996 amounts represent the number of options to purchase Common Stock granted to such individuals as follows: Ms. Patsley 75,000 annual award shares, 100,000 Initial Offering shares and 100,000 shares issued upon exercise of special 30-day options granted pursuant to a stock loan program (the "Stock Loan Program") in connection with the Initial Offerings; Mr. Duffy, 25,000 annual award shares, 25,000 Initial Offering shares and 30,000 stock loan shares; Ms. Cerpanya, 25,000 annual award shares, 25,000 Initial Offering shares and 30,000 stock loan shares; Mr. McArdle, 25,000 annual award shares, 25,000 Initial Offering shares and 30,000 stock loan shares; and Ms. Anderson, 25,000 annual award shares, 25,000 Initial Offering shares and 30,000 stock loan shares.
(4) The amounts represent employer matching contributions to the First USA Savings Restoration Plan.
(5) Mr. Duffy joined the Company in fiscal 1996 and was with Litle prior to joining the Company.
(6) The amounts represent employer matching contributions to the First USA Retirement Savings Plan.

OPTION GRANTS

  The following table sets forth information concerning stock option grants made with respect to fiscal 1996 to the named executive officers to purchase Common Stock.

     OPTION GRANTS WITH RESPECT TO LAST FISCAL YEAR--COMPANY COMMON STOCK

                                       INDIVIDUAL GRANTS                  POTENTIAL REALIZABLE
                         ---------------------------------------------      VALUE AT ASSUMED
                         NUMBER OF                                           ANNUAL RATES OF
                         SECURITIES  % OF TOTAL                         STOCK PRICE APPRECIATION
                         UNDERLYING   OPTIONS    EXERCISE                  FOR OPTION TERM(2)
                          OPTIONS    GRANTED TO  PRICE PER EXPIRATION   -------------------------
NAME                      GRANTED   EMPLOYEES(1)   SHARE      DATE           5%          10%
----                     ---------- ------------ --------- -----------  ------------ ------------
Pamela H. Patsley.......   75,000       3.60%     $36.00   7/16/2006(3) $  1,698,000 $  4,303,500
                          100,000       4.80%      19.53   3/22/2006(3)    1,228,000    3,113,000
                          100,000       4.80%      19.53   4/21/1996(4)          N/A          N/A
Michael P. Duffy........   25,000       1.20%      36.00   7/16/2006(3)      566,000    1,434,500
                           25,000       1.20%      19.53   3/22/2006(3)      307,000      778,250
                           30,000       1.44%      19.53   4/21/1996(4)          N/A          N/A
Susan H. Cerpanya.......   25,000       1.20%      36.00   7/16/2006(3)      566,000    1,434,500
                           25,000       1.20%      19.53   3/22/2006(3)      307,000      778,250
                           30,000       1.44%      19.53   4/21/1996(4)          N/A          N/A
Raymond J. McArdle......   25,000       1.20%      36.00   7/16/2006(3)      566,000    1,434,500
                           25,000       1.20%      19.53   3/22/2006(3)      307,000      778,250
                           30,000       1.44%      19.53   4/21/1996(4)          N/A          N/A
Elena R. Anderson.......   25,000       1.20%      36.00   7/16/2006(3)      566,000    1,434,500
                           25,000       1.20%      19.53   3/22/2006(3)      307,000      778,250
                           30,000       1.44%      19.53   4/21/1996(4)          N/A          N/A

--------
(1) Represents percentage of total options granted to employees of the Company with respect to the fiscal year.
(2) The dollar amounts under these columns are the result of calculations at 5% and 10% compounded annual rates set by the Commission, and therefore are not intended to forecast future appreciation, if any, in the price of Common Stock. The potential realizable values illustrated at 5% and 10% compound annual appreciation of the options which expire on July 16, 2006 assume that the price of the Common Stock increases to $58.64 and $93.38 per share, respectively, over the 10-year term of the options; and the potential realizable values illustrated at 5% and 10% compound annual appreciation of the options which expire on March 22, 2006 assume that the price of the Common Stock increases to $31.81 and $50.66 per share, respectively, over the 10-year term of the options.
(3) The first and second set of options listed for each of the named executive officers vest in increments of 20% on the date of grant and each anniversary of the date of grant, or earlier, upon a change in control of the Company. The first set of options listed for each of the named officers represents annual option grants and the second set of options represents option grants made in connection with the Initial Offerings.
(4) The third set of options listed for each of the named officers were special 30-day options granted pursuant to the Stock Loan Program and vested 100% on the date of grant. First USA made loans to the named executive officers in connection with the exercise of such options. Each loan is evidenced by an eight-year, full recourse promissory note to First USA that bears interest at 5.38% per annum. These options expired on April 21, 1996. The closing price of the Common Stock on the New York Stock Exchange on April 19, 1996, the last trading day prior to the option expiration date, was $39.50. Because the term of such options has expired, the potential realizable values illustrated at 5% and 10% compound annual appreciation of the options have not been provided. See "Relationship with First USA--Indebtedness of Directors and Executive Officers".

EXERCISE OF OPTIONS

  The following table sets forth information concerning the exercise of stock options to purchase Common Stock by the named executive officers during fiscal 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
            AND FISCAL YEAR END OPTION VALUE--COMPANY COMMON STOCK

                                                            NUMBER OF
                                     VALUE REALIZED        UNEXERCISED          VALUE OF UNEXERCISED
                           SHARES    (MARKET PRICE      OPTIONS AT FISCAL       IN-THE-MONEY OPTIONS
                          ACQUIRED    AT EXERCISE           YEAR END            AT FISCAL YEAR END(2)
                             ON      LESS EXERCISE  ------------------------- -------------------------
NAME                     EXERCISE(1)     PRICE)     EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     ----------- -------------- ----------- ------------- ----------- -------------
Pamela H. Patsley.......   100,000        $ 0         35,000       140,000     $469,400    $1,877,600
Michael P. Duffy........    30,000          0         10,000        40,000      122,350       489,400
Susan H. Cerpanya.......    30,000          0         10,000        40,000      122,350       489,400
Raymond J. McArdle......    30,000          0         10,000        40,000      122,350       489,400
Elena R. Anderson.......    30,000          0         10,000        40,000      122,350       489,400

--------
(1) The options listed for each of the named officers were special 30-day options granted pursuant to the Stock Loan Program.
(2) Calculated on the basis of the closing sale price per share for the Common Stock on the New York Stock Exchange of $40 on June 28, 1996.

  The following table sets forth information concerning the exercise of stock options to purchase First USA common stock by the named executive officers during fiscal 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
           AND FISCAL YEAR END OPTION VALUE--FIRST USA COMMON STOCK

                                                         NUMBER OF
                                  VALUE REALIZED        UNEXERCISED          VALUE OF UNEXERCISED
                          SHARES  (MARKET PRICE      OPTIONS AT FISCAL       IN-THE-MONEY OPTIONS
                         ACQUIRED  AT EXERCISE           YEAR END            AT FISCAL YEAR END(1)
                            ON    LESS EXERCISE  ------------------------- -------------------------
NAME                     EXERCISE     PRICE)     EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     -------- -------------- ----------- ------------- ----------- -------------
Pamela H. Patsley.......  22,592    $1,144,600     140,496      48,000     $6,319,691   $1,033,500
Michael P. Duffy........     --            --          --          --             --           --
Susan H. Cerpanya.......  16,000       733,000      21,600      21,400        704,400      479,475
Raymond J. McArdle......   8,000       308,575       9,200      20,800        289,300      467,700
Elena R. Anderson.......   2,500       107,406      11,000      17,000        318,625      364,500

--------
(1) Calculated on the basis of the closing sale price per share for First USA common stock on the New York Stock Exchange of $55 on June 28, 1996.

PENSION PLANS

 Pension Plan

  The Company has a noncontributory, tax-qualified defined benefit, "cash balance" retirement plan (the "Pension Plan") that provides retirement benefits for eligible employees of the Company. Each participant's cash balance account is credited with an amount equal to 4% of the participant's compensation plus interest. Each participant becomes fully vested in benefits under the Pension Plan after 5 years of employment with First USA or the Company. Prior to that time, no portion of a participant's benefits is vested. Benefits may be paid under the Pension Plan, subject to limitations and conditions imposed by the Internal Revenue Code of 1986, as amended (the "Code"), upon a participant's termination of employment, retirement (early, normal or late) or death. The Pension Plan specifies various options that participants may select for the distribution of their accrued balance, including forms of annuity payments and lump sum distributions. The Pension Plan does not permit loans or in-service withdrawals by participants. Contributions to the Pension Plan will be actuarially determined and therefore cannot be attributed to individual participants. As of July 1, 1996, the estimated annual benefit payable under the Pension Plan to the named executive officers upon normal retirement age (assuming the executive continues to work to age 65 at the same rate of compensation) for Ms. Patsley, Mr. Duffy, Ms. Cerpanya, Mr. McArdle and Ms. Anderson was $65,547, $42,253, $38,976, $11,119 and $61,851, respectively.

 First USA Supplemental Executive Retirement Plan

  Eligible employees of the Company also receive benefits under the First USA Supplemental Executive Retirement Plan (the "SERP"), which operates in conjunction with the Pension Plan to provide eligible employees with benefits that cannot be provided under the terms and conditions of the Pension Plan due to Code limitations on the amount of compensation that may be considered under the Pension Plan and Code limitations on the annual benefits that may be provided under the Pension Plan. Contributions to the SERP will be actuarially determined and therefore cannot be attributed to individual participants. As of July 1, 1996, the estimated annual benefit payable upon normal retirement age (assuming the executive continues to work to age 65 at the same rate of compensation) for Ms. Patsley, Mr. Duffy, Ms. Cerpanya, Mr. McArdle and Ms. Anderson was $84,009, $9,092, $8,383, $1,817 and $6,269, respectively.

COMPENSATION OF OUTSIDE DIRECTORS

  Members of the Company's Board of Directors who are not employees of the Company or its affiliates receive cash compensation as follows: a $20,000 annual retainer and $1,000 for each Board meeting attended and $500 for each committee meeting attended (chairpersons receive $1,000 per committee meeting). Such members of the Board of Directors are also eligible to receive options under the Company's stock option plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1996, Messrs. Sidhu and Bishop served as members of the Compensation Committee of the Company. No member of the Compensation Committee is an employee, officer, or former officer of the Company, and no such member had a relationship with the Company during fiscal year 1996 requiring disclosure under applicable regulations of the Commission. No relationship existed during fiscal year 1996 that constituted a "Compensation Committee Interlock" within the meaning of applicable regulations of the Commission.

                PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

  The following table sets forth certain information believed by the Company to be accurate based on information provided to it concerning the beneficial ownership of Common Stock by each stockholder who is known by the Company to own beneficially in excess of 5% of the outstanding Common Stock as of the latest practicable date, including the Selling Stockholder, and by each director, the Company's Chief Executive Officer, each of the Company's other four most highly compensated executive officers and all officers and directors as a group, as of October 31, 1996. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares. The shares and percentages set forth below include shares of Common Stock which were outstanding or issuable within 60 days upon the exercise of options outstanding as of October 31, 1996.

                            OWNERSHIP PRIOR TO                  OWNERSHIP AFTER
                             THE OFFERINGS(A)                  THE OFFERINGS(A)
                          -----------------------           -----------------------
                           SHARES OF              SHARES TO  SHARES OF
NAME OF BENEFICIAL OWNER  COMMON STOCK PERCENTAGE  BE SOLD  COMMON STOCK PERCENTAGE
------------------------  ------------ ---------- --------- ------------ ----------
First USA, Inc. (a).....   24,411,081      77%    4,000,000  20,411,081      59%
Gene H. Bishop(b)(c)....       27,500       *             0      27,500        *
Pamela H.
 Patsley(b)(c)..........      185,100       *             0     185,100        *
Rupinder S.
 Sidhu(b)(c)(d).........       27,500       *             0      27,500        *
John C. Tolleson(b)(c)..      210,000       *             0     210,000        *
Richard W. Vague(b)(c)..      210,000       *             0     210,000        *
Michael P. Duffy(c).....       43,200       *             0      43,200        *
Susan H. Cerpanya(c)....       55,000       *             0      55,000        *
Raymond J. McArdle(c)...       55,000       *             0      55,000        *
Elena R. Anderson(c)....       50,000       *             0      50,000        *
All executive directors
 as a group
 (14 persons)(c)(d).....      974,125     3.1%            0     974,125     2.8%

--------
 * Less than 1.0%
(a) The address of First USA is 1601 Elm Street, 47th Floor, Dallas, Texas 75201. The record owner of such shares is First USA Financial, Inc., a wholly owned subsidiary of First USA.
(b) Gene H. Bishop, Pamela H. Patsley, Rupinder S. Sidhu, John C. Tolleson and Richard W. Vague are directors of the Company.

(c) The shares include shares subject to options exercisable within 60 days of October 31, 1996 as follows: Mr. Bishop, 7,500 shares; Ms. Patsley, 35,000 shares; Mr. Sidhu, 7,500 shares; Mr. Tolleson, 10,000 shares; Mr. Vague, 10,000 shares; Mr. Duffy, 10,000 shares; Ms. Cerpanya, 10,000 shares; Mr. McArdle, 10,000 shares; and Ms. Anderson, 10,000 shares; all executive officers and directors as a group, 126,500 shares. The address for Messrs. Bishop, Sidhu, Tolleson and McArdle, and Ms. Patsley, Anderson and Cerpanya is c/o First USA Paymentech, Inc., 1601 Elm Street, 8th Floor, Dallas, Texas 75201. The address for Mr. Vague is c/o First USA Bank, Three Christina Centre, 201 North Walnut, Wilmington, Delaware 19801. The address for Mr. Duffy is c/o First USA Paymentech, Inc., 4 Northeastern Blvd., Salem, New Hampshire 03079.
(d) The shares exclude 50,000 shares held by a limited partnership, for which Mr. Sidhu is the President of the general partner, a limited liability company. Mr. Sidhu disclaims beneficial ownership of such shares.

                          RELATIONSHIP WITH FIRST USA

  The Company and First USA have entered into the following agreements and transactions.

INTERCOMPANY AGREEMENT

 License to Use the First USA Name and Certain Trademarks

  The Company and First USA are parties to an Intercompany Services Agreement (the "Intercompany Agreement") which, among other things, provides for the grant by First USA to the Company of a license to use the name "First USA" and certain trademarks (collectively referred to as the "Marks") in connection with the Company's business. See "Business". The Intercompany Agreement provides that the Company will not, without First USA's prior written consent, take any action with respect to (i) any litigation or proceeding involving the Marks, (ii) any new use of the Marks or changes in the purpose for which the Marks are used, (iii) any change in the Company's names, logos and other identifications which might reasonably be expected to affect the Marks or (iv) if required by First USA, any advertising campaigns or strategies that use the Marks or which refer to First USA. First USA has the right to revoke the license to use the Marks under certain circumstances if there is a change of control or a sale of the Company. The Company does not believe that a revocation by First USA of the license to use the Marks would have a material adverse effect on the Company's ability to conduct its business.

 Services and Facilities

  Pursuant to the Intercompany Agreement (i) First USA provides the Company with certain office space currently used by the Company consistent with past practice, (ii) First USA allows the Company to participate in insurance coverage and certain benefit plans made available by First USA to its other subsidiaries and (iii) First USA provides certain administrative services to the Company at a rate equal to First USA's costs, calculated in a manner consistent with past practice. The Company believes that the rates charged by First USA for such office space and services are consistent with prevailing market rates.

 Indemnification

  The Intercompany Agreement provides that the Company indemnify First USA, its subsidiaries and each of their respective officers, directors, employees and agents against losses from third party claims based on, arising out of or resulting from (i) the use of the Marks (but excluding any claim relating to First USA's rights in the Marks) and (ii) any other acts or omissions arising out of performance of the Intercompany Agreement.

  The Intercompany Agreement provides that First USA will indemnify the Company, its subsidiaries and each of their respective officers, directors, employees and agents against losses from third party claims based on, arising out of or resulting from (i) any third party claims relating to First USA's rights in the Marks and (ii) any other acts or omissions arising out of performance of the Intercompany Agreement.

INTERCOMPANY INDEBTEDNESS

  First USA loaned the Company $25 million in connection with the Company's August 1996 acquisition of GENSAR. Such loan accrues interest at the rate of LIBOR plus 0.25% per annum and is due on demand. Net proceeds to the Company from the Offerings may be used in part to repay all or a portion of this loan.

  The Company used $40.6 million of the proceeds from the Initial Offerings to repay a loan payable to First USA. At December 31, 1995, the loan payable to First USA accrued interest at the rate of one month LIBOR plus 0.375% per annum and was primarily incurred in connection with the purchase of merchant contracts and certain other assets from DMGT.

REGISTRATION RIGHTS AGREEMENT

  First USA and the Company are parties to a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, First USA has the right to require the Company to use its best efforts to register under the Securities Act of 1933, as amended, and the securities or blue sky laws of any jurisdiction designated by First USA all or a portion of the issued and outstanding Common Stock held by First USA (the "Registrable Shares") for sale in accordance with First USA's intended method of disposition thereof. Such demand rights would be subject to the condition that the Company would not be required to effect more than four demand registrations. First USA also has the right to participate, or "piggy-back," in certain equity offerings initiated by the Company, subject to reduction of the size of the offering on the advice of the managing underwriter. The Company and First USA will share equally all expenses relating to the performance of, or compliance with, demand registration requests under the Registration Rights Agreement and the Company will pay all expenses relating to the performance of, or compliance with, "piggy-back" registrations under the Registration Rights Agreement. However, in either case, First USA will be responsible for underwriters' discounts and selling commissions with respect to the Registrable Shares being sold and the fees and expenses of its counsel in connection with such registration. First USA is selling its shares in the Offerings pursuant to "piggy-back" rights under the Registration Rights Agreement.

  The Registration Rights Agreement also provides that during any period in which First USA owns at least 20% of the voting power of the outstanding capital stock of the Company or in which First USA is required to account for its investment in the Company under the equity method of accounting, the Company will provide First USA with certain financial and other information.

ARRANGEMENTS WITH FIRST USA

  The Company and First USA are considering various arrangements that would be intended to provide the Company with greater operating independence from First USA. If the Company and First USA enter into such arrangements, this would give the Company the status of a non-controlled subsidiary of First USA, and under current Financial Accounting Standards Board rules would also permit the Company to use the pooling-of-interest accounting method in certain transactions two years after the non-control status had been achieved. However, the Company and First USA intend to maintain a strategic alliance and continue jointly to pursue mutually beneficial business opportunities.

OTHER TRANSACTIONS

  The Company is a party to a Tax Sharing Agreement (the "Tax Sharing Agreement"), which governs tax related matters affecting taxable periods ending prior to and subsequent to the Initial Offerings, including preparation and filing of tax returns, payment of taxes and indemnification for tax liabilities. In general, under the Tax Sharing Agreement, the Company is responsible for filing tax returns and paying taxes of the Company, other than returns which are filed on a consolidated, combined or unitary basis with First USA, in which case the Company is responsible for its proportionate share of such taxes, determined as if the Company and its subsidiaries were a separate consolidated group. The Tax Sharing Agreement provides that First USA will retain control of audits affecting its consolidated, combined or unitary returns which include the Company and its subsidiaries. The Company is allowed to participate in, but not control, any such audits with respect to matters for which it may be required to indemnify First USA under such Tax Sharing Agreement.

  Financial Services from time to time engages in funding and investment transactions with First USA Bank. The terms and provisions of such transactions between Financial Services and First USA Bank are similar to the terms Financial Services and First USA Bank provide to non-affiliated entities in similar transactions.

  The Company solicits financial institution bankcard issuing relationships for First USA Bank. Net revenue includes $1.9 million, $1.9 million and $2.1 million in fees paid by First USA Bank for fiscal 1996, 1995 and 1994, respectively.

  At June 30, 1996, the Company had $86.7 million invested in First USA Bank certificates of deposit. These certificates of deposit earn interest at a market rate and have initial maturities of less than 90 days.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

  In connection with the Initial Offerings, the Company granted special stock options under the Company's Stock Loan Program. All of such special stock options were exercisable for a period of 30 days from the date of consummation of the Initial Offerings. Pursuant to the Stock Loan Program, First USA made loans in connection with the special stock options exercised during the period immediately following the consummation of the Initial Offerings to the recipients of such options. Each such loan is evidenced by an eight-year, full recourse promissory note to First USA that bears interest at 5.38% per annum. The notes provide that the then outstanding principal amount thereof and all accrued interest thereunder will become due and payable 60 days following the optionee's termination of employment by the Company or First USA (other than upon Retirement, as defined in the notes) or immediately upon demand following such employee's termination for Cause, as defined in the notes (or, if earlier, on the maturity date of the notes). The notes also provide that the outstanding principal amount thereof and all accrued interest thereunder will be forgiven ratably over a period of four years, beginning with the fifth anniversary of the consummation of the Initial Offerings or earlier, upon the optionee's death or disability, the termination of the optionee's employment upon Retirement or upon a Change of Control (as each such term is defined in the Company's stock option plan). Payments under the notes are secured by the shares of Common Stock acquired upon exercise of the special options in connection with which the loans were made. The following directors or executive officers of the Company received loans from First USA pursuant to the Stock Loan Program in the amounts indicated, each of which was outstanding as of October 31, 1996: Ms. Patsley, $1,953,000; Mr. Tolleson, $1,464,750; Mr.
Duffy, $585,900; Mr. Truetzel, $683,550; Mr. Baumgartner, $683,550; Ms.
Cerpanya, $585,900; Mr. McArdle, $585,900; Ms. Anderson, $585,900; and
Mr. Vague, $1,464,750.

                        SHARES ELIGIBLE FOR FUTURE SALE

  The Company estimates that of the 34,509,281 shares of Common Stock that will be outstanding following completion of the Offerings, or 34,929,281 shares, if the Underwriters' over-allotment options are exercised in full, only approximately 13,124,075 shares, or 14,144,075 shares, if the Underwriters' over-allotment options are exercised in full, will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act (which sales will be subject to the volume limitations and certain other restrictions described below). The 20,411,081 shares of Common Stock which are held by First USA following completion of the Offerings, or approximately 19,811,081 shares, if the over-allotment options are exercised in full, are deemed "restricted securities" within the meaning of Rule 144 under the Securities Act and, as a result, may not be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration thereunder, including the exemptions contained in Rule 144. See "Principal Stockholders and Selling Stockholder".

  The Company, First USA and the directors and executive officers of the Company have agreed, following completion of the Offerings, not to issue, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 120 days after the date of this Prospectus, except that the Company may, without such consent, grant options,or issue shares of Common Stock pursuant to its employee benefit plans and may in certain circumstances issue shares of Common Stock in connection with acquisitions.

  Upon the expiration of the applicable lock-up period described above, 1,327,260 shares of Common Stock which are issuable upon the exercise of employee stock options outstanding at the completion of the Offerings will be freely tradable upon issuance without restriction or further registration under the Securities Act, except for any of those shares of Common Stock owned at any time by an "affiliate" of the Company. In addition, First USA has certain rights to require the Company to use its best efforts to register under the Securities Act of 1933, as amended, and the securities or blue sky laws of any jurisdiction designated by First USA all or a portion of its shares of Common Stock. See "Relationship With First USA--Registration Rights Agreement".

  In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including any "affiliate" of the Company, who has beneficially owned "restricted securities" for at least two years, and affiliates who own unrestricted securities, are entitled to sell, within any three-month period, that number of shares that does not exceed the greater of
(i) 1% of the shares of Common Stock then outstanding or

(ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) that is not deemed an affiliate of the Company and that has beneficially owned restricted securities for at least three years may sell such securities under Rule 144 without regard to the volume limitations described above. Affiliates will continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of preferred stock. As of November 15, 1996, the Company had outstanding 31,709,281 shares of Common Stock and 241 holders of record of Common Stock. There are no shares of preferred stock outstanding.

COMMON STOCK

  Each outstanding share of Common Stock is entitled to one vote on any matter on which stockholders are entitled to vote. The holders of shares of Common Stock are entitled to share ratably in such dividends or distributions, if any, as may be declared by the Board of Directors at its discretion from funds legally available therefor. Upon dissolution, liquidation or winding-up of the Company, holders of Common Stock are entitled to share ratably in the net assets available for distribution to stockholders after the payment of debts and other liabilities subject to the prior rights of any issued preferred shares. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. See "Dividend Policy".

  The Company has no current plans to pay cash dividends on the Common Stock. See "Dividend Policy".

  The Transfer Agent and Registrar of the Common Stock is The Bank of New
York.

PREFERRED STOCK

  The Company's Certificate of Incorporation authorizes the Board of Directors (without stockholder approval) to, among other things, issue shares of preferred stock from time to time in one or more series, each series to have such powers, designations, preferences and rights, and qualifications, limitations or restrictions thereof, as may be determined by the Board of Directors. As of the date of this Prospectus, there are no outstanding shares of preferred stock.

CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

  The summary set forth below describes certain provisions of the Company's Certificate of Incorporation and By-laws.

  Pursuant to the Certificate of Incorporation, the Board of Directors is divided into three classes serving staggered three-year terms. See "Management". Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders.

  The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders, and prohibits stockholder action by written consent in lieu of a meeting. The Company's By-laws provide that special meetings of stockholders may be called only by the Board of Directors, the chairman or the secretary of the Company. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders.

  The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting, and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

  The existence of unissued and unreserved Common Stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the Company's management. Certain of the provisions of the Certificate of Incorporation and By-laws discussed above may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination transaction involving the Company that is deemed undesirable by the Board of Directors. Those provisions include (i) a classified board of directors, (ii) restrictions on the rights of stockholders to remove directors for cause, (iii) prohibitions on stockholders calling a special meeting of stockholders or from acting by unanimous written consent in lieu of a meeting and (iv) requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders.

  The foregoing summary is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

LIMITATIONS ON DIRECTORS' LIABILITY

  The Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. The provisions will not limit the liability of directors under federal securities laws.

      CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

  The following is a general summary of certain United States federal income and estate tax consequences expected to result under current law from the purchase, ownership, sale or other taxable disposition of Common Stock by any person or entity other than (a) a citizen or resident of the United States,
(b) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof, or (c) an estate or trust which is not subject to United States federal income taxation on income from sources outside the United States, except, with respect to the taxable year of any trust beginning after December 31, 1996, a non-U.S. Holder shall mean a trust other than a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust (a "non-U.S. Holder"). This summary does not address all United States federal income and estate tax considerations that may be relevant to a non-U.S. Holder in light of its particular circumstances or to certain non-U.S. Holders that may be subject to special treatment under United States federal income tax laws. Furthermore, this summary does not discuss any aspects of foreign, state or local taxation. This summary is based on current provisions of the Code, existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Each prospective purchaser of Common Stock is advised to consult its tax advisor with respect to the tax consequences of acquiring, holding and disposing of Common Stock.

DIVIDENDS

  Dividends paid to a non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. Holder within the United States, in which case the dividend will be taxed at ordinary federal income tax rates. If the non-U.S. Holder is a corporation, such effectively connected income may also be subject to an additional "branch profits tax." A non-U.S. Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding obligation pursuant to the above described rules.

  The U.S. Treasury Department has recently issued proposed regulations (the "Proposed Regulations"), which, if enacted in their current form, could affect the procedures to be followed by a non-U.S. Holder in establishing such holder's status as a non-U.S. Holder for purposes of the withholding rules (including the backup withholding rules discussed below). The Proposed Regulations, if adopted in their current form, generally would be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of the Proposed Regulations and the potential effect of such regulations on an investment in the Common Stock.

SALE OR DISPOSITION OF COMMON STOCK

  A non-U.S. Holder generally will not be subject to United States federal income tax in respect of any gain recognized on the sale or other taxable disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States; (ii) in the case of a non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the disposition and either (a) the individual has a "tax home" for United States federal income tax purposes in the United States or (b) the gain is attributable to an office or other fixed place of business maintained by the individual in the United States; (iii) the non-U.S. Holder is subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates or (iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for United States federal income tax purposes (which the Company does not believe it is or is likely to become) and, assuming that the Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding Common Stock.

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

  United States backup withholding tax will generally not apply to dividends paid on Common Stock to a non-U.S. Holder at an address outside the United States. The Company must report annually to the Internal Revenue Service ("IRS") and to each non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. Holder's country of residence.

  Upon the sale or other taxable disposition of Common Stock by a non-U.S. Holder to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other taxable disposition of Common Stock by a non-U.S. Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. Holder and/or certain other conditions are met, or the holder otherwise establishes an exemption.

  Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), the Company and the Selling Stockholder have agreed to sell to each of the underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Montgomery Securities and Smith Barney Inc. are acting as representatives (the "U.S. Representatives"), has severally agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER
        U.S. UNDERWRITER                                              OF SHARES
        ----------------                                              ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................
   Montgomery Securities.............................................
   Smith Barney Inc. ................................................
                                                                      ---------
          Total...................................................... 5,440,000
                                                                      =========

  The Company and the Selling Stockholder have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International, Montgomery Securities and Smith Barney Inc., acting as lead managers (the "Lead Managers"), and certain other underwriters outside the United States and Canada (the "International

Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to the International Managers, and the International Managers have severally agreed to purchase, an aggregate of 1,360,000 shares of Common Stock.

  In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company and the Selling Stockholder are not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Common Stock under the terms of the Purchase Agreement unless all of the shares of Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

  The U.S. Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of Common Stock offered hereby in the U.S. Offering to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $    per share of Common Stock, and that the U.S.
Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical for both Offerings.

  The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 336,000 and 84,000 shares of Common Stock, respectively, at the public offering price, less the underwriting discount. The Selling Stockholder has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 480,000 and 120,000 shares of Common Stock, respectively, at the public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase from the Company and the Selling Stockholder, pro rata, approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the 6,800,000 shares of Common Stock initially purchased by the Underwriters.

  The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession.

  The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

  The Company, First USA and the directors and executive officers of the Company have agreed, following completion of the Offerings, not to issue, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 120 days after the date of this Prospectus, except that the Company may, without such consent, grant options or issue shares of Common Stock pursuant to its employee benefit plans and may in certain circumstances issue shares of Common Stock in connection with acquisitions.

  The Common Stock is traded on the NYSE under the symbol "PTI".

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Common Stock will be passed upon for the Company and the Selling Stockholder by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the Underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included elsewhere herein and in the Registration Statement of which this Prospectus is a part, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of GENSAR at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements:
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets as of June 30, 1996 and 1995................  F-3
  Consolidated Statements of Income for each of the three years in the period ended June 30, 1996.............................................  F-4
  Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended June 30, 1996......................  F-5
  Consolidated Statements of Cash Flows for each of the three years in the period ended June 30, 1996.............................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
Unaudited Interim Condensed Consolidated Financial Statements:
  Condensed Consolidated Balance Sheet as of September 30, 1996........... F-16
  Condensed Consolidated Statements of Income for the three months ended
   September 30, 1996 and September 30, 1995.............................. F-17
  Condensed Consolidated Statements of Cash Flows for the three months ended September 30, 1996 and September 30, 1995........................ F-18
  Notes to Interim Condensed Consolidated Financial Statements............ F-19
GENSAR HOLDINGS INC AND SUBSIDIARIES
Audited Consolidated Financial Statements:
  Independent Auditors' Report............................................ F-21
  Consolidated Balance Sheets as of December 31, 1995 and 1994............ F-22
  Consolidated Statements of Operations for the Years Ended December 31,
   1995, 1994 and 1993.................................................... F-23
  Consolidated Statements of Shareholders' Equity (Deficiency) for the
   Years Ended December 31, 1995, 1994 and 1993........................... F-24
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1995, 1994 and 1993.................................................... F-25
  Notes to Consolidated Financial Statements ............................. F-26
UNAUDITED PRO FORMA FINANCIAL STATEMENTS:
  Pro Forma Financial Information......................................... F-33
  Pro Forma Condensed Consolidated Statements of Income for the three months ended
   September 30, 1996..................................................... F-34
  Pro Forma Condensed Consolidated Statements of Income for the Year Ended
   June 30, 1996.......................................................... F-35
  Notes to Pro Forma Statements of Income for the Three Months Ended
   September 30, 1996 and the Year Ended June 30, 1996.................... F-36

                        REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
First USA Paymentech, Inc.

  We have audited the accompanying consolidated balance sheets of First USA Paymentech, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First USA Paymentech, Inc. and subsidiaries at June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Dallas, Texas
July 16, 1996 except for Note N,
 as to which the date is August 19, 1996

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                   JUNE 30,
                                                               ----------------
                                                                 1996    1995
                                                               -------- -------
                            ASSETS
Current assets
  Cash and cash equivalents................................... $105,804 $ 4,623
  Receivables.................................................   25,952  18,182
  Credit card loans, net......................................    7,012     --
  Terminal inventories........................................    3,747   3,697
  Prepaid expenses and other current assets...................    7,618   4,196
                                                               -------- -------
    Total current assets......................................  150,133  30,698
Investments (market value of $12,315).........................   12,379     --
Property and equipment, net...................................   30,344  11,769
Purchased merchant portfolios, net............................   26,519   8,601
Goodwill, net.................................................   62,375  31,423
Other assets..................................................    8,471   1,547
                                                               -------- -------
                                                               $290,221 $84,038
                                                               ======== =======
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Merchant deposits........................................... $ 18,353 $16,854
  Accounts payable............................................   15,912   1,746
  Other accrued expenses......................................   11,455   5,669
  Accrued assessments.........................................    7,273   4,324
  Interest-bearing deposits...................................    5,335     --
  Payable to affiliates.......................................      139   4,213
                                                               -------- -------
    Total current liabilities.................................   58,467  32,806
Interest-bearing deposits.....................................      690     --
Loan payable to First USA.....................................      --    4,000
Stockholders' equity:
  Common stock, $0.01 par value, 200,000,000 shares
   authorized, 31,701,081 and 24,411,081 issued and
   outstanding at June 30, 1996 and 1995, respectively........      317     244
  Additional capital..........................................  210,433  40,878
  Retained earnings...........................................   20,314   6,110
                                                               -------- -------
                                                                231,064  47,232
                                                               -------- -------
                                                               $290,221 $84,038
                                                               ======== =======

                See Notes to Consolidated Financial Statements.

                     FIRST USA PAYMENTECH AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                  FISCAL YEAR ENDED JUNE 30,
                                               --------------------------------
                                                  1996       1995       1994
                                               ---------- ---------- ----------
Net Revenue..................................    $121,232    $86,628    $63,749
Operating Expenses
Salaries and employee benefits...............      38,753     31,051     19,028
Data processing and communications...........      26,951     20,825     17,244
Occupancy and equipment......................       6,314      4,379      2,831
Depreciation and amortization................       7,669      4,210      1,794
Other........................................      20,530     16,263     14,335
                                                 --------    -------    -------
  Total operating expenses...................     100,217     76,728     55,232
                                                 --------    -------    -------
Income From Operations.......................      21,015      9,900      8,517
Net Interest Income
Interest income..............................       4,579      1,899        630
Interest expense.............................       1,842        589        307
                                                 --------    -------    -------
                                                    2,737      1,310        323
                                                 --------    -------    -------
  Income Before Income Taxes.................      23,752     11,210      8,840
Provision For Income Taxes...................       9,500      3,290      2,489
                                                 --------    -------    -------
  Net Income.................................    $ 14,252    $ 7,920    $ 6,351
                                                 ========    =======    =======
Net income per share.........................    $   0.54    $  0.32    $  0.26
                                                 ========    =======    =======
Weighted average common and common equivalent
 shares outstanding..........................  26,429,673 24,411,081 24,411,081
                                               ========== ========== ==========

                See Notes to Consolidated Financial Statements.

                     FIRST USA PAYMENTECH AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY
                              DOLLARS IN THOUSANDS

                                FOR THE THREE FISCAL YEARS ENDED JUNE 30, 1996
                                -----------------------------------------------
                                  COMMON STOCK
                                ----------------- ADDITIONAL RETAINED
                                  SHARES   AMOUNT  CAPITAL   EARNINGS   TOTAL
                                ---------- ------ ---------- --------  --------
Balance at June 30, 1993....... 24,411,081  $244   $  7,708  $ 3,731   $ 11,683
  Net income...................                       2,327    4,024      6,351
  Cash dividends to First USA..                               (3,306)    (3,306)
                                ----------  ----   --------  -------   --------
Balance at June 30, 1994....... 24,411,081   244     10,035    4,449     14,728
  Net income...................                       3,272    4,648      7,920
  Capital contributions from
   First USA...................                      27,571              27,571
  Cash dividends to First USA..                               (2,987)    (2,987)
                                ----------  ----   --------  -------   --------
Balance at June 30, 1995....... 24,411,081   244     40,878    6,110     47,232
  Net income...................                          48   14,204     14,252
  Capital contributions from
   First USA...................                      28,143              28,143
  Issuance of common stock,
   net.........................  7,290,000    73    141,364             141,437
                                ----------  ----   --------  -------   --------
Balance at June 30, 1996....... 31,701,081  $317   $210,433  $20,314   $231,064
                                ==========  ====   ========  =======   ========


                See Notes to Consolidated Financial Statements.

                     FIRST USA PAYMENTECH AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS

                                                 FISCAL YEAR ENDED JUNE 30,
                                                ------------------------------
                                                  1996       1995       1994
                                                ---------  ---------  --------
Operating Activities
 Net income.................................... $  14,252  $   7,920  $  6,351
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Provision for depreciation and
    amortization...............................     7,669      4,210     1,794
   Changes in operating assets and liabilities:
     Receivables...............................   (14,782)     2,292    (6,526)
     Accounts payable..........................    14,166         82      (702)
     Payable to affiliates.....................    (4,074)     2,144      (364)
     Accrued assessments.......................     2,949        550     2,812
     Other accrued expenses....................     5,786        456       536
     Merchant deposits.........................     1,499      6,497     7,978
     Other operating activities................    (6,776)    (6,814)     (384)
                                                ---------  ---------  --------
   Net Cash Provided By Operating Activities...    20,689     17,337    11,495
Investing Activities
 Purchases of merchant portfolios, processing
  services and other acquisitions..............   (41,398)   (14,665)   (1,750)
 Purchases of property and equipment...........   (21,333)    (9,229)   (2,452)
 Purchase of investments.......................   (12,949)       --        --
 Proceeds from maturities of investments.......       570        --        --
 Other investing activities....................    (4,000)       --        --
                                                ---------  ---------  --------
   Net Cash Used For Investing Activities......   (79,110)   (23,894)   (4,202)
Financing Activities
 Proceeds from initial public offering.........   141,437        --        --
 Borrowings from First USA.....................    59,473      4,000       --
 Payment on note payable to First USA..........   (63,473)       --        --
 Capital contribution from First USA...........    16,140      5,000       --
 Issuance of interest-bearing deposits.........     6,025        --        --
 Dividends paid to First USA...................       --      (2,987)   (3,306)
                                                ---------  ---------  --------
   Net Cash Provided By (Used For) Financing
    Activities.................................   159,602      6,013    (3,306)
                                                ---------  ---------  --------
   Increase (Decrease) In Cash And Cash
    Equivalents................................   101,181       (544)    3,987
Cash and cash equivalents at beginning of
 year..........................................     4,623      5,167     1,180
                                                ---------  ---------  --------
 Cash And Cash Equivalents At End Of Year......  $105,804  $   4,623  $  5,167
                                                =========  =========  ========
Supplemental Cash Flow Information
Noncash financing activity:
 Capital contribution from First USA........... $  12,002  $  22,571  $    --
                                                =========  =========  ========

                See Notes to Consolidated Financial Statements.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Business

  The consolidated financial statements include the accounts of First USA Paymentech, Inc. and its wholly owned subsidiaries (the "Company"). The Company is a 77%-owned indirect subsidiary of First USA, Inc. ("First USA"). All significant intercompany balances and transactions have been eliminated. The company indirectly conducts its business through the two primary operating subsidiaries, First USA Merchant Services, Inc. ("Merchant Services") and First USA Financial Services, Inc. ("Financial Services"). Merchant Services began payment processing in 1985 and Financial Services, a Utah industrial loan corporation, began issuing commercial cards in September 1995. Merchant Services is among the largest processors of merchant credit card transactions in the United States. In addition, Financial Services during the past fiscal year has begun to market and issue to businesses and other entities credit cards that facilitate business-to-business payment solutions.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments, with maturities of three months or less when purchased, to be cash equivalents.

 Receivables

  Receivables primarily represent fee income earned under processing agreements with merchants, agent banks and sales agents.

 Credit Card Loans

  Credit card loans represent Business, Corporate and Purchasing Visa cards. Business cards are a revolving line of credit designed for small to medium-size companies to make routine business purchases, including travel and entertainment, equipment and supplies. Corporate cards are non-revolving charge cards designed for use by medium to large companies primarily for travel and entertainment expenditures. Purchasing cards are also non-revolving cards designed for use by medium to large companies for purchases of equipment, supplies and services.

 Terminal Inventories

  The Company maintains an inventory of point-of-sale terminals and printers that are sold or leased to merchants. These terminals are valued at the lower of cost or market on a specific identification basis. When leased under operating leases, the terminals are reclassified to property and equipment and depreciated over their estimated useful life.

 Terminal Leases

  Leases that are generally noncancelable by the merchant are accounted for as operating leases. Income from the lease of point-of-sale terminals under operating leases is recorded in accordance with the terms of the lease agreements.

 Investments

  Investments are carried at cost, adjusted for amortization of premium and accretion of discounts. The Company has both the ability and intent to hold these investments to maturity.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

 Property and Equipment

  Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over periods ranging from two to seven years for furniture and equipment, and three years for point-of-sale terminals held for lease. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

 Purchased Merchant Portfolios and Goodwill

  Purchased merchant portfolios are amortized over the estimated period to be benefited, primarily 25 years, on a straight-line basis. Purchased merchant portfolios are evaluated by management for impairment at each balance sheet date through review of actual cash flows generated by each merchant portfolio in relation to the expected cash flows and the recorded amortization expense. If, upon review, actual cash flows indicate an impairment of the value of the purchased merchant portfolio, amortization will be accelerated.

  Goodwill represents the excess of purchase price over identifiable assets acquired, less liabilities assumed from business combinations, and is amortized over the estimated period to be benefited, generally 40 years, on a straight-line basis. Goodwill is reviewed for impairment whenever events indicate that the carrying amount may not be recoverable. If estimates of future operating results would be insufficient to recover future charges to goodwill amortization, then the recorded value of goodwill balances would be reduced by the estimated deficiencies in operating results.

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement No. 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

 Chargebacks and Merchant Fraud

  Disputes between a cardholder and a merchant periodically arise due to cardholder dissatisfaction with merchandise quality or a merchant's service and the disputes may not be resolved in the merchant's favor. In some of these cases, the transaction is "charged back" to the merchant and the purchase price is refunded to the cardholder by Visa and MasterCard. If the merchant is unable to fund the refund, the Company is liable for the full amount of the transaction. The Company maintains merchant deposits from certain customers as an offset to potential contingent liabilities that are the responsibility of such customers. The Company evaluates its risk and estimates its potential loss for chargebacks based on historical experience. The Company pays the customer interest of generally 2.0% on the merchant deposits.

 Net Revenue

  Net revenue is primarily fees from merchants related to the processing of transactions (including merchant discount fees) partially offset by interchange fees payable to credit card issuing institutions and fees payable to credit card associations and are recorded as services are performed. Net revenue also includes fees earned from software maintenance and customer service and fees for the deployment and repair of credit card terminals. In addition, net revenue includes amounts from First USA Bank for soliciting agent bank card relationships on First USA Bank's behalf.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

 Retirement Benefits

  Eligible employees were transferred from the First USA noncontributory defined benefit retirement plan in March 1996 to the Company's noncontributory defined benefit retirement plan (the "Retirement Plan"). Effective July 1, 1996, eligible employees were transferred from the First USA Retirement Savings Plan (the "First USA Savings Plan") to the Company's Retirement Savings Plan (the "Savings Plan").

 Stock-Based Compensation

  The Company accounts for stock option and stock purchase plans in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense is recognized for stock options issued to employees since the options have an exercise price equal to the market value of the common stock on the day of the grant. In addition, the Company does not recognize compensation expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB 25. In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. Under SFAS No. 123, the Company may elect to recognize stock-based compensation expense based on the fair value of the awards or continue to account for stock-based compensation under APB 25 and disclose in the financial statements the effects of SFAS No. 123 as if the recognition provisions were adopted. Company has evaluated its alternatives available under the provisions of SFAS No. 123 and has determined it will not adopt the recognition provisions of the statement. Therefore, the adoption of SFAS No. 123 will have no impact on the Company's consolidated financial statements.

 Federal Income Taxes

  Provision for income taxes includes a state and federal income tax component. The income tax provision is provided for using the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B--OFFERING

  On March 27, 1996, the Company completed an initial public underwritten offering of 5.9 million shares of its common stock, $0.01 par value, at $21.00 per share and sold 635,000 shares in a direct placement at $19.53 per share, the offering price less the underwriters' discount, and 790,000 shares pursuant to a stock loan program funded by First USA (the "Offering"). The net proceeds from the Offering were $141.4 million, of which the Company used $40.6 million of the net proceeds for repayment of a loan payable to First USA.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

NOTE C--BUSINESS COMBINATIONS AND ASSET PURCHASES

  The Company has completed the following business combinations and merchant portfolio purchases (in millions):

                                                CONSIDERATION         FIRST USA
       BUSINESS COMBINATIONS AND         --------------------------- COMMON STOCK
      MERCHANT PORTFOLIO PURCHASES            DATE      TOTAL  CASH  DOLLAR VALUE
      ----------------------------       -------------- ------ ----- ------------
Fiscal Year 1996:
  Mokarow & Associates, Inc. ........... December 1995  $ 14.3 $ 2.3    $12.0
  Litle & Company, Inc. ................ September 1995   85.0   --      85.0
  DMGT Corporation...................... August 1995      34.0  34.0      --
  Merchant Portfolios................... Various           4.7   4.7      --
                                                        ------ -----    -----
                                                        $138.0 $41.0    $97.0
                                                        ====== =====    =====
Fiscal Year 1995:
  NationalCard Processing Systems,
   Inc. ................................ July 1994      $  9.1 $ 9.1    $ --
  Electronic Processing Source, Inc. ... July 1994        22.7   --      22.7
  Processing Services................... Various           5.3   5.3      --
  Merchant Portfolios................... Various           0.3   0.3      --
                                                        ------ -----    -----
                                                        $ 37.4 $14.7    $22.7
                                                        ====== =====    =====
Fiscal Year 1994:
  MAGroup, Inc. ........................ October 1993   $ 10.5 $ --     $10.5
  Merchant Portfolios................... Various           1.8   1.8      --
                                                        ------ -----    -----
                                                        $ 12.3 $ 1.8    $10.5
                                                        ====== =====    =====

  The Litle and MAGroup transactions have been accounted for as poolings of interests, and accordingly, the Company's consolidated financial statements include their operations for all prior fiscal years presented. The DMGT transaction was accounted for as a purchase, and accordingly, its operations have been included in the Company's results of operations from August 31, 1995. All other business combinations and asset purchases have been accounted for as purchases, and accordingly, their results have been included in the Company's results of operations from the effective dates of such acquisitions.

  Net income for the first quarter of fiscal year 1996 and for the fiscal years ended June 30, 1995 and 1994 reflects the effect of Litle as a Subchapter S corporation and, accordingly, Litle included no federal income taxes in its financial statements since its income was taxed at the shareholder level. Separate results of the Company and Litle for the three fiscal years ended June 30, 1996 are as follows (in thousands):

                                                   FISCAL YEAR ENDED JUNE 30,
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------- --------  --------
   Net Revenue:
     Company......................................  $117,080  $63,221   $45,238
     Litle........................................     4,152   24,209    19,100
     Elimination of intercompany revenue..........       --      (802)     (589)
                                                   --------- --------  --------
                                                    $121,232  $86,628   $63,749
                                                   ========= ========  ========
   Net Income:
     Company...................................... $  14,204 $  4,649  $  4,024
     Litle........................................        48    3,271     2,327
                                                   --------- --------  --------
                                                   $  14,252 $  7,920  $  6,351
                                                   ========= ========  ========

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

  In connection with the Litle acquisition, approximately $1.6 million of acquisition costs ($1.0 million net of income taxes, or $0.04 per share) were incurred and recorded as operating expense in the Company's first six months of fiscal 1996.

  First USA issued shares of its common stock in exchange for the merchant contracts and certain other assets of EPS. First USA contributed the purchased merchant portfolio of EPS to the Company as a capital contribution. The Company and First USA also purchased the capital stock of Mokarow, a sales agent, for approximately $14.3 million. First USA contributed its investment in Mokarow to the Company as a capital contribution.

  Amortization expense related to purchased merchant portfolios and goodwill was $2.5 million, $1.2 million and $110,000 during fiscal 1996, 1995 and 1994, respectively.

NOTE D--NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

  Net income per share is calculated as follows (dollars in thousands, except per share data):

                                               FISCAL YEAR ENDED JUNE 30,
                                           -----------------------------------
                                              1996        1995        1994
                                           ----------- ----------- -----------
   Net income.............................     $14,252      $7,920      $6,351
                                           =========== =========== ===========
   Weighted average common shares
    outstanding...........................  26,315,065  24,411,081  24,411,081
   Common stock equivalents--stock
    options...............................     114,608         --          --
                                           ----------- ----------- -----------
   Weighted average common and common
    equivalent shares outstanding.........  26,429,673  24,411,081  24,411,081
                                           =========== =========== ===========
   Net income per share...................       $0.54       $0.32       $0.26
                                           =========== =========== ===========

NOTE E--PROPERTY AND EQUIPMENT

  A summary of property and equipment by major class is as follows (in thousands):

                                                                  JUNE 30,
                                                              -----------------
                                                                1996     1995
                                                              --------  -------
   Furniture and equipment................................... $ 27,599  $16,341
   Leasehold improvements....................................    9,508    2,172
   Credit card terminals held for lease......................    4,622    2,139
                                                              --------  -------
                                                                41,729   20,652
   Less: accumulated depreciation............................  (11,385)  (8,883)
                                                              --------  -------
                                                              $ 30,344  $11,769
                                                              ========  =======

  Depreciation expense was $5.2 million, $3.0 million and $1.7 million in fiscal 1996, 1995 and 1994, respectively.

NOTE F--REVOLVING CREDIT FACILITY

  On February 21, 1996, the Company entered into a $100 million revolving credit facility payable to a bank syndicate ("Revolving Credit Facility"). The Revolving Credit Facility bears interest based on the London Interbank Offering Rate ("LIBOR") plus 0.35% to 0.90% and commitment fees ranging from 0.15% to 0.30% on the unused portion based on the Company's debt to capitalization ratio, payable quarterly. The Revolving Credit Facility expires in February 1999, with the option of two one-year extensions. First USA Financial, Inc.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES is guarantor to the Revolving Credit Facility. The Company's ability to pay dividends is conditioned upon the observance of certain financial covenants in the agreement. The financial covenants require the Company to maintain specified (i) debt to capitalization ratios, (ii) debt to cash flow ratios,
(iii) minimum interest coverage ratios, and (iv) minimum levels of consolidated stockholders' equity, and additionally the debt due to First USA may not exceed $75 million. At June 30, 1996, the Company had no borrowings under the Revolving Credit Facility and none of the covenants had the effect of restricting the Company's ability to pay dividends.

  The Company paid interest of $1.7 million in fiscal 1996, primarily related to the Company's loan payable to First USA and merchant deposits. In fiscal 1995 and 1994, the Company paid $586,000 and $313,000, respectively, primarily related to merchant deposits.

NOTE G--PREFERRED STOCK

  The Board of Directors of the Company has the authority to determine the principal rights, preferences and privileges of 10.0 million shares of authorized preferred stock. Provisions could be included in the shares of preferred stock, such as extraordinary voting, dividend, redemption or conversion rights, which could discourage an unsolicited tender offer or takeover proposal. However, the Company has no current plans to include such provisions.

NOTE H--INCOME TAXES

  The components of the provision for income taxes are as follows (in thousands):

                                                 FISCAL YEAR ENDED JUNE 30,
                                                 -----------------------------
                                                   1996      1995       1994
                                                 --------  ---------  --------
   Federal income taxes--current...............    $7,610  $   2,504    $2,052
   State income taxes, net of federal tax bene-
    fit--current...............................     1,890        786       437
                                                 --------  ---------  --------
                                                   $9,500  $   3,290    $2,489
                                                 ========  =========  ========

  The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to the following (in thousands):

                                                 FISCAL YEAR ENDED JUNE 30,
                                                 -----------------------------
                                                   1996      1995       1994
                                                 --------  ---------  --------
   Statutory rate applied to income before in-
    come taxes.................................    $8,313  $   3,924    $3,094
   State income taxes, net of federal tax bene-
    fit........................................     1,229        511       284
   Subchapter S status of Litle and other......       (42)    (1,145)     (889)
                                                 --------  ---------  --------
                                                   $9,500  $   3,290    $2,489
                                                 ========  =========  ========

  Prior to the Offering, the Company was included in the consolidated federal income tax return filed by First USA in accordance with the tax sharing agreement and income tax expense was provided based on earnings reported as if the Company filed a separate income tax return.

  Pursuant to the tax-sharing agreement, the Company is required to reimburse First USA for its current tax liabilities. In accordance with this arrangement, the Company paid federal income tax payments of $2.8 million, $3.2 million and $2.0 million during fiscal 1996, 1995 and 1994, respectively.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

NOTE I--STOCK OPTIONS, STOCK PURCHASE AND RESTRICTED STOCK PLANS

  The Company has adopted the First USA Paymentech, Inc. 1996 Stock Option Plan (the "1996 Option Plan"). The 1996 Option Plan took effect upon consummation of the Offering and provides for grants of nonqualified stock options to certain key employees of the Company and First USA and its subsidiaries. A maximum of 4,000,000 shares of common stock has been reserved under the 1996 Option Plan. All stock options have an exercise price equal to the market value of the Company's common stock on the date the option is granted and may not be exercised more than 10 years from the date of grant.

  In connection with the Offering, the Company granted special stock options under the 1996 Option Plan relating to an aggregate of 745,000 shares of common stock with an exercise price of $19.53, which is the initial offering price per share (net of the per share underwriter's discount), and 45,000 shares of common stock with an exercise price of $30.63, which is the closing price of the common stock on the New York Stock Exchange on March 28, 1996. All of the special stock options granted were exercised prior to June 30, 1996.

  Members of the Board of Directors of the Company who are not employees of the Company or First USA and its subsidiaries on the date they become a director receive an option to purchase 5,000 shares of common stock at an option price equal to the fair market value of the common stock on the date of grant. The option is granted on the date the director joins the Board. Such directors will also receive annual grants of options to purchase 2,500 shares of common stock at an option price equal to the fair market value of the stock on the date of grant. Options terminate if not exercised within 90 days after the director ceases to be a member of the Board of Directors.

  Under the 1996 Option Plan, 2,401,500 common shares were available for future grants as of June 30, 1996.

                                         NUMBER OF OPTION PRICE NUMBER OF SHARES
                                          SHARES    PER SHARE     EXERCISABLE
                                         --------- ------------ ----------------
   Granted.............................. 1,600,500 $19.53-30.63
   Exercised............................   790,000  19.53-30.63
   Forfeitures..........................     2,000    19.53
                                         --------- ------------
     Outstanding June 30, 1996..........   808,500 $19.53-30.63     162,100
                                         ========= ============

  Employees of the Company may participate in the First USA, Inc. Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides a means for employees to purchase shares of First USA common stock at 85% of the fair market value thereof.

  Key officers and employees of the Company participate in the First USA, Inc. 1994 Restricted Stock Plan (the "First USA Restricted Stock Plan"). The First USA Restricted Stock Plan authorizes the granting of awards in the form of restricted shares of First USA common stock to key officers and employees of the Company and First USA subject to risks of forfeiture that may be eliminated over time based on performance criteria. Salaries and employee benefits for fiscal 1996 and 1995 includes $450,000 and $177,000 related to the First USA Restricted Stock Plan.

  In March 1996, the Company adopted the First USA Paymentech, Inc. 1996 Restricted Stock Plan (the "Restricted Stock Plan"). The Restricted Stock Plan authorizes the granting of awards in the form of restricted shares of the Company's common stock to key officers and employees of the Company and First USA subject to risks of forfeiture that may be eliminated over time based on performance criteria. A maximum of 500,000 shares of common stock has been reserved for issuance under the Restricted Stock Plan, subject to adjustment, of which none had been issued at June 30, 1996.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

NOTE J--RETIREMENT BENEFITS

  In March 1996, the Company adopted a noncontributory defined benefit retirement plan (the "Retirement Plan") that provides retirement benefits for eligible employees. The Company's funding policy is to annually contribute the minimum amount required under the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions are intended to provide not only for benefits attributed to compensation to date, but also for compensation increases to be earned in the future. Each participant's cash balance account is credited with an amount equal to 4% of the participant's compensation plus interest. Each participant becomes fully vested in benefits under the plan after five years of employment. Prior to that time, no portion of a participant's benefits is vested.

  Prior to the adoption of the retirement plan, eligible employees participated in the First USA noncontributory defined benefit retirement plan. The plan assets, which were transferred from the First USA plan effective March 22, 1996, consist mainly of investments in mutual funds.

  The statements of income include $322,000, $156,000 and $93,000 for contributions to the Retirement Plan for fiscal 1996, 1995 and 1994, respectively.

  During fiscal 1996, the Company's employees participated in the First USA Savings Plan, which provides savings and investment opportunities. The First USA Savings Plan stipulates that eligible employees with at least one year of service may elect to contribute to the First USA Savings Plan. Pre-tax contributions up to 3% of an eligible employee's defined compensation are matched 50% by the Company. The consolidated statements of income include $211,000, $288,000 and $177,000 for the contributions to the First USA Savings Plan for fiscal 1996, 1995 and 1994, respectively.

  Effective July 1, 1996, the Company adopted the Retirement Savings Plan (the "Savings Plan"), which provides savings and investment opportunities to employees of the Company. Upon adoption of this plan, the employees of the Company are no longer eligible to participate in the First USA Savings Plan and all employee and employer contributions to the plan as well as the earnings on these contributions were transferred from the First USA Savings Plan to the Company's Savings Plan.

NOTE K--COMMITMENTS AND CONTINGENCIES

  The Company leases its office space and certain equipment under operating leases with remaining terms ranging up to 10 years. The Company subleases its principal office space from First USA. The office space leases contain renewal options and generally requires the Company to pay certain operating expenses. Future minimum lease commitments under noncancelable leases as of June 30, 1996, are as follows (in thousands):

     1997............................................................... $ 4,954
     1998...............................................................   4,365
     1999...............................................................   3,488
     2000...............................................................   3,078
     2001...............................................................   2,963
     Thereafter.........................................................  12,812
                                                                         -------
                                                                         $31,660
                                                                         =======

  The consolidated statements of income include rental expense for operating leases of $3.8 million, $2.0 million and $1.4 million for fiscal 1996, 1995 and 1994, respectively.

  In the course of business, the Company is a defendant in various lawsuits. Management believes that the resolution of these lawsuits will not have a material impact on the Company.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

NOTE L--FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial instruments at June 30, 1996 and 1995 consist primarily of cash and cash equivalents, investments and merchant deposits. At June 30, 1995, the Company's financial instruments also included a loan payable to First USA. Due to the short maturities of the cash and cash equivalents, carrying amount approximates the respective fair value. The investments are fixed rate debt securities with a market value of $12.3 million classified as held to maturity. The merchant deposits are interest bearing and are on terms that are standard for the industry. The loan payable to First USA is a variable rate instrument at terms the Company believes would be available if similar financing were obtained from a non-affiliated third party. As such, the carrying amounts of both categories of liabilities approximate their respective fair values.

NOTE M--RELATED PARTIES

  The Company solicits agent bank card issuing relationships for First USA Bank. Net revenue includes $1.9 million, $1.9 million and $2.1 million in fees paid by First USA Bank for fiscal 1996, 1995 and 1994, respectively.

  First USA provides office space to the Company, allows the Company to participate in insurance coverage and benefit plans and provides certain other administrative services to the Company. The consolidated statements of income include the allocation of these expenses incurred by First USA or one of its subsidiaries to the Company based on specific identification, headcount or square footage of leased properties. The Company believes this allocation is reasonable and approximates costs that would have been incurred if the Company was unaffiliated with First USA.

  At June 30, 1996, the Company had $86.7 million invested in First USA Bank certificates of deposit. These certificates of deposit earn interest at a market rate and have initial maturities of less than 90 days.

NOTE N--SUBSEQUENT EVENTS

  On August 19, 1996, the Company purchased for approximately $170 million all of the outstanding stock of GENSAR Holdings Inc which owns 100% of GENSAR Technologies Inc. and GENSAR Merchant Processing Inc. GENSAR is one of the nation's largest providers of electronic draft capture and authorization services, processing approximately 300 million transactions annually and servicing 120,000 merchant locations across the U.S. The acquisition also includes a merchant processing portfolio with approximately $1 billion in annual sales volume. The acquisition will be accounted for as a purchase, and accordingly, its results will be included in the Company's results of operations from the effective date of the acquisition.

  The Company funded the acquisition of GENSAR and the subsequent payoff of GENSAR's debt with proceeds from the Offering ($75 million), a loan from First USA ($25 million), and non-interest-bearing notes payable to the previous shareholders of GENSAR ($100 million) due October 18, 1996. The Company plans to refinance the notes payable through its Revolving Credit Facility. The Company plans to pursue an increase of its line of credit under the Revolving Credit Facility in fiscal 1997.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   SEPTEMBER 30,
                                                                       1996
                                                                   -------------
                                                                    (UNAUDITED)
                              ASSETS
Current assets:
  Cash and cash equivalents.......................................   $ 72,829
  Receivables.....................................................     41,036
  Credit card loans, net..........................................     10,147
  Terminal inventories............................................      5,341
  Prepaid expenses and other current assets.......................      7,063
                                                                     --------
    Total current assets..........................................    136,416
Investments, at cost (market value of $12,107)....................     12,110
Property and equipment, net.......................................     33,579
Purchased merchant portfolios, net................................     90,644
Goodwill, net.....................................................    208,099
Other assets......................................................      7,699
                                                                     --------
                                                                     $488,547
                                                                     ========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts and notes payable......................................   $171,743
  Other accrued expenses..........................................     29,166
  Merchant deposits...............................................     18,268
  Interest-bearing deposits.......................................      8,979
  Accrued assessments.............................................      6,322
                                                                     --------
    Total current liabilities.....................................    234,478
Loan payable to First USA.........................................     25,000
Interest-bearing deposits, bank notes and other...................      1,237
Stockholders' equity:
  Common stock....................................................        317
  Additional capital..............................................    210,485
  Retained earnings...............................................     17,030
                                                                     --------
                                                                      227,832
                                                                     --------
                                                                     $488,547
                                                                     ========

       See Notes to Interim Condensed Consolidated Financial Statements.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                                              ENDED SEPTEMBER
                                                                    30,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
Net Revenue.................................................. $39,634  $23,825
Operating Expenses:
  Salaries and employee benefits.............................  11,690    8,290
  Data processing and communications.........................   8,803    5,916
  Occupancy and equipment....................................   2,062    1,404
  Depreciation and amortization..............................   3,624    1,512
  Other......................................................   5,218    5,724
  Merger, integration and impairment.........................  15,544      --
                                                              -------  -------
    Total operating expenses.................................  46,941   22,846
                                                              -------  -------
      Income (loss) from operations..........................  (7,307)     979
Net interest income..........................................   1,249      278
                                                              -------  -------
      Income (loss) before income taxes......................  (6,058)   1,257
Income tax provision (benefit)...............................  (2,774)     568
                                                              -------  -------
      Net income (loss)...................................... $(3,284) $   689
                                                              =======  =======
Net income (loss) per share.................................. $ (0.10) $  0.03
                                                              =======  =======
Weighted average common and common equivalent shares
 outstanding.................................................  32,124   24,411
                                                              =======  =======


       See Notes to Interim Condensed Consolidated Financial Statements.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                           -------------------
                                                             1996       1995
                                                           ---------  --------
Operating Activities
  Net income (loss)....................................... $ (3,284)  $    689
  Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Non-cash portion of merger, integration and impairment
     charge...............................................     7,497       --
    Provision for depreciation and amortization...........     3,624     1,512
    Changes in operating assets and liabilities:
      Receivables.........................................    (8,138)     (644)
      Accounts payable and accrued expenses...............    58,721     1,049
      Accrued assessments.................................      (951)      --
      Merchant deposits...................................      (795)    3,597
      Other operating activities..........................      (800)     (850)
                                                           ---------  --------
        Net cash provided by operating activities.........    55,874     5,353
Investing Activities
  Purchases of merchant portfolios, processing services
   and other acquisitions.................................  (188,118)  (36,274)
  Purchases of property and equipment.....................    (6,131)   (1,081)
  Purchase of investments.................................       269       --
                                                           ---------  --------
        Net cash used for investing activities............  (193,980)  (37,355)
Financing Activities
  Notes payable...........................................    76,556       --
  Note payable to First USA Financial, Inc. ..............    25,000    29,975
  Capital contribution from First USA Financial, Inc. ....       --     16,140
  Issuance of interest-bearing deposits...................     3,548       --
  Issuance of common stock, net...........................        52       --
  Other financing activities..............................       (25)      --
                                                           ---------  --------
        Net cash provided by financing activities.........   105,131    46,115
                                                           ---------  --------
        Increase (decrease) in cash and cash equivalents..   (32,975)   14,113
Cash and cash equivalents at beginning of period..........   105,804     4,623
                                                           ---------  --------
        Cash and cash equivalents at end of period........ $  72,829  $ 18,736
                                                           =========  ========

       See Notes to Interim Condensed Consolidated Financial Statements.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

         NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A--BASIS OF PRESENTATION

  First USA Paymentech, Inc. (the "Company"), a 77%-owned indirect subsidiary of First USA, Inc. ("First USA") is a Delaware corporation, which engages in the credit card industry primarily as a payment processor of credit and debit card transactions. In addition, the Company markets and issues commercial cards to businesses and other entities. Through its recently acquired subsidiary GENSAR Holdings Inc, the Company also provides third party credit and debit authorization services. During the three months ended September 30, 1996, the Company processed approximately $9.0 billion in sales volume in approximately 264 million total transactions, which included GENSAR volume following the acquisition.

  The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included elsewhere in this Prospectus.

NOTE B--BUSINESS COMBINATIONS AND MERCHANT PORTFOLIO PURCHASES

  On August 19, 1996 the Company purchased for approximately $170 million all of the outstanding stock of GENSAR Holdings Inc which owns 100% of GENSAR Technologies Inc and GENSAR Merchant Processing, Inc. The acquisition was accounted for as a purchase, and accordingly, GENSAR's results have been included in the Company's results of operations since acquisition.

  After all market value adjustments, the purchase resulted in identifiable intangible assets of approximately $35 million, which have lives of 8-10 years and goodwill of approximately $165 million.

  The following consolidated pro forma results give effect to the purchase of GENSAR as if it had occurred on July 1, 1995:

                                                               THREE MONTHS
                                                              ENDED SEPTEMBER
                                                                    30,
                                                              ----------------
                                                               1996     1995
                                                              -------  -------
     Net revenue............................................. $42,046  $29,641
     Loss from operations....................................  (7,804)      (3)
     Loss before income taxes................................  (7,203)  (1,611)
     Net loss................................................  (3,990)    (856)
     Net loss per share......................................   (0.12)   (0.04)

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

  The pro forma results include the effect of all material adjustments related to the purchase transaction and have been prepared using calculations based on assumptions and adjustments deemed reasonable by the Company.

  The pro forma results do not purport to be indicative of the results of operations that would have actually been obtained if the purchase had been consummated as of the beginning of the period presented. In addition, the pro forma results do not purport to be indicative of the results of operations which may be achieved in the future.

  During the first quarter of fiscal 1996, the Company recorded a merger, integration and impairment charge related to the acquisition of GENSAR of $15.5 million, which reduced net income by $9.7 million. The charge includes costs related to the conversion from third party authorization networks to GENSAR's authorization network, the closure of certain offices and employee severance. The conversion costs consist primarily of the incremental labor costs to convert existing merchant customers to the GENSAR authorization network. The charge related to office closings includes lease termination costs as well as the write-off of certain intangible assets related to systems that will no longer be used. The employee related costs are primarily severance for individuals displaced as a result of the office closings.

NOTE C--INCOME TAXES

  The Company's consolidated provision for income taxes includes state and federal income tax components. The Company's effective tax rate was 45.8% and 45.2% for three months ended September 30, 1996 and 1995, respectively.

NOTE D--SUBSEQUENT EVENTS

  On November 8, 1996 the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission in connection with 6.8 million shares of the Company's Common Stock to be sold in a public offering. Of such shares, 2.8 million shares will be issued and sold by the Company and 4 million shares will be sold by First USA.

  In November 1996, the Company and PHH Vehicle Management Services, Inc., a subsidiary of PHH Corporation, announced their intention to form a joint venture that will provide a single commercial card payment mechanism that will service fleet, purchasing, travel and entertainment needs. The Company expects that the joint venture will begin to offer the new fleet product in early calendar 1997.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of GENSAR Holdings Inc. Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheets of GENSAR Holdings Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

June 13, 1996

-----------
Deloitte Touche
Tohmatsu
International
-----------

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1994

                                                         1995         1994
                       ASSETS                         -----------  -----------
Current Assets:
  Cash and cash equivalents ($1,990,181 restricted
   for 1995)......................................... $ 3,324,151  $   770,141
  Merchant accounts receivable, net of allowance for
   doubtful accounts of $266,666 for 1995............   6,659,245          --
  Trade accounts receivable, net of allowance for
   doubtful accounts of $107,675 and $112,695 for
   1995 and 1994, respectively.......................   1,818,012    1,565,290
  Inventory..........................................     161,627       89,436
  Prepaid expenses and other current assets..........     181,274       98,625
  Deferred tax asset.................................         --        83,746
                                                      -----------  -----------
    Total current assets.............................  12,144,309    2,607,238
Marketable equity securities.........................      10,744       10,744
Furniture and equipment, net.........................   1,551,842    1,429,513
Merchant contracts and noncompete agreements, net of
 accumulated amortization of $135,260................   2,869,539          --
Excess of purchase price over net assets acquired,
 net of accumulated amortization of $2,663,328 and
 $1,699,184 for 1995 and 1994, respectively..........  19,426,338   14,040,839
Other assets, Net....................................     305,799      404,467
                                                      -----------  -----------
    Total............................................ $36,308,571  $18,492,801
                                                      ===========  ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
  Accounts payable and accrued expenses.............. $ 3,138,511  $ 2,395,025
  Merchant reserves..................................   7,969,643          --
  Deferred compensation payable to related party.....     323,971      217,500
  Demand notes.......................................  19,350,000   14,350,000
  Capital lease obligations, current portion.........     273,352      131,534
  Due to Principal Shareholder.......................     258,333          --
  Long-term debt, current portion....................   2,432,292          --
                                                      -----------  -----------
    Total current liabilities........................  33,746,102   17,094,059
                                                      -----------  -----------
Long-term debt.......................................   2,373,820          --
Deferred rent........................................       3,275       16,743
Deferred tax liability...............................         --        83,746
Capital lease obligations............................     554,429      751,061
                                                      -----------  -----------
    Total liabilities................................  36,677,626   17,945,609
                                                      -----------  -----------
Commitments:
Shareholders' equity (deficiency):
  Redeemable preferred stock, $.01 par value--autho-
   rized, 40,000 shares;
   issued and outstanding, 4,500 shares (liquidation
   preference of $4,500,000).........................   1,289,017      848,160
  Common stock $.01 par value--authorized, 800,000
   shares; issued and outstanding 524,283 and 479,219
   shares in 1995 and 1994, respectively.............       5,243        4,792
  Additional paid-in capital.........................   8,448,570    8,439,238
  Notes receivable from shareholders.................    (940,653)    (612,222)
  Accumulated deficit................................  (9,171,232)  (8,132,776)
                                                      -----------  -----------
    Total shareholders' equity (deficiency)..........    (369,055)     547,192
                                                      -----------  -----------
    Total............................................ $36,308,571  $18,492,801
                                                      ===========  ===========

                See notes to consolidated financial statements.

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                             1995        1994         1993
                                          ----------- -----------  -----------
Revenues:
  Transaction fees....................... $13,901,098 $12,587,613  $10,948,001
  Processing fees........................   8,900,034         --           --
  Customer service.......................     902,098     815,512      638,058
  Terminal programming and equipment
   sales.................................     662,842     247,511      332,575
  Other operating revenue................     579,087     822,750      456,632
  Interest income........................     196,787      76,588       79,603
                                          ----------- -----------  -----------
    Total revenues.......................  25,141,946  14,549,974   12,454,869
                                          ----------- -----------  -----------
Expenses:
  Salaries, benefits and payroll taxes...   6,427,015   4,991,304    4,799,708
  Processing expenses....................   5,610,553         --           --
  Transaction expenses...................   5,377,412   4,856,446    4,982,932
  General and administrative.............   2,821,587   1,707,465    1,490,434
  Depreciation and amortization--furni-
   ture and equipment, computer software
   licenses and organization costs.......     856,582     640,196      855,016
  Office rent............................     496,107     408,982      436,457
  Commissions and residuals..............     405,917         --           --
  Cost of sales..........................     281,709         --           --
  Equipment maintenance and rentals......     272,114     514,814      739,966
  Application software...................     267,490     227,581      275,804
  Provision for doubtful accounts........     203,647      48,801       (8,126)
  Amortization--merchant contracts and
   noncompete agreements, excess of pur-
   chase price over net assets acquired
   and purchased software................   1,117,559   2,240,798    2,531,187
                                          ----------- -----------  -----------
                                           24,137,692  15,636,387   16,103,378
                                          ----------- -----------  -----------
Operating income (loss) .................   1,004,254  (1,086,413)  (3,648,509)
  Interest and other debt costs..........   1,784,377   1,080,310      965,396
  Debt fee to principal shareholder......     258,333         --           --
  Income tax benefit.....................         --          --       (55,241)
                                          ----------- -----------  -----------
    Net loss............................. $ 1,038,456 $ 2,166,723  $ 4,558,664
                                          =========== ===========  ===========

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                   REDEEMABLE
                                 PREFERRED STOCK   COMMON STOCK    ADDITIONAL
                                ----------------- ---------------   PAID-IN
                                SHARES   AMOUNT   SHARES   AMOUNT   CAPITAL
                                ------ ---------- -------  ------  ----------
Balance, December 31, 1992..... 4,500  $   44,425 409,376  $4,093  $8,545,242
Issuance of common stock.......                    73,751     738     736,772
Redemption of common stock.....                    (2,970)    (30)    (29,670)
Interest income accrued........
Undeclared preferred stock
 preferential dividends........           396,452                    (396,452)
Net loss.......................
                                -----  ---------- -------  ------  ----------
Balance, December 31, 1993..... 4,500     440,877 480,157   4,801   8,855,892
Issuance of common stock.......                     1,875      19      18,731
Redemption of common stock.....                    (2,813)    (28)    (28,102)
Interest income accrued........
Undeclared preferred stock
 preferential dividends........           407,283                    (407,283)
Net loss.......................
                                -----  ---------- -------  ------  ----------
Balance, December 31, 1994..... 4,500     848,160 479,219   4,792   8,439,238
Issuance of common stock.......                    45,064     451     450,189
Repayments.....................
Interest income accrued........
Undeclared preferred stock
 preferential dividend.........           440,857                    (440,857)
Net loss.......................
                                -----  ---------- -------  ------  ----------
Balance, December 31, 1995..... 4,500  $1,289,017 524,283  $5,243  $8,448,570
                                =====  ========== =======  ======  ==========

                                   NOTES RECEIVABLE  ACCUMULATED
                                   FROM SHAREHOLDERS   DEFICIT       TOTAL
                                   ----------------- ------------  ----------
Balance, December 31, 1992........    $  (90,883)    $ (1,407,389) $7,095,488
Issuance of common stock..........      (462,050)                     275,460
Redemption of common stock........        24,510                       (5,190)
Interest income accrued...........       (44,477)                     (44,477)
Undeclared preferred stock
 preferential dividends...........
Net loss..........................                     (4,558,664) (4,558,664)
                                      ----------     ------------  ----------
Balance, December 31, 1993........      (572,900)      (5,966,053)  2,762,617
Issuance of common stock..........       (12,250)                       6,500
Redemption of common stock........        18,350                       (9,780)
Interest income accrued...........       (45,422)                     (45,422)
Undeclared preferred stock
 preferential dividends...........
Net loss..........................                     (2,166,723) (2,166,723)
                                      ----------     ------------  ----------
Balance, December 31, 1994........      (612,222)      (8,132,776)    547,192
Issuance of common stock..........      (331,608)                     119,032
Repayments........................        59,000                       59,000
Interest income accrued...........       (55,823)                     (55,823)
Undeclared preferred stock
 preferential dividends...........
Net loss..........................                     (1,038,456) (1,038,456)
                                      ----------     ------------  ----------
Balance, December 31, 1995........    $ (940,653)    $ (9,171,232) $ (369,055)
                                      ==========     ============  ==========

                See notes to consolidated financial statements.

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                           1995         1994          1993
                                        -----------  -----------  ------------
Operating Activities:
  Net loss............................. $(1,038,456) $(2,166,723) $ (4,558,664)
  Adjustments to reconcile net loss to
   net cash used in operating
   activities:
    Depreciation and amortization......   1,974,141    2,880,994     3,386,203
    Provision for doubtful accounts....     203,647       48,801        (8,126)
    Gain on sale of equipment..........         --       (18,522)          --
    Changes in assets and liabilities
     which provided (used) cash net of
     effects from purchase of FirstNet
     assets and liabilities:
      Merchant accounts receivable.....  (7,000,911)         --            --
      Trade accounts receivable........    (208,029)      (8,587)     (103,155)
      Amount due from former sharehold-
       er..............................         --           --      1,550,000
      Inventory........................      56,816       97,814      (117,058)
      Prepaid expenses and other cur-
       rent assets.....................     (36,133)     (55,373)       59,727
      Deferred tax asset...............      83,746      (35,094)        2,623
      Other assets.....................    (124,600)      15,501      (108,603)
      Accounts payable and accrued ex-
       penses..........................     366,026      105,504       280,058
      Merchant reserves................   7,090,870          --            --
      Due to Principal Shareholder.....     258,333          --            --
      Deferred tax liability...........     (83,746)      35,094       (57,864)
      Other liabilities................      93,003       83,071        75,736
      Interest receivable..............     (55,823)     (45,422)          --
                                        -----------  -----------  ------------
        Net cash provided by (used in)
         operating activities..........   1,578,884      937,058       400,877
                                        -----------  -----------  ------------
Investing Activities:
  Capital expenditures.................    (128,737)    (112,578)     (223,504)
  Proceeds from sale of capital equip-
   ment................................     118,630      100,300           --
  FirstNet Corp Acquisition:
    Merchant contracts.................  (3,004,799)         --            --
    Goodwill...........................  (6,349,643)         --            --
    Purchase of FirstNet assets, net of
     cash acquired.....................     819,945          --            --
                                        -----------  -----------  ------------
        Net cash used in investing ac-
         tivities......................  (8,544,604)     (12,278)     (223,504)
                                        -----------  -----------  ------------
Financing Activities:
  Net proceeds from issuance of common
   stock...............................     118,630       18,750       737,510
  Redemption of common stock...........         --       (28,130)      (29,700)
  Repayments of notes receivable due
   from shareholders...................      59,000       18,350        24,510
  Borrowings under demand notes........   5,000,000          --            --
  Repayments of amounts outstanding un-
   der demand note.....................         --           --     (1,000,000)
  Borrowings under loan................   4,924,340          --        153,000
  Issuance of notes receivable due from
   shareholders........................    (331,608)     (12,250)     (506,527)
  Repayment of long-term debt..........    (118,228)    (267,472)      (89,083)
  Repayment of capital lease obliga-
   tions...............................    (132,404)    (258,355)     (332,071)
                                        -----------  -----------  ------------
        Net cash provided by (used in)
         financing activities..........   9,519,730     (529,107)   (1,042,361)
                                        -----------  -----------  ------------
Net Increase in Cash and Cash Equiva-
 lents.................................   2,554,010      395,673      (864,988)
Cash and Cash Equivalents, Beginning...     770,141      374,468     1,239,456
                                        -----------  -----------  ------------
Cash and Cash Equivalents, Ending...... $ 3,324,151  $   770,141  $    374,468
                                        ===========  ===========  ============
Supplemental Disclosures of Cash Flow
 Information--Cash paid during the pe-
 riod for interest..................... $ 2,038,275  $ 1,029,223  $    976,159
                                        ===========  ===========  ============

GENSAR Merchant Processing acquired $1,556,233 of assets, primarily cash and receivables, and liabilities of $1,256,233, primarily accounts payable and accrued liabilities. Net cash acquired was $1,119,945.

                See notes to consolidated financial statements.

                    GENSAR HOLDINGS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

1. ORGANIZATION AND BUSINESS

  GENSAR Holdings Inc. ("GENSAR Holdings"), a Delaware corporation, was formed in 1992 to build, through acquisition and internal development, a nationwide electronic banking network. GENSAR Holding's principal shareholder is the investment banking firm of Golder, Thoma, Cressey & Rauner (herein "Principal Shareholder") which owns 100% of the outstanding preferred stock and 81% of the outstanding common stock of GENSAR Holdings.

  On October 26, 1992, GENSAR Holdings acquired 100% of the capital stock of a corporation now doing business as GENSAR Technologies Inc. ("GENSAR Technologies"), a Delaware corporation. GENSAR Technologies is a third-party processor of "point of sale" electronic funds transfers, credit card authorizations, and retail data collections for financial institutions and retail establishments.

  Effective July 1, 1995, GENSAR Holdings acquired certain assets and liabilities of FirstNet Corporation. These assets and liabilities were recorded in GENSAR Merchant Processing, Inc. ("GENSAR Merchant Processing"), which is a newly formed and wholly owned subsidiary of GENSAR Holdings. GENSAR Merchant Processing, a Delaware corporation, is a Texas-based processing provider of bankcard services for merchants in various retail and service industries. GENSAR Merchant Processing currently processes VISA, Mastercard and various other bankcard transactions. The cost of this acquisition was $10,228,000 and was accounted for under the purchase method of accounting.

2. SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of GENSAR Holdings and its wholly owned subsidiaries, GENSAR Technologies Inc. and GENSAR Merchant Processing Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

  Cash and Cash Equivalents--For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Merchant Accounts Receivable--Merchant accounts receivable consist primarily of merchant funds receivable through settlement from the card issuing banks.

  Trade Accounts Receivable--Trade accounts receivable consist primarily of the monthly processing fees charged to the Company's customers and other trade receivables, net of the allowance for doubtful accounts.

  Allowance for Doubtful Accounts--The allowance for doubtful accounts represents provisions for losses charged to earnings, less actual charge-offs net of recoveries. Trade and merchant accounts receivable are charged against the allowance for doubtful accounts when management believes the collectibility of the receivable is unlikely. The provision for doubtful accounts charged to earnings is the amount which is necessary to establish the allowance at a level management believes will be adequate to absorb losses on existing merchant and trade accounts receivable that become uncollectible, based on evaluation of the collectibility of the receivables and historical loss experience.

  Inventory--Inventory is stated at the lower of cost (first-in, first-out) or market and consists of point-of-sale terminals and printers, related software and supplies.

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
  Furniture and Equipment--Furniture and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method, with such lives ranging from 3 to 7 years. Amortization of assets recorded under capital leases is included in depreciation expense.

  Merchant Contracts and Noncompete Agreements--The costs allocated to merchant contracts and noncompete agreements are being amortized by the straight line method over 10 years and 3 years, respectively, from the date of acquisition.

  Excess of Purchase Price Over Net Assets Acquired--The excess of purchase price over net assets acquired is being amortized by the straight-line method over 20 years for the GENSAR Technologies stock acquisition and 15 years for the GENSAR Merchant Processing asset acquisition.

  Asset Impairment--At least annually, and more often if circumstances dictate, the Company evaluates the recoverability of the net carrying value of its furniture and equipment, merchant contracts and noncompete agreements and the excess of purchase price over net assets acquired on a consolidated Company-wide basis. As part of this evaluation, the fair value of these assets is estimated based on discounted cash flows. The fair value is compared to the carrying amount in the consolidated financial statements. A deficiency in fair value relative to carrying amount is an indication of the need for a writedown due to impairment. If the total of these future undiscounted cash flows were less than the carrying amount of these assets, they would be written down to their fair value, and a loss on impairment recognized by a charge to earnings. The Company's accounting policy complies with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

  Merchant Reserves--Merchant reserves represent funds collected by the Company through the interchange system that are not remitted to the merchant due to an unusual characteristic of a transaction. The Company then investigates the transaction further before remitting funds to the merchant. Merchant reserves also include amounts due merchants that management has determined necessary as additional credit support for certain merchant processing volumes.

  Income Taxes--The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement carrying values and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable during the period plus or minus the change in the deferred tax assets and liabilities.

  Revenue Recognition--Service revenues are recognized as services are performed and delivered, with transaction and processing fees specifically recognized at the time the transaction or processing is completed.

  Processing Expenses--Processing expenses are comprised of the direct processing costs related to the VISA, Mastercard and various other bankcard transactions.

  Transaction Expenses--Transaction expenses are comprised of the direct transaction costs related to third-party processor point-of-sale electronic funds transfers, credit card authorizations and retail data collections.

  Software Development--All costs associated with internally developed software are expensed as incurred.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
  Reclassifications--Certain amounts have been reclassified in the 1994 and 1993 financial statements to be comparable to the financial statement presentation for 1995.

3. FURNITURE AND EQUIPMENT

  Furniture and equipment consist of the following at December 31, 1995 and 1994:

                                                           1995         1994
                                                        -----------  ----------
       Furniture and fixtures.......................... $   799,791  $  441,916
       Computer equipment..............................   1,640,990   1,364,048
       Telecommunications equipment....................     216,777      69,793
                                                        -----------  ----------
                                                          2,657,558   1,875,757
       Accumulated depreciation........................  (1,105,716)   (446,244)
                                                        -----------  ----------
                                                        $ 1,551,842  $1,429,513
                                                        ===========  ==========


4. OTHER ASSETS

  Other assets consist of the following at December 31, 1995 and 1994:

                                   1995       1994
                                 ---------  --------
        Computer software and
         software licenses ac-
         quired................. $ 900,028  $770,399
        Other deposits and
         fees...................   112,738   117,767
        Organization costs......    34,840    34,840
                                 ---------  --------
                                 1,047,606   923,006
        Accumulated amortiza-
         tion...................  (741,807) (518,539)
                                 ---------  --------
                                 $ 305,799  $404,467
                                 =========  ========

  The Company amortizes computer software licenses acquired using the straight-line method over a period of 5 years from the date the software is available for its intended use. Organization costs are amortized over a one year period.

5. MERCHANT CONTRACTS AND NONCOMPETE AGREEMENTS

  Merchant contracts and noncompete agreements consist of the following at December 31, 1995:

                                                                       1995
                                                                    ----------
        Merchant contracts......................................... $2,944,799
        Noncompete agreement.......................................     60,000
                                                                    ----------
                                                                     3,004,799
        Accumulated amortization...................................   (135,260)
                                                                    ----------
          Total.................................................... $2,869,539
                                                                    ==========

  These amounts represent costs allocated as a result of the acquisition of certain assets and liabilities of FirstNet Corporation. There were no such intangibles as of December 31, 1994.

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

6. DEMAND NOTES

  The amounts outstanding under the notes are payable to a bank upon demand with interest payable monthly at the prime rate of interest, 8.5% as of both December 31, 1995 and 1994. Repayment of the notes is guaranteed by the Principal Shareholder of the Company. Should the lender demand repayment on the demand note, GENSAR Holdings would be dependent upon the Principal Shareholder to assist in satisfying this obligation and in supporting the operations of GENSAR Holdings. Management intends to ultimately refinance such obligation to a long-term obligation. However, the ability to refinance is primarily dependent upon the further growth of the Company's operations and more favorable market conditions for borrowing opportunities.

7. LEASE OBLIGATIONS

  Capital Leases--The Company leases computer and telecommunication equipment, and furniture and fixtures under capital leases for use in its operations.

  Following is a schedule of leased assets included in furniture and equipment at December 31, 1995 and 1994:

                                                            1995        1994
                                                          ---------  ----------
     Computer equipment.................................. $ 937,315  $  877,786
     Personal computer equipment.........................    79,865      79,865
     Furniture and fixtures..............................    30,650      30,650
     Personal computer software..........................    17,809      17,809
                                                          ---------  ----------
                                                          1,065,639   1,006,110
     Accumulated depreciation............................  (433,724)    (75,816)
                                                          ---------  ----------
       Total............................................. $ 631,915  $  930,294
                                                          =========  ==========

  Capital lease obligations at December 31, 1995 are as follows:

     Computer equipment, payable $25,266, monthly, including
      interest, through October 1998...............................  $ 812,999
     Furniture and fixtures, payable $761 monthly, including
      interest, through December 1996..............................      8,344
     Personal computer software, payable $263 monthly including in-
      terest, through March 1998...................................      6,438
                                                                     ---------
       Total.......................................................    827,781
     Less current portion..........................................   (273,352)
                                                                     ---------
     Total--long term portion......................................  $ 554,429
                                                                     =========

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  Following is a schedule of future minimum payments required under the capital leases together with their present value as of December 31, 1995.

     1996............................................................ $ 338,313
     1997............................................................   329,184
     1998............................................................   272,605
                                                                      ---------
       Total minimum lease payments..................................   940,102
     Less amount representing interest...............................  (112,321)
                                                                      ---------
     Present value of minimum lease payments......................... $ 827,781
                                                                      =========

  Operating Leases--The Company leases computer equipment and office facilities under various operating leases. Following is a schedule of future minimum lease payments required under noncancelable operating leases with remaining terms in excess of one year:

           1996...................................... $  419,024
           1997......................................    233,568
           1998......................................    101,124
           1999......................................     97,536
           Thereafter................................    174,752
                                                      ----------
             Total................................... $1,026,004
                                                      ==========

8. INCOME TAXES

  As of December 31, 1995 and 1994, the Company has recorded deferred tax assets of $0 and $83,746 and deferred tax liabilities of $0 and $83,746, respectively. These amounts represent the approximate tax effect of temporary differences and operating loss carryforwards that give rise to the Company's deferred tax assets and liabilities, and the change in the valuation allowance for such deferred tax assets.

  As of December 31, 1995, the principal components of the deferred tax assets are a net operating loss carryforward, and nondeductible accruals for uncollectible receivables, intangibles, vacation pay and deferred compensation. A valuation allowance of $2,445,000 and $2,368,880, as of December 31, 1995 and 1994, respectively, has been recorded for the deferred tax assets since it is not presently determinable as to whether the assets will be fully realized in future periods.

  At December 31, 1995 and 1994, the Company had net operating loss carryforwards for U.S. federal income tax purposes of $2,856,000 and $2,996,605, respectively, which expire in various years ending in the year 2010.

  For the year ended December 31, 1995, the Company will file a consolidated State of Florida income tax return. In prior years, GENSAR Technologies Inc. filed separately in the State of Florida. At December 31, 1995 and 1994, GENSAR Technologies Inc. had State of Florida net operating loss carryforwards for state income tax reporting purposes of $305,000 and $571,000, respectively, which expire in various years ending 2008. These carryforwards may only be utilized to offset future State of Florida taxable income generated by GENSAR Technologies Inc.

  At December 31, 1995 and 1994, the Company had State of Texas business loss carryforwards for state income tax reporting purposes of $125,326 and $0, respectively, which expire in the year 2000.

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
9. DEFERRED COMPENSATION

  The Company has an agreement with a shareholder who is also a member of management whereby $90,000 of the executive's compensation is deferred annually. As of December 31, 1995 and 1994, $323,971 and
$217,500, respectively, of deferred compensation and accrued interest was included as a liability on the Company's balance sheet. Interest is payable to the executive to the extent of the deferred compensation balance at February 1, 1995 at a rate of 8%.

10. REDEEMABLE PREFERRED AND COMMON STOCKS

  The Company is authorized to issue 40,000 shares of preferred stock. As of December 31, 1995, 1994 and 1993, 4,500 shares were issued and outstanding. Each preferred share has a preference liquidation value of $1,000 per share. The preferred stock was recorded at fair value of $4,500,000 on the date of issuance with a credit of $45 to par value and the remainder to additional paid-in capital.

  Each share of preferred stock entitles its holder to preferential dividends equal to an amount of 8% per annum of the sum of the liquidation value and all accumulated but unpaid dividends. At December 31, 1995, 1994 and 1993 there were $1,289,017, $848,160 and $440,877, respectively, of undeclared and unpaid dividends. These dividends have been reflected as an increase in preferred stock with a corresponding decrease in additional paid-in capital.

  The Company may at any time redeem all or any portion of the outstanding shares of preferred stock. The redemption price would be equal to the liquidation value plus all accrued and unpaid dividends thereon.

  The holders of a majority of the Preferred Stock may request redemption at any time after July 27, 1999. If such notice is given to the Company, the Company shall be required to redeem all shares with respect to which such redemption requests have been made. Redemption price per share shall equal the liquidation value plus all accrued and unpaid dividends thereon.

  The Company had reserved 8,750 shares of common stock, at a purchase price of $10 per share, through agreements with the Company's senior management as of December 31, 1994. The reserved common stock was issued in June 1995 and there were no common shares reserved as of December 31, 1995.

11. NOTES RECEIVABLE FROM SHAREHOLDERS

  Pursuant to the formation of the Company and certain employment agreements, certain executives obtained the rights to purchase up to 71,719 shares of common stock of GENSAR Holdings. Additional shares have also been issued to other key members of management. These shares were purchased for a combination of cash and the issuance of notes receivable. The notes provide for payment of principal and interest at 8% and are payable upon demand. The notes and the accrued interest thereon are recorded as a reduction of shareholders' equity until paid. During the year ended December 31, 1995 there were repayments of $59,000 on such notes.

12. DEFINED CONTRIBUTION PLANS

  GENSAR Technologies has a 401(k) Plan (the "GENSAR Technologies Plan") covering all employees who meet certain eligibility requirements. Under the GENSAR Technologies Plan provisions, the Company matches 50% of employee contributions up to a maximum matching amount of 2% of the employee's compensation. Contributions for the years ended December 31, 1995, 1994 and 1993 were $49,965, $44,538 and $46,373, respectively.

                     GENSAR HOLDINGS INC. AND SUBSIDIARIES

                 YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
  GENSAR Merchant Processing has a 401(k) Plan (the "GENSAR Merchant Processing Plan") covering all employees who meet certain eligibility requirements. Under the GENSAR Merchant Processing Plan, the Company matches 100% of employee contributions up to a maximum matching amount of 2% of the employee's compensation. Contributions for the six months ended December 31, 1995 were $8,530. Subsequent to year end, the Company merged the GENSAR Merchant Processing Plan into the GENSAR Technologies Plan.

13. MAJOR CUSTOMERS

  Revenue generated from one customer accounted for approximately $2,612,000, $3,426,000 and $3,949,000 or 10%, 24% and 32%, respectively, of total consolidated revenue for the years ended December 31, 1995, 1994 and 1993.

14. RELATED PARTY TRANSACTIONS

  On July 18, 1995, the Company entered into an agreement with the Principal Shareholder for certain services. Under the terms of the agreement, the Company is to pay a $50,000 monthly fee to be paid as long as the demand notes outstanding as of July 26, 1995, guaranteed by the Principal Shareholder, remain outstanding.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair value of amounts reported in the consolidated financial statements has been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature. The fair value of long-term assets and long-term debt approximates their carrying value.

16. BUSINESS COMBINATION

  The Company acquired certain assets and liabilities of FirstNet Corporation effective July 1, 1995. The following unaudited consolidated pro forma results give effect in all material respects to the purchase of the FirstNet assets and liabilities as if it had occurred on January 1, 1993.

                                          1995          1994          1993
                                      ------------  ------------  -------------
       Revenue....................... $ 32,745,177  $ 28,139,658  $  23,631,215
       Operating income (loss).......    1,111,518      (680,801)    (3,076,601)
       Net income (loss).............   (1,382,934)   (3,011,458)    (5,156,628)

  The unaudited pro forma results do not purport to be indicative of the results of operations that would have actually been obtained if the purchase had been consummated as of the beginning of the period presented. In addition, the unaudited pro forma results do not purport to be indicative of the results of operations which may be achieved in the future.

  The unaudited pro forma results have been prepared using calculations based on assumptions and adjustments deemed reasonable by the Company.

                        PRO FORMA FINANCIAL INFORMATION

  The unaudited Pro Forma Condensed Consolidated Financial Statements of the Company set forth on the following pages include the Condensed Consolidated Statements of Income for the three months ended September 30, 1996 and the fiscal year ended June 30, 1996. Because the consolidated balance sheet of the Company at September 30, 1996 includes the assets and liabilities of GENSAR, which were acquired by the Company in August, 1996, a pro forma consolidated balance sheet has not been presented.

  The Condensed Consolidated Statements of Income have been prepared by combining the historical results of the Company and GENSAR Holdings Inc ("GENSAR"), adjusted to give effect to the purchase transactions as if it had occurred July 1, 1995. Pro forma adjustments reflecting anticipated merger benefits are not included.

  Adjustments to reflect the remaining business combinations and merchant portfolio purchases occurring during the three months ended September 30, 1996 and the fiscal year ended June 30, 1996 as if they had occurred on July 1, 1995, in aggregate, did not have a material impact on the pro forma results of operations and therefore have not been included.

  The unaudited Pro Forma Condensed Consolidated Financial Statements include all material adjustments necessary to present the historical results in a manner reflecting the assumptions set forth above.

  The unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the results of operations that would have actually been obtained if the purchase had been consummated as of the beginning of the period presented. In addition, the unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to be indicative of the results of operations which may be achieved in the future.

  The unaudited Pro Forma Condensed Consolidated Financial Statements have been prepared using calculations based on assumptions and adjustments deemed reasonable by the Company. These assumptions and adjustments are set forth in the Notes to Pro Forma Condensed Consolidated Financial Statements.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

       PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                 FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                            CONSOLIDATED
                             FIRST USA     CONSOLIDATED  PRO FORMA    PRO FORMA
                          PAYMENTECH, INC.  GENSAR(F)   ADJUSTMENTS  CONSOLIDATED
                          ---------------- ------------ -----------  ------------
Net Revenue.............     $   39,634       $2,500       $ (88)(d)  $   42,046
Operating Expenses
Salaries and employee
 benefits...............         11,690          930         --           12,620
Data processing and com-
 munications............          8,803          796         (88)(d)       9,511
Other...................         10,904          777         494 (a)      12,175
Merger, integration and
 impairment.............         15,544          --          --           15,544
                             ----------       ------       -----      ----------
  Total operating ex-
   penses...............         46,941        2,503         406          49,850
                             ----------       ------       -----      ----------
    Income (loss) from
     operations.........         (7,307)          (3)       (494)         (7,804)
Net interest income (ex-
 pense).................          1,249         (184)       (464)(b)         601
                             ----------       ------       -----      ----------
    Income (loss) before
     income taxes.......         (6,058)        (187)       (958)         (7,203)
Provision for income
 taxes..................         (2,774)         --         (439)(e)      (3,213)
                             ----------       ------       -----      ----------
    Net income (loss)...     $   (3,284)      $ (187)      $(519)     $   (3,990)
                             ==========       ======       =====      ==========
Net income (loss) per
 share..................     $    (0.10)                              $    (0.12)
                             ==========                               ==========
Weighted average common
 shares outstanding.....     32,123,759                               32,123,759


      See Notes to Pro Forma Condensed Consolidated Statements of Income.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

       PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                        FOR THE YEAR ENDED JUNE 30, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                            CONSOLIDATED
                             FIRST USA     CONSOLIDATED  PRO FORMA      PRO FORMA
                          PAYMENTECH, INC.  GENSAR(C)   ADJUSTMENTS    CONSOLIDATED
                          ---------------- ------------ -----------    ------------
Net Revenue.............     $  121,232      $ 25,091      $ (609)(d)   $  145,714
Operating expenses
Salaries and employee
 benefits...............         38,753         9,148         --            47,901
Data processing and com-
 munications............         26,951         6,244        (609)(d)       32,586
Other...................         34,513         8,860       5,924 (a)       49,297
                             ----------      --------    --------       ----------
  Total operating ex-
   penses...............        100,217        24,252       5,315          129,784
                             ----------      --------    --------       ----------
    Income (loss) from
     operations.........         21,015           839      (5,924)          15,930
Net interest income (ex-
 pense).................          2,737        (2,439)     (4,810)(b)       (4,512)
                             ----------      --------    --------       ----------
    Income (loss) before
     income taxes.......         23,752        (1,600)    (10,734)          11,418
Provision for income
 taxes..................          9,500           --       (4,272)(e)        5,228
                             ----------      --------    --------       ----------
    Net income (loss)...     $   14,252      $ (1,600)   $ (6,462)      $    6,190
                             ==========      ========    ========       ==========
Net income per share....     $     0.54                                 $     0.23
                             ==========                                 ==========
Weighted average common
 shares outstanding.....     26,429,673                                 26,429,673


      See Notes to Pro Forma Condensed Consolidated Statements of Income.

                  FIRST USA PAYMENTECH, INC. AND SUBSIDIARIES

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

(a) To record amortization expense related to the Company's acquisition of GENSAR. Amortization expense was calculated as if the acquisition had occurred July 1, 1995.

(b) To record interest expense on the debt incurred as a result of the purchase of GENSAR. Interest expense was calculated as if the acquisition had occurred July 1, 1995.

(c) A reconciliation of the year ended June 30, 1996 pro forma statements of income to the historical financial statements of GENSAR is as follows:

       Net loss for the fiscal year ended June 30, 1996............... $(1,600)
       Less net loss for the six months ended June 30, 1996...........    (649)
       Add net loss for the six months ended June 30, 1995............     (87)
                                                                       -------
       Net loss for the calendar year ended December 31, 1995......... $(1,038)
                                                                       =======

(d) To record the elimination of revenue paid by the Company to GENSAR.

(e) To record the pro forma adjustment for income tax. This adjustment results in a consolidated effective tax rate of 45.79%, which reflects the effect of the higher level of non-deductible intangible amortization.

(f) To include GENSAR results of operations prior to acquisition.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   8
The Company................................................................  11
Use of Proceeds............................................................  14
Price Range of Common Stock................................................  14
Dividend Policy............................................................  14
Capitalization.............................................................  15
Selected Financial Information.............................................  16
Management's Discussion and
 Analysis of Results of Operations and Financial Condition ................  17
Business...................................................................  24
Management.................................................................  37
Principal Stockholders and Selling Stockholder.............................  44
Relationship with First USA................................................  45
Shares Eligible for Future Sale............................................  47
Description of Capital Stock...............................................  49
Certain United States Federal Tax
 Consequences to Non-U.S. Holders..........................................  50
Underwriting...............................................................  53
Legal Matters..............................................................  55
Experts....................................................................  55
Index to Financial Statements.............................................. F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               6,800,000 SHARES

                                     LOGO
                                [of First USA]

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.

                          MONTGOMERY SECURITIES

                            SMITH BARNEY INC.

                                       , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

   SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS DATED NOVEMBER 18, 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS
                                6,800,000 SHARES

                                      LOGO
                                 [of First USA]

                                  COMMON STOCK

                                  ----------

  Of the 6,800,000 shares of Common Stock (the "Common Stock") offered hereby, 2,800,000 shares are being issued and sold by First USA Paymentech, Inc. (the "Company") and 4,000,000 shares are being sold by a subsidiary of First USA, Inc., ("First USA") (the "Selling Stockholder"). See "Principal Stockholders and Selling Stockholder". Of the shares of Common Stock offered hereby, 1,360,000 shares initially are being offered outside the United States and Canada by the International Managers (the "International Offering") and 5,440,000 shares initially are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The public offering price and the underwriting discount per share are identical for both of the Offerings. See "Underwriting".

  The Common Stock is traded on the New York Stock Exchange under the symbol "PTI". On November 15, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $36.25 per share. See "Price Range of Common Stock".

  First USA owns approximately 77% of the outstanding Common Stock. Upon completion of the Offerings, First USA will own 20,411,081 shares of Common Stock, which will represent approximately 59% of the outstanding Common Stock assuming no exercise of the Underwriters' over-allotment options, or 19,811,081 shares of Common Stock, which will, represent approximately 57% of the outstanding Common Stock, if the Underwriters' over-allotment options are exercised in full. The Company will use its net proceeds from the Offerings for general corporate purposes, including repayment of indebtedness. The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Use of Proceeds". The Company, First USA and the directors and executive officers of the Company have agreed, following completion of the Offerings, not to issue, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 120 days after the date of this Prospectus, except that the Company may, without such consent, grant options or issue shares of Common Stock pursuant to its employee benefit plans and may in certain circumstances issue shares of Common Stock in connection with acquisitions.

  FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" SET FORTH ON PAGES 8 THROUGH 10 HEREIN.

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PRICE TO UNDERWRITING PROCEEDS TO     PROCEEDS TO
                            PUBLIC  DISCOUNT(1)  COMPANY(2)  SELLING STOCKHOLDER
--------------------------------------------------------------------------------
Per Share.................  $          $           $                $
--------------------------------------------------------------------------------
Total(3)..................  $          $           $                $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting expenses payable by the Company estimated at $750,000.

(3) The Company has granted the International Managers and the U.S. Underwriters 30-day options to purchase up to 84,000 and 336,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. The Selling Stockholder has granted the International Managers and the U.S. Underwriters 30-day options to purchase up to 120,000 and 480,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholder will be $   , $   , $   , and $   , respectively. See
    "Underwriting".

                                  ----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares will be made in New York,
New York on or about        , 1996.

                                  ----------

MERRILL LYNCH INTERNATIONAL

                     MONTGOMERY SECURITIES
                                                          SMITH BARNEY INC.

                                  ----------

                  The date of this Prospectus is      , 1996.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement"), the Company and the Selling Stockholder have agreed to sell to each of the underwriters named below (the "International Managers"), and each of the International Managers, for whom Merrill Lynch International, Montgomery Securities and Smith Barney Inc. are acting as lead managers (the "Lead Managers"), has severally agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                        NUMBER
        INTERNATIONAL MANAGER                                          OF SHARES
        ---------------------                                          ---------
   Merrill Lynch International........................................
   Montgomery Securities..............................................
   Smith Barney Inc. .................................................
                                                                       ---------
       Total.......................................................... 1,360,000
                                                                       =========

  The Company and the Selling Stockholder have also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Montgomery Securities and Smith Barney Inc., acting as representatives (the "U.S. Representatives"), and certain other underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase, an aggregate of 5,440,000 shares of Common Stock.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

  In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company and the Selling Stockholder are not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Common Stock under the terms of the Purchase Agreement unless all of the shares of Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

  The Lead Managers have advised the Company that the International Managers propose to offer the shares of Common Stock offered hereby in the International Offering to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $   per share of Common Stock, and
that the International Managers may allow, and such dealers may reallow, a
discount not in excess of $    per share of Common Stock on sales to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The public offering price per share of Common Stock and the underwriting discount per share of Common Stock are identical for both Offerings.

  The Company has granted to the International Managers and the U.S. Underwriters options to purchase up to an additional 84,000 and 336,000 shares of Common Stock, respectively, at the public offering price, less the underwriting discount. The Selling Stockholder has granted to the International Managers and the U.S. Underwriters options to purchase up to an additional 120,000 and 480,000 shares of Common Stock, respectively, at the public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such options, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase from the Company and the Selling Stockholder, pro rata, approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the 6,800,000 shares of Common Stock initially purchased by the Underwriters.

  The Company has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession.

  The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

  Each International Manager has agreed that (i) it has not offered or sold, and it will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby to persons in the United Kingdom prior to the expiration of the period of six months from the closing date except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from, or otherwise involving the United Kingdom, and (iii) it has only issued or passed

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

  The Company, First USA and the directors and executive officers of the Company have agreed, following completion of the Offerings, not to issue, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 120 days after the date of this Prospectus, except that the Company may, without such consent, grant options or issue shares of Common Stock pursuant to its employee benefit plans and may in certain circumstances issue shares of Common Stock in connection with acquisitions.

  The Common Stock is traded on the NYSE under the symbol "PTI".

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Common Stock will be passed upon for the Company and the Selling Stockholder by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the Underwriters by Brown & Wood LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at June 30, 1996 and 1995 and for each of the three years in the period ended June 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included elsewhere herein and in the Registration Statement of which this Prospectus is a part, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of GENSAR at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report given upon the authority of such firm as experts in accounting and auditing.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNEC-TION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OF-FER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JU-RISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Prospectus Summary.........................................................   3
Risk Factors...............................................................   8
The Company................................................................  11
Use of Proceeds............................................................  14
Price Range of Common Stock................................................  14
Dividend Policy............................................................  14
Capitalization.............................................................  15
Selected Financial Information.............................................  16
Management's Discussion and
 Analysis of Results of Operations and Financial Condition ................  17
Business...................................................................  24
Management.................................................................  37
Principal Stockholders and Selling Stockholder.............................  44
Relationship with First USA................................................  45
Shares Eligible for Future Sale............................................  47
Description of Capital Stock...............................................  49
Certain United States Federal Tax
 Consequences to Non-U.S. Holders..........................................  50
Underwriting...............................................................  53
Legal Matters..............................................................  55
Experts....................................................................  55
Index to Financial Statements.............................................. F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,800,000 SHARES

                                      LOGO
                                 [of First USA]

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                        MERRILL LYNCH INTERNATIONAL

                           MONTGOMERY SECURITIES

                             SMITH BARNEY INC.

                                       , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following expenses are estimated.

      Registration fee................................................ $ 99,099
      NASD fee........................................................   30,000
      Transfer agents' fees...........................................   10,000
      Printing and engraving expenses.................................  300,000
      Legal fees and expenses.........................................  150,000
      Accounting fees and expenses....................................   30,000
      Miscellaneous...................................................  130,901
                                                                       --------
        Total......................................................... $750,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As authorized by Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Corporation Law"), each director and officer of the Company may be indemnified by the Company against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the Company if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines otherwise.

  In addition, the Company has directors' and officers' liability coverage pursuant to a policy maintained by First USA.

  Article Eighth of the Certificate of Incorporation of the Company, a copy of which is filed as Exhibit 3.1 to this Registration Statement, provides that, to the fullest extent permitted by law, directors of the Company will not be liable for monetary damages to the Company or its stockholders for breaches of their fiduciary duties.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In January 1996, in connection with the formation of the Company, the Company issued 24,411,081 shares of Common Stock to First USA Financial. The foregoing transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   EXHIBIT
   NUMBER                          DESCRIPTION                           PAGE
   -------                         -----------                           ----
     1.1** Form of Purchase Agreement dated      , 1996 among the
           Company, the Selling Stockholder and the U.S. Underwriters.
     1.2** Form of International Purchase Agreement, dated      , 1996
           among the Company, the Selling Stockholder and the
           International Managers.

   EXHIBIT
   NUMBER                           DESCRIPTION                            PAGE
   -------                          -----------                            ----
     2     Agreement and Plan of Merger, dated as of July 19, 1996, by and among First USA, the Company, First USA Management
           Resources, Inc., First USA Opportunity III, Inc., GENSAR and
           Golder Thoma Cressey Fund III Limited Partnership and the
           other stockholders of GENSAR, filed as Exhibit 2.1 to the
           Company's Current Report on Form 8-K filed September 3, 1996 and incorporated by reference herein.
     3.1   Certificate of Incorporation of the Company, as amended,
           filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-262) (the "Registration Statement") and
           incorporated by reference herein.
     3.2   By-Laws of the Company, filed as Exhibit 3.2 to the
           Registration Statement and incorporated by reference herein.
     5**   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the Common Stock
    10.1   Intercompany Services Agreement between the Company and First
           USA Management, Inc., filed as Exhibit 10.1 to the Company's
           Quarterly Report on Form 10-Q for the quarter ended March 31,
           1996 and incorporated herein by reference.
    10.2   Registration Rights Agreement between the Company and First
           USA, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and
           incorporated herein by reference.
    10.3   Tax Sharing Agreement between the Company and First USA,
           filed as Exhibit 10.3 to the Company's Quarterly Report on
           Form 10-Q for the quarter ended March 31, 1996 and
           incorporated herein by reference.
    10.4   1996 Stock Option Plan of the Company, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the
           quarter ended March 31, 1996 and incorporated herein by
           reference.
    10.5+  Amendment No. 1 to 1996 Stock Option Plan of the Company.
    10.6   1996 Restricted Stock Plan of the Company, filed as Exhibit
           10.5 to the Company's Quarterly Report on Form 10-Q for the
           quarter ended March 31, 1996 and incorporated herein by
           reference.
    10.7   Revolving Credit Agreement dated February 21, 1996 among the
           Company, the lenders listed therein and NationsBank of Texas
           N.A., as Agent, including the notes and guaranty related
           thereto, filed as Exhibit 10.6 to the Registration Statement and incorporated by reference herein.
    10.8+  Form of Amendment No. 1 to Revolving Credit Agreement dated
           October 30, 1996 among the Company, the lenders listed
           therein and Nations Bank of Texas, N.A., as Agent.
    10.9   Deferred Compensation Plan of First USA, filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 333-
           06979) and incorporated by reference herein.
    10.10  Employee Stock Purchase Plan of the Company, filed as Exhibit
           10.8 to the Company's Annual Report on Form 10-K for the
           fiscal year ended June 30, 1996, and incorporated by
           reference herein.
    10.11  First USA Paymentech Retirement Savings Plan, filed as
           Exhibit 99.1 to the Company's Registration Statement on Form
           S-8 (No. 333-11249) and incorporated by reference herein.
    10.12  First USA Paymentech Supplemental Executive Retirement Plan
           filed as Exhibit 10.10 to the Company's Annual Report on Form
           10-K for the fiscal year ended June 30, 1996, and
           incorporated by reference herein.
    10.13  First USA Paymentech Savings Restoration Plan filed as
           Exhibit 10.11 to the Company's Annual Report on Form 10-K for
           the fiscal year ended June 30, 1996, and incorporated by
           reference herein.

   EXHIBIT
   NUMBER                           DESCRIPTION                            PAGE
   -------                          -----------                            ----
    11+    Computation of Net Income Per Share.
    21     Subsidiaries of the Company, filed as Exhibit 21 to the
           Company's Annual Report on Form 10-K for the fiscal year
           ended June 30, 1996, and incorporated by reference herein.
    23.1** Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).
    23.2*  Consent of Ernst & Young LLP.
    23.3*  Consent of Deloitte & Touche LLP.
    24+    Powers of Attorney (included on the signature page hereof).

--------
 * Filed herewith.

** To be filed by amendment.

 + Previously filed.

ITEM 17. UNDERTAKINGS.

  The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates for Common Stock in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DALLAS, STATE OF TEXAS, ON NOVEMBER 18, 1996.

                                          First USA Paymentech, Inc.

                                                 /s/ Philip E. Taken
                                          By: _________________________________

                                                   PHILIP E. TAKEN

                                             SENIOR VICE PRESIDENT AND GENERAL
                                                       COUNSEL

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON NOVEMBER 18, 1996.

                                          SIGNATURE

                                                         *
                                          -------------------------------------
                                                    JOHN C. TOLLESON
                                                  CHAIRMAN OF THE BOARD

                                                         *
                                          -------------------------------------

                                                 PAMELA H. PATSLEY

                                           PRESIDENT, CHIEF EXECUTIVE OFFICER
                                                    AND DIRECTOR

                                           (PRINCIPAL EXECUTIVE OFFICER)

                                                         *
                                          -------------------------------------
                                                    DAVID W. TRUETZEL
                                               CHIEF FINANCIAL OFFICER AND
                                                        SECRETARY
                                           (PRINCIPAL FINANCIAL AND ACCOUNTING
                                                        OFFICER)

                                                         *
                                          -------------------------------------
                                                    RICHARD W. VAGUE
                                                        DIRECTOR

                                                         *
                                          -------------------------------------
                                                     GENE H. BISHOP
                                                        DIRECTOR

                                                         *
                                          -------------------------------------
                                                    RUPINDER S. SIDHU
                                                        DIRECTOR

                                                /s/ Philip E. Taken

                                          *By: ___________________________

                                                  PHILIP E. TAKEN

                                                 * ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
 -------                           -----------                             ----
   1.1** Form of Purchase Agreement dated      , 1996 among the Company,
         the Selling Stockholder and the U.S. Underwriters.
   1.2** Form of International Purchase Agreement, dated      , 1996
         among the Company, the Selling Stockholder and the
         International Managers.
   2     Agreement and Plan of Merger, dated as of July 19, 1996, by and among First USA, the Company, First USA Management Resources,
         Inc., First USA Opportunity III, Inc., GENSAR and Golder Thoma
         Cressey Fund III Limited Partnership and the other stockholders of GENSAR, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed September 3, 1996 and incorporated by
         reference herein.
   3.1   Certificate of Incorporation of the Company, as amended, filed as Exhibit 3.1 to the Company's Registration Statement on Form
         S-1 (No. 333-262) (the "Registration Statement") and
         incorporated by reference herein.
   3.2   By-Laws of the Company, filed as Exhibit 3.2 to the
         Registration Statement and incorporated by reference herein.
   5**   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the Common Stock
  10.1   Intercompany Services Agreement between the Company and First
         USA Management, Inc., filed as Exhibit 10.1 to the Company's
         Quarterly Report on Form 10-Q for the quarter ended March 31,
         1996 and incorporated herein by reference.
  10.2   Registration Rights Agreement between the Company and First
         USA, filed as Exhibit 10.2 to the Company's Quarterly Report on
         Form 10-Q for the quarter ended March 31, 1996 and incorporated herein by reference.
  10.3   Tax Sharing Agreement between the Company and First USA, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q
         for the quarter ended March 31, 1996 and incorporated herein by reference.
  10.4   1996 Stock Option Plan of the Company, filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and incorporated herein by reference.
  10.5+  Amendment No. 1 to 1996 Stock Option Plan of the Company.
  10.6   1996 Restricted Stock Plan of the Company, filed as Exhibit
         10.5 to the Company's Quarterly Report on Form 10-Q for the
         quarter ended March 31, 1996 and incorporated herein by
         reference.
  10.7   Revolving Credit Agreement dated February 21, 1996 among the
         Company, the lenders listed therein and NationsBank of Texas
         N.A., as Agent, including the notes and guaranty related
         thereto, filed as Exhibit 10.6 to the Registration Statement and incorporated by reference herein.
  10.8+  Form of Amendment No. 1 to Revolving Credit Agreement dated
         October 30, 1996 among the Company, the lenders listed therein and Nations Bank of Texas, N.A., as Agent.
  10.9   Deferred Compensation Plan of First USA, filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 333-
         06979) and incorporated by reference herein.
  10.10  Employee Stock Purchase Plan of the Company, filed as Exhibit
         10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, and incorporated by reference herein.
  10.11  First USA Paymentech Retirement Savings Plan, filed as Exhibit
         99.1 to the Company's Registration Statement on Form S-8 (No.
         333-11249) and incorporated by reference herein.
  10.12  First USA Paymentech Supplemental Executive Retirement Plan
         filed as Exhibit 10.10 to the Company's Annual Report on Form
         10-K for the fiscal year ended June 30, 1996, and incorporated by reference herein.

 EXHIBIT
 NUMBER                            DESCRIPTION                            PAGE
 -------                           -----------                            ----
  10.13  First USA Paymentech Savings Restoration Plan filed as Exhibit
         10.11 to the Company's Annual Report on Form 10-K for the
         fiscal year ended June 30, 1996, and incorporated by reference herein.
  11+    Computation of Net Income Per Share.
  21     Subsidiaries of the Company, filed as Exhibit 21 to the
         Company's Annual Report on Form 10-K for the fiscal year ended
         June 30, 1996, and incorporated by reference herein.
  23.1** Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).
  23.2*  Consent of Ernst & Young LLP.
  23.3*  Consent of Deloitte & Touche LLP.
  24+    Powers of Attorney (included on the signature page hereof).

--------
 * Filed herewith.

** To be filed by amendment.

 + Previously filed.